11/27



82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Debenhams

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

FILE NO. 82- 34989

FISCAL YEAR 9-2-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/29/06



ARLS
92-06
RECEIVED
2006 NOV 27 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE
DEBENHAMS
STYLING THE NATION
ANNUAL REPORT AND ACCOUNTS 2006

History

The Debenhams name was first used in 1813 when Thomas Clark and William Debenham began retail operations as the Clark and Debenham partnership on Wigmore Street in central London. The business grew to include a number of retail outlets across the UK and in 1905 Debenhams opened its first department store. In 1928 Debenhams listed its shares on the London Stock Exchange and traded as an independent company until 1985, when it was acquired by The Burton Group. By 1985 Debenhams had a portfolio of 65 department stores.

In the late 1980s and early 1990s Debenhams began to reposition its business, introducing exclusive ranges of own-bought merchandise in key product areas and significantly increasing its portfolio of stores. In 1997, Debenhams introduced its first international franchise store in the Middle East. Debenhams was demerged from The Burton Group and listed on the London Stock Exchange in 1998.

In December 2003 Debenhams was acquired by Baroness Retail Limited, a company owned indirectly by a group of funds managed or advised by CVC Capital Partners, Merrill Lynch Global Private Equity and Texas Pacific Group, other institutional investors and the management team and ceased trading on the London Stock Exchange. In May 2006 Debenhams returned to the stock market.

Financial track record:

	IFRS		UK GAAP			
	2006 £m	2005 £m	2005 £m	2004 £m	2003 £m	2002 £m
Gross transaction value	**2,192.9**	2,086.8	2,086.8	1,902.9	1,810.2	1,695.8
Operating profit before exceptional items and goodwill amortisation	**238.2**	228.0	250.9*	201.7*	175.8	163.8
Underlying operating profit before exceptional items	**267.4**	220.7				

(Financial year end August)

* Excluding goodwill amortisation on the 2003 acquisition of £30.6 million in 2004 and £63.2 million in 2005.

Strategy

Debenhams' strategy is to maintain and build on its core strengths and to leverage these further through organic, new space and other channel growth:

Organic growth

- Sales and margin growth from design, buying and merchandising initiatives: Increasing customer differentiation through further growth of Designers at Debenhams, enhancing own brands and making logical extensions to existing ranges.

- Supply chain transformation: rationalisation to fewer, better suppliers driving improved margins and payment terms alongside shortening lead times to improve customer availability and lower markdown.

- Store refurbishment programme: 14 stores completed in 2006 and roll-out across the portfolio is continuing.

New space growth

- New department store openings: extending the reach of the brand, increasing availability of the offer to customers with the potential for 240 stores.

- New small store format Desire by Debenhams: unique concept of "one-stop shop" for women focusing on own-brands and designers with the potential for 100 stores.

Other channel growth

- International franchise roll-out: high growth potential with plans for 70 stores by the end of 2010.

- Multi-channel and web growth: significant investment to upgrade Debenhams' internet site improving the offer content and functionality.

Sales and product mix

The majority of Debenhams' business, 97.2 per cent, is from retail stores in the United Kingdom and the Republic of Ireland. However, while the international and web businesses are relatively small they are growing rapidly and increasing in terms of sales participation.

Debenhams annual turnover is broadly 70 per cent own-bought brands and 30 per cent concession brands. The own-bought share includes a portfolio of over 55 exclusive brands with 25 Designers at Debenhams ranges such as Jasper Conran and John Rocha and other own brands such as Red Herring, Maine New England and Debut. Alongside these Debenhams uses popular international brands and concession brands to increase customer visits to its stores.

Product category	Mix (approx.)
Womenswear (including accessories and lingerie)	45%
Menswear	17%
Home (including gift and furniture)	16%
Cosmetics	14%
Childrenswear	5%
Other (including food services)	3%

Customer base

Debenhams is a family department store that caters for all ages. However, its target market is women aged between 25-55. Our customers want to be stylish and expect Debenhams to offer fashionable, stylish clothes; Debenhams also appeals to women shopping for their families on more of a budget with Debenhams offering catwalk trends from designers at high street prices.

Debenhams has a loyal customer base with over 2 million store card holders; the store card is owned and administered by GE Money. The Nectar loyalty programme also plays a role in developing customer loyalty and there are over 7 million customers who have used a Nectar card in Debenhams.

Store opening programme

Debenhams has an aggressive new store opening programme with eight stores opened during the 2006 financial year, including three new Desire by Debenhams small format stores. Following the year end, Debenhams acquired nine department stores in the Republic of Ireland and opened two new stores in the UK taking the current store portfolio to 137.

Debenhams is currently contracted to open 28 stores (four re-sites) within the UK and 16 international stores over the next five years and is actively pursuing additional suitable sites. Debenhams continues to grow as we build the portfolio towards a target of 240 department stores and 100 Desire by Debenhams stores.

Management team

John Lovering – Chairman
Chris Woodhouse – Finance Director
Nikki Zamblera – Human Resources Director
Rob Templeman – Chief Executive
Michael Sharp – Chief Operating Officer
Nigel Palmer – Retail Operations Director

desire by DEBENHAMS



Our Desire by Debenhams store at Birmingham Fort (opened September 2006)

ANNUAL GENERAL MEETING

AT 1 WELBECK STREET, LONDON W1G 0AA, 12 DECEMBER 2006 – FORM OF PROXY

[PLEASE USE BLOCK CAPITALS]

I/We, ...

of ....

being (a) member(s) of Debenhams plc, hereby appoint the Chairman of the meeting or*

* If you would like to appoint a proxy other than the Chairman of the meeting, please insert the name of your proxy in BLOCK CAPITALS in this box. Should this box be left blank, the proxy will be exercised by the Chairman of the meeting.

as my/our proxy to attend and to vote on my/our behalf at the Annual General Meeting ("AGM") of the Company to be held on 12 December 2006 at 11.00 am and at any adjournment thereof. In respect of the resolutions referred to the notice of meeting on pages 122 to 124 of the annual report, my/our proxy will vote on the resolutions as indicated below.

Indicate voting intention by ☑

Please read the notes overleaf before filling in this form

Resolution		For	Against	Vote withheld
1	To receive the directors' report and accounts for the year ended 2 September 2006	☐	☐	☐
2	To approve the directors' remuneration report for the year ended 2 September 2006	☐	☐	☐
3	To declare a final dividend of 2.4 pence per ordinary share	☐	☐	☐
4	To reappoint Philippe Costeletos as a director	☐	☐	☐
5	To reappoint Adam Crozier as a director*	☐	☐	☐
6	To reappoint Jonathan Feuer as a director	☐	☐	☐
7	To reappoint Richard Gillingwater as a director*	☐	☐	☐
8	To reappoint Peter Long as a director*	☐	☐	☐
9	To reappoint John Lovering as a director*	☐	☐	☐
10	To reappoint Dennis Millard as a director*	☐	☐	☐
11	To reappoint Guido Padavano as a director	☐	☐	☐
12	To reappoint Paul Pindar as a director*	☐	☐	☐
13	To reappoint Michael Sharp as a director	☐	☐	☐
14	To reappoint Rob Templeman as a director	☐	☐	☐
15	To reappoint Chris Woodhouse as a director	☐	☐	☐
16	To reappoint PricewaterhouseCoopers LLP as the auditors	☐	☐	☐
17	To authorise the Audit Committee to set the fees paid to the auditors	☐	☐	☐
18	To give the directors authority to allot shares	☐	☐	☐
19	To disapply pre-emption rights	☐	☐	☐
20	To authorise the Company to buy its own shares	☐	☐	☐

* Membership of board committees is included within the directors' biographies in the annual report.

Please sign and date the form

Signature	Date

Once completed, please detach and post this form in the pre-paid envelope provided.

To be valid, this form must be received by the Company's registrars, Lloyds TSB Registrars at Freepost SEA10855, The Causeway, Worthing BN99 6ZX by no later than 11.00 am on 10 December 2006.

Notes on filling in your form of proxy

- If you hold shares in your own name and you cannot attend the AGM, but wish to vote on the resolutions, you are entitled to appoint someone else, a "proxy" to attend and vote on your behalf A proxy need not be a member of Debenhams plc. A proxy must vote as you have instructed. The proxy will vote at his or her discretion or abstain from voting, as he or she thinks fit, on any resolution on which you do not give a specific instruction and, unless instructed otherwise, on any other business (including amendments to resolutions) which may properly come before the meeting.

- The "vote withheld" option is provided to enable you to abstain on the resolution. A withheld vote is not a vote in law and will not be counted in the calculation of the proportion of votes for or against the resolution.

- A proxy form submitted on behalf of a corporation must be signed by a duly authorised officer or attorney or executed under its common seal.

- In the case of joint holders, the vote of the first named on the register of members will be accepted.

- CREST members may appoint a proxy electronically via Lloyds TSB Registrars (ID 7RA01). Messages transmitted through CREST must be lodged no later than 11.00 am on 10 December 2006.

- Even if you compete and return a proxy form, you may still attend and vote in person at the AGM.

ANNUAL GENERAL MEETING

AT 1 WELBECK STREET, LONDON W1G 0AA, 12 DECEMBER 2006 – FORM OF PROXY

[PLEASE USE BLOCK CAPITALS]

I/We, ...

of ....

being (a) member(s) of Debenhams plc, hereby appoint the Chairman of the meeting or*

* If you would like to appoint a proxy other than the Chairman of the meeting, please insert the name of your proxy in BLOCK CAPITALS in this box. Should this box be left blank, the proxy will be exercised by the Chairman of the meeting.

as my/our proxy to attend and to vote on my/our behalf at the Annual General Meeting ("AGM") of the Company to be held on 12 December 2006 at 11.00 am and at any adjournment thereof. In respect of the resolutions referred to the notice of meeting on pages 122 to 124 of the annual report, my/our proxy will vote on the resolutions as indicated below.

Indicate voting intention by ☑

Please read the notes overleaf before filling in this form

	Resolution	For	Against	Vote withheld
1	To receive the directors' report and accounts for the year ended 2 September 2006	☐	☐	☐
2	To approve the directors' remuneration report for the year ended 2 September 2006	☐	☐	☐
3	To declare a final dividend of 2.4 pence per ordinary share	☐	☐	☐
4	To reappoint Philippe Costeletos as a director	☐	☐	☐
5	To reappoint Adam Crozier as a director*	☐	☐	☐
6	To reappoint Jonathan Feuer as a director	☐	☐	☐
7	To reappoint Richard Gillingwater as a director*	☐	☐	☐
8	To reappoint Peter Long as a director*	☐	☐	☐
9	To reappoint John Lovering as a director*	☐	☐	☐
10	To reappoint Dennis Millard as a director*	☐	☐	☐
11	To reappoint Guido Padavano as a director	☐	☐	☐
12	To reappoint Paul Pindar as a director*	☐	☐	☐
13	To reappoint Michael Sharp as a director	☐	☐	☐
14	To reappoint Rob Templeman as a director	☐	☐	☐
15	To reappoint Chris Woodhouse as a director	☐	☐	☐
16	To reappoint PricewaterhouseCoopers LLP as the auditors	☐	☐	☐
17	To authorise the Audit Committee to set the fees paid to the auditors	☐	☐	☐
18	To give the directors authority to allot shares	☐	☐	☐
19	To disapply pre-emption rights	☐	☐	☐
20	To authorise the Company to buy its own shares	☐	☐	☐

* Membership of board committees is included within the directors' biographies in the annual report.

Please sign and date the form

Signature	Date

ANNUAL GENERAL MEETING

AT 1 WELBECK STREET, LONDON W1G 0AA, 12 DECEMBER 2006 – FORM OF PROXY

Once completed, please detach and post this form in the pre-paid envelope provided.

To be valid, this form must be received by the Company's registrars, Lloyds TSB Registrars at Freepost SEA10855, The Causeway, Worthing BN99 6ZX by no later than 11.00 am on 10 December 2006.

Notes on filling in your form of proxy

- If you hold shares in your own name and you cannot attend the AGM, but wish to vote on the resolutions, you are entitled to appoint someone else, a "proxy" to attend and vote on your behalf A proxy need not be a member of Debenhams plc. A proxy must vote as you have instructed. The proxy will vote at his or her discretion or abstain from voting, as he or she thinks fit, on any resolution on which you do not give a specific instruction and, unless instructed otherwise, on any other business (including amendments to resolutions) which may properly come before the meeting.
- The "vote withheld" option is provided to enable you to abstain on the resolution. A withheld vote is not a vote in law and will not be counted in the calculation of the proportion of votes for or against the resolution.
- A proxy form submitted on behalf of a corporation must be signed by a duly authorised officer or attorney or executed under its common seal.
- In the case of joint holders, the vote of the first named on the register of members will be accepted.
- CREST members may appoint a proxy electronically via Lloyds TSB Registrars (ID 7RA01). Messages. transmitted through CREST must be lodged no later than 11.00 am on 10 December 2006.
- Even if you compete and return a proxy form, you may still attend and vote in person at the AGM.

RECEIVED
2006 NOV 27 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

"DURING THE YEAR DEBENHAMS HAS ENHANCED ITS POSITION AS ONE OF THE LEADING DEPARTMENT STORE GROUPS IN THE WORLD"



John Lovering

These first full-year results as a re-listed company once again demonstrate the strength and resilience of Debenhams as we continue to deliver on our plans to grow the business profitably.

During the year Debenhams has enhanced its position as one of the leading department store groups in the world, offering stylish products at affordable prices.

Against a challenging retail backdrop, we have again increased profits, sales and market share while accelerating our store opening plans, improving the supply chain and successfully refurbishing our existing stores.

There is still significant growth potential to come from our Designers at Debenhams and own-label brands, while our unique mix of own, international and concession brands gives this business huge flexibility.

In addition, we are accelerating plans to expand our portfolio of department stores, either by acquisition or new store openings, and believe there is potential to increase our portfolio from 132 up to 240 stores in the UK and Republic of Ireland.

Separately, we have successfully trialled our new concept women's store, Desire by Debenhams, with five stores open and another four contracted to open. We have also invested in a new distribution centre and in upgrading our website.

We also have plans to increase our international store franchises from 30 to over 70 stores by the end of the 2010 financial year.

Debenhams changed its culture under its new management team with an increased emphasis on the needs of our customers. It is no coincidence that we had our best ever years in the wake of this change.

Our management style places the focus on leadership and trading in a structure of rigid uncompromising cost and capital control.

We encourage sensible risk-taking, trial new ideas, measure and evaluate them and then act quickly.

We believe in incentives, which means we reward success and encourage those who deliver and challenge, not those who present well or adopt conventional wisdom.

We also want to be a good citizen, to help create a stable prosperous economy in which our business can grow while supporting sensible CSR and environmental initiatives.

The management of Debenhams believes that there is no difference between a well-run private or public company. We are committed to our culture. We know it gives us the best chance to succeed in an increasingly tough and demanding marketplace.

We really value the contribution of our 25,000 people, including the many new employees who joined us during the year, and thank them for their continuing hard work and enthusiasm. We are committed to the Debenhams culture of customer focus and individual responsibility.

The board is recommending a final dividend of 2.4 pence per share in line with the progressive dividend policy outlined at IPO.

John Lovering
Chairman

24 October 2006



Crochet mini dress and cream dolly coat from
Red Herring, one of our many exclusive own-brands

"AS WE ENTER THE NEW FINANCIAL YEAR OUR STRATEGY REMAINS FIRMLY ON TRACK"



Rob Templeman

The year under review has been a period of both transformation and expansion for Debenhams. The Company re-listed its shares on the London Stock Exchange in May 2006, completed the conversion of the eight former Allders stores that were purchased in the previous year and agreed to acquire nine department stores from Roches Stores in the Republic of Ireland.

Expansion of our store portfolio continued with the opening of five new department stores in Hemel Hempstead, Ayr, Newbridge, Doncaster and Workington. We also opened three new Desire by Debenhams stores, our exciting small store format, in South Shields, Orpington and Falkirk along with 11 new international franchise stores in five countries which helped extend the global reach of the Debenhams brand.

Our new distribution centre in Peterborough is now fully operational which positions us well in terms of our store expansion programme.

At the time of the IPO in May 2006, we outlined our strategy for growth which revolved around three main growth drivers: space expansion, supply chain and store portfolio initiatives as well as new routes to market. As we enter the new financial year, our strategy remains firmly on track and our space expansion programme has been accelerated with the recent acquisition of nine department stores from Roches Stores in the Republic of Ireland, a further department store in Llandudno and a Desire by Debenhams store in Birmingham Fort.

One of Debenhams' key strengths is our multi-category product strategy which enables us to differentiate ourselves from traditional single-brand high street retailers and widens our appeal to a larger consumer audience. We have a strong presence in key product categories such as womenswear, menswear, accessories, lingerie, childrenswear and homewares. The continued development of our exclusive own-brand products such as Red Herring, Maine New England, Debut and Thomas Nash alongside our exclusive Designers at Debenhams ranges has resulted in our own-bought sales continuing to increase market share and become a greater proportion of our overall sales.

Performance last year

For the year to 2 September 2006 gross transaction value increased by £106.1 million to £2,192.9 million. As a result of these sales increases, together with margin gains and a firm focus on our cost base, our underlying operating profit before exceptional items for the year increased by 21.2 per cent to £267.4 million.

Group profit before tax and exceptional charges rose by 67.9 per cent to £112.8 million.

Like-for-like sales increased by 0.5 per cent for the year, compared to a 2.8 per cent increase in the previous year. Sales were adversely affected during June, this was predominantly caused by a combination of a delay in the launch of our summer sale due to the unfavourable weather, the World Cup and the lack of a strong fashion trend across the summer. Sales progressively improved during the latter months of the year.

Products and supply chain

Our exclusive Designers at Debenhams ranges are a key differentiator for our Company. Consumers today are more stylish and design conscious than ever before. Our strategy of working closely with the designers who create leading collections enables us to bring exciting and stylish products with designer branding straight from the catwalk to a wider audience at affordable prices. During the year, we have continued to extend our exclusive designer ranges into more stores and into new product areas. New ranges have been developed with a number of our established designers such as the J by Jasper Conran Ten Year Limited Collection which showcases some of the finest fabrics and designs in limited quantities. The arrival of these new limited collections allows us to stretch our pricing architecture and to test new boundaries for Debenhams.



Jasmine Guinness models latest designs from the J by Jasper Conran Ten Year Limited Collection

We continue to extend our Designers at Debenhams collection with a new accessory and home range from Betty Jackson, a children's range from Julien McDonald and an exciting new menswear range from Jeff Banks.

Our focus on developing our own exclusive brands alongside our Designers at Debenhams ranges has led to a stronger sales participation from our own-bought merchandise which in turn has had a positive impact on our margins for the year.

The strengthening of our internal design office and our buying teams, together with the opening of a new sourcing office in Turkey, will allow us to continue to build on our existing own-brand collections. We will source more of our own product direct from suppliers improving both our speed to market and stock availability.

We are extremely proud of our products and brands and during the year Debenhams was pleased to receive the Department Store of the Year Award, voted by 6,000 readers of Company Magazine and the following Prima High Street Awards:

- Retailer of the Year
- Best Evening Wear
- John Rocha – Best Designer

A key objective is to shorten the lead time for our products. This is being achieved by improved product development, more efficient logistics and merchandising processes and increased frequency of our buying cycles. We believe that these initiatives will help Debenhams continue to improve stock availability, reduce markdowns and drive faster stock-turns.

The £27 million investment in a new 700,000 sq ft distribution centre in Peterborough has also improved our logistics operations and will underpin the growth of the Company as new stores open over the next few years.

Store portfolio

New department stores

Although Debenhams is a well established and respected brand, we only have 132 stores in the UK and Republic of Ireland, which is substantially less than some of our competitors. We believe that there is the potential to increase the number of our department stores up to 240. Since 4 September 2005, in addition to the Roche acquisition (see below), we have opened six new department stores. Currently we have 24 contracts signed for new department stores which will increase our trading space by 17.5 per cent to 11.8 million sq ft.

Our property team continues to focus on developing new opportunities for our expansion programme and negotiations are progressing on a strong pipeline of new sites.

Acquisition from Roches stores

Since the year end, Debenhams has completed the acquisition of nine department stores in the Republic of Ireland. These leasehold stores were bought from Roches Stores for a consideration of €29.0 million, payable in three instalments over a two-year period. We also purchased the trading stock.

This acquisition, alongside our existing stores in the Republic of Ireland, gives us a strong presence in the country. Over the next year we will convert these stores into the Debenhams trading format.

Desire by Debenhams

Debenhams opened its first Desire by Debenhams store in Truro in June 2005. This is a new smaller concept store featuring a mix of women's fashion, accessories, lingerie and cosmetics which offers a differentiated proposition in locations which would not sustain a full department store.

Five Desire by Debenhams stores are now trading in Falkirk, Orpington, South Shields, Truro and Birmingham Fort. They have been tested in challenging markets and are delivering higher margins and sales densities than the main chain. Contracts for an additional four stores have also been signed and ultimately Debenhams believes there is potential for up to 100 of these stores across the UK.

International

Debenhams is expanding internationally with a franchise model and has 30 stores in 14 different countries. A further 16 stores are contracted to open by the end of the 2009 financial year.



Kuwait Souk Sharq. One of our inernational franchise stores in Kuwait

Debenhams has business plans with franchisees for a large number of additional stores, 12 of which are in an advanced stage of negotiation. By 2010 we anticipate that we will have 70 international franchise stores, with the further potential to develop the Debenhams and Desire by Debenhams concept overseas.

Our store portfolio now consists of:

132 department stores

5 Desire by Debenhams

30 international stores

Refurbishment programme

During the year we completed the refurbishment of 14 stores. The programme is designed to improve both the linear conversion and visual merchandising across the store as well as establishing strong delineation of our brands. Results achieved from these refits and the customer feedback have been very positive. We plan to continue to invest in our store portfolio and at least another ten stores will be refurbished during this financial year.

Other sales/revenue channels

During the year, we have invested in a £7 million upgrade of our website. We believe that this investment will enable Debenhams to make significant improvements compared to our existing site and allow us to capture a greater share of this ever-growing market. Our development programme for multi-channel retailing will extend the availability of our ranges to a wider audience and provide the necessary platform for the development of niche micro-sites for our products.

Debenhams already has one of the UK's leading wedding gift services, which can be further enhanced by the developments being made to our website.

Outlook

Debenhams has over the past ten years consistently grown its profits, sales and market share. These results demonstrate that, even in a challenging market, our Company can continue to grow.

We have an excellent business, have invested in our infrastructure and, with our store opening programme and other growth initiatives, remain confident about the outlook for our Company.

Rob Templeman
Chief Executive

24 October 2006



Celebrity model Jade Jagger was chosen to promote the new Adore Moi lingerie collection launched in September 2006



Chris Woodhouse

Basis of reporting

The results for the year ended 2 September 2006 ("2006") have been prepared in accordance with International Financial Reporting Standards ("IFRS").

This is the first year that the Group has reported its results in accordance with IFRS. The biggest impact arises from changes in treatment of operating lease costs and incentives, business combinations and share-based payments. The Group has, therefore, restated its results for the year ended 3 September 2005 ("2005") to reflect these changes. In relation to financial instruments the Group has taken an exemption under IFRS not to restate comparatives.

Summary of results

	2006 52 weeks £m	2005 53 weeks £m
Revenue	**1,707.7**	1,608.7
Operating profit before exceptional items	**238.2**	228.0
Leases with fixed annual increments in rent	**14.9**	9.7
Share-based payments	**14.3**	5.5
Impact of 53rd week	–	(8.4)
Lease cost adjustment	–	(14.1)
Underlying operating profit before exceptional items	**267.4**	220.7
Interest adjustment	**(67.1)**	(72.8)
Underlying profit before taxation and exceptional items	**200.3**	147.9

Note

Underlying operating profit is used by management as a measure of profitability within the Group. It is defined as operating profit before exceptional items and the impact of leases with fixed annual increments in rent and charges relating to share-based payments. The results for 2005 have been adjusted to remove the impact of week 53 and the lease cost adjustment for the period prior to the British Land Company property transaction which took place in February 2005. In addition, in both 2005 and 2006 the Group underwent significant refinancing. In consequence, the statutory interest and related financing costs are not comparable year on year. The above adjustment for interest assumes that the 2006 refinancing, which took place after the date of Admission, was effective at the beginning of the year ended 3 September 2005 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

The comparison of performance year on year has been made complex by costs incurred as a result of:

- the Company's Admission to the London Stock Exchange on 9 May 2006; and
- the refinancing of its debt facility on 30 May 2006.

These changes principally increase the number of shares issued by the Company, reduce the level of borrowings held by the Group, and reduce the interest charged on the lower levels of borrowings since 30 May 2006.

Sales and margins

During the 52 weeks ended 2 September 2006, our retail business achieved like-for-like sales growth of 0.5 per cent. This together with strong performance from our new stores resulted in gross transaction value growing by 5.1 per cent to £2,192.9 million (53 weeks ended 2005: £2,086.8 million).

Sales



The international business has also continued to grow with a year-on-year sales growth of 21.1 per cent being achieved through a combination of like-for-like improvement and the addition of 11 new franchise stores. Week 53 in 2005 accounted for 1.5 per cent of the comparative sales for the Group. Debenhams continued to improve its market share across key product categories.

Improvements in the efficiency of the supply chain together with continued cost control throughout the business have enabled us to generate a gross profit margin of £331.4 million (2005 before exceptional items: £315.3 million).

Underlying operating profit before exceptional items increased by 21.2 per cent during the year to £267.4 million (52 weeks ended 2005: £220.7 million). Operating profit 2006: £223.6 million; 2005: £341.3 million.

Reporting results in accordance with IFRS has had a significant impact on operating leases with annual fixed increments in rent. The adverse profit impact from adopting this standard is £14.9 million (2005: £9.7 million).

Exceptional items

Total exceptional items for 2006 were £50.7 million (2005: income £20.4 million). These comprise costs associated with Admission to the London Stock Exchange, the cost of distributing restricted cash held by an employee trust and costs associated with the refinancing which took place on 30 May 2006.

Costs relating to the Company's Admission to the London Stock Exchange include taxation and restructuring advice, legal and professional fees, employee bonuses and other advisory services concerning Admission; this also includes printing costs, marketing and public relations.

Following Admission to the London Stock Exchange the restricted cash held by Debenhams Retail Employee Trust 2004 is being distributed to the beneficiaries of the Trust in accordance with the Trust rules. This has generated an exceptional cost of £10.0 million in the 2006 income statement.

On 30 May 2006 the Group refinanced its debt position, which resulted in the repayment of senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs of £33.5 million and suffered an early repayment interest penalty of £2.1 million. All fees in respect of the new term loan facility are being amortised over the term of that facility.

The refinancing also resulted in the restructuring of the Group's interest rate swap portfolio. An interest rate cap was closed out and two forward start interest rate swaps restructured at a cost of £0.5 million.

Interest

Net interest before exceptional items for the 52 weeks ended 2 September 2006 year was £125.4 million, a £35.4 million reduction when compared to the 53 weeks in 2005. The reduction is principally due to:

- a futher refinancing in May 2005 which allowed the repayment of the more expensive debt, being deep discounted bonds and high-yield bonds; and
- the new lower-cost finance structure which was put in place in May 2006 after the Group's Admission to the London Stock Exchange.

Taxation

The effective tax rate on profit before exceptional items for the year ended 2 September 2006 is 29.0 per cent. The Group's tax charge has been adjusted for the resulting credit on the deductible element of exceptional items, which has given rise to an overall tax charge of £18.4 million and an effective tax rate of 29.6 per cent.

Earnings

The basic and diluted earnings per share reflect the weighted average number of shares in issue during the course of the financial year and similarly for the comparative period. As a result of significant changes in the Group's capital structure associated with Admission to the London Stock Exchange an underlying earnings per share figure has been calculated. The underlying earnings per share reflects the underlying earnings figure and for both financial periods the number of shares in issue following the re-listing. The figures are set out below.

	2006 Pence per share	2005 Pence per share
Basic EPS	**7.4**	26.2
Underlying EPS	**16.5**	11.0

The adjustments to earnings made in calculating underlying EPS are set out in the table below. They concern the removal of non-comparable items in arriving at an underlying earnings figure.

	2006 52 weeks £m	2005 53 weeks £m
Profit for the financial year	**43.7**	123.7
Exceptional items	**50.7**	(20.4)
Leases with fixed annual increments in rent	**14.9**	9.7
Share-based payments	**14.3**	5.5
Impact of 53rd week	**–**	(8.4)
Lease cost adjustment	**–**	(14.1)
Interest adjustments	**58.3**	88.0
Tax effect on the adjusted items above	**(40.5)**	(89.2)
Underlying earnings	**141.4**	94.8

Dividends

The directors are proposing a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share. It will be paid on 4 January 2007 to shareholders who are on the register of members at close of business on 24 November 2006.

Capital expenditure

We continue to invest for the long-term growth of the Group. Cash outflow from net capital expenditure for the year was £88.5 million (2005: £100.1 million). During the year under review we invested £42.1 million in eight new stores, £10.3 million in refurbishing existing stores with the balance being invested in improving the infrastructure of the business.

We are committed to investing £7.0 million in the development of a new Debenhams website which is expected to launch shortly.

Capital expenditure guidance



A central distribution centre at Peterborough was opened in July 2005, at a cost of £27 million and has become fully operational during the year. The Group will generate savings through the introduction of this centralised distribution centre and through improving the efficiency of logistics operations. Importantly the Peterborough facility contains capacity to deal with future expansion over a number of years to come.

Cash flow

Net cash flow from operating activities after outflows on capital expenditure has shown a strong increase year on year and is derived from the financial statements as follows:

	2006 52 weeks £m	2005 53 weeks £m
Cash flow from operating activities	**317.0**	381.9
Net interest paid	**(139.6)**	(328.9)
Net capital expenditure	**(88.5)**	(100.1)
Tax received/(paid)	**12.9**	(10.4)
Cash flow from operating activities after capital expenditure	**101.8**	(57.5)

The cash flow from operating activities of £317.0 million reflects operating profits of £223.6 million, adjusted by non-cash items of £95.2 million, reduced by £26.2 million of pension contributions in excess of service charges and an inflow from working capital of £24.4 million.

This inflow from working capital principally reflects an increase in trade and other payables.

Borrowings and refinancing

During the year the Group's net debt position has reduced by £763.3 million to £1,112.3 million.

The Group's net debt position on Admission was £1.9 billion. £700 million of new equity was issued and the funds used to repay; part of the senior credit facility, a contribution of £18.0 million to the Group pension schemes and costs associated with Admission and refinancing of £26.8 million.

On 30 May 2006 the Group refinanced its existing £2.05 billion senior credit facilities with the proceeds of a new term loan of £1.05 billion and a revolving credit facility ("RCF") of £0.3 billion. Issue costs of £17.2 million are being amortised over the term of the facility. On 3 July 2006 the RCF was reduced to £0.25 billion.

Financial risk and treasury management
The board has established an overall treasury policy and has approved authority levels within which the treasury function must operate. Treasury policy is to manage risks within the agreed framework whilst not taking speculative positions.

The polices and strategies for managing financial risk are summarised in note 3 of the Group financial statements.

Balance sheet
Year-end net assets of £53.3 million have increased by £734.0 million when compared to 2005. The increase is principally due to the proceeds of the new share issue of £700 million, the impact of the triennial pension scheme valuation and new debt structure.

Pensions
The Group provides a number of pension benefit arrangements for its employees, which include the Debenhams Retirement Scheme and Debenhams Executive Pension Plan (together the "pension schemes"). The Debenhams Retirement Scheme has a defined benefit section and a career average earnings section. The Debenhams Executive Pension Plan is also a defined benefit plan which was closed to new entrants from 1 September 2002.

During the year, the board reached agreement with the pension schemes' trustees regarding the future structure of those pension schemes. Following consultation with all employees from July 2006 the outcome is that the pension schemes will close for future service accrual from 31 October 2006. The closure to future accrual will not affect the pensions of those who have retired or the deferred benefits of those who have left service or opted out before 31 October 2006. Future pension arrangements will be provided for Debenhams employees by a Prudential stakeholder pension scheme.

The last actuarial valuation of the defined benefit schemes was carried out as at 31 March 2005 and showed a combined deficit of £42.5 million. The Group has paid additional contributions of £29.4 million in May 2005 together with £18.0 million following the Company's Admission to the London Stock Exchange in May 2006. These payments were in addition to service contributions of 13.7 per cent and 35.0 per cent of pensionable salaries for the Debenhams Retirement Scheme and Debenhams Executive Pension Plan respectively. From 1 April 2006 the Group agreed to deal with the past service deficit by contributing £5.3 million per annum to the pension schemes, payable monthly, increasing on each subsequent 1 April in line with price inflation.

Post balance sheet events
On 12 September 2006, the Company completed the acquisition of nine leasehold stores in the Republic of Ireland. The consideration on acquisition amounted to €29.0 million payable in three instalments over two years.

Chris Woodhouse
Finance Director

24 October 2006



Mustard Coat from Betty Jackson.Black range launched late in 2005



Preston wears sweater, trousers, shirt, tie, shoes and holdall all by St George by Duffer, exclusive to Debenhams

Corporate social responsibility issues are important in and integral to all aspects of the Company's operations. Although it publicises its activities in this area less than some other retailers, Debenhams places great emphasis in its business on social, environmental and ethical matters. The cornerstone of Debenhams' policy is the action taken to establish and improve practices in its supply chain (suppliers, products and distribution). Debenhams' focus on CSR is also evident in such diverse areas as waste management, human resources, health and safety and customer accessibility to its stores. Details of its work in all these areas, and of Debenhams' charitable activities, are set out below.

Supplier selection and monitoring

The basis of Debenhams' approach to sourcing is to work with reputable suppliers who show the same commitment to ethical trade as Debenhams. The Company has a complex supply chain as a result of the breadth of product in its stores and it is important that Debenhams fully understands its supplier and factory base. A review of suppliers and sourcing hubs is currently being carried out, including social and technical mapping of the factory base, and it is intended to complete this exercise by the end of 2006.

All suppliers and factories are required to comply with the Debenhams Supplier Code of Conduct. The code covers all aspects of working conditions, including a decent and safe working environment. The code was strengthened in 2001 and is fully compliant with the requirements of the Ethical Trading Initiative ("ETI").

All own-brand suppliers must complete a factory self-evaluation (based on the Code of Conduct) for all of their factories that will be making products for Debenhams. The Company then monitors its suppliers and the standards in their factories on an ongoing basis in two ways, through an independent audit programme and through assessments by Debenhams' own employees and representatives.

Debenhams audit programme is based on two-day audits and more focused one-day gap analysis audits, carried out by independent auditors. In addition Debenhams accepts social audit reports completed for other retailers. Debenhams will also be reviewing the SEDEX initiative over the coming months and, subject to such evaluation, intends to support its focus upon continuing to carry out independent audits and where necessary implementing sustainable improvement programmes with groups of suppliers.

The results of the audit programme are reviewed by Debenhams, the results highlighted with suppliers, and the standards are then monitored. If it is found that any factory does not come up to the standards expected, where possible Debenhams will work with that supplier and factory to resolve the issues within an agreed timeframe. This approach of working with suppliers on corrective action planning and sustainable improvement is better for the suppliers' workforce than "walking away" from problems. However such an approach is not always possible and Debenhams will (and did during 2006) disengage a supplier for serious breaches of its Code of Conduct. The 2006 breach related to a south China lighting factory and Debenhams was not satisfied with the approach of the supplier or factory management in engaging in a remediation programme. On a more positive note Debenhams along with other ETI members are involved in two successful remediation programmes in northern China.

Debenhams joined the ETI in November 2001 and has fully adopted the ETI base code. The ETI is a tri-partite alliance of commercial companies (major retailers and suppliers to UK markets), trade unions (representing millions of workers worldwide) and non-governmental organisations (who work to promote human rights and equitable development worldwide). The ETI's aim is to improve conditions of employment and therefore the lives of workers and their families in global supply chains that deliver goods to consumers in Britain.

There are a number of working groups within the ETI and Debenhams is currently active in the China Working Group, the China Occupational Health and Safety pilot project, the Purchasing Practices pilot project and the Impact Assessment Steering Group.

At least once a year the board considers the importance of social, environmental and ethical matters to the business of the Company. The directors are particularly concerned to ensure that the processes set out in this section of the report are adhered to as significant risks to the Company's business rest with the practices of suppliers and the factories making goods for the Company.

Debenhams' products
Debenhams has published its ethical and environmental trading policies covering various aspects of product sourcing:

- Animal testing – Debenhams does not sell any products or product ingredients that were tested on animals after 1 January 1998.

- Leathers, hides and furs – Debenhams does not allow the use of any snake, crocodile, alligator or endangered species in its products. All the leather used is a by-product of the food industry and Debenhams supports the humane treatment of animals throughout the supply chain. Debenhams does not allow the use of real fur in any of its products.

- Sustainable timber sources – only timber from sustainable sources is used and suppliers are required to keep records so that this can be verified.

- Genetically modified organisms – Debenhams requires all its products to be GMO free.

- Conflict diamonds – rough diamonds sourced for Debenhams' production must have been procured and certified in compliance with the Kimberley Process, and finished diamonds must have been purchased from legitimate sources, not involved in funding conflict, in compliance with United Nations resolutions.

- Safer chemicals – the Company has evaluated the chemicals used in its products. Certain chemicals have been banned. A policy has been established in relation to the use of other chemicals, covering own-bought merchandise, packaging and equipment on which product is displayed in stores. Following its chemical evaluation Debenhams also stipulates safer alternative product constituents to be used by suppliers. Debenhams has been participating, with the BRC Product Stewardship Group and Acona, in maintaining records and developing best practice for the implementation of the safer chemicals policy.

The Food Services division continues to focus on improving the quality of and information about its food. As stated above all its products are GMO free. The restaurants have new Allergy Advice Files which provide to customers easy access to information on the most common allergens so that informed choices can be made and allergic dangers highlighted. On the Kids Pick and Mix counters specific items are promoted for the "Five a Day" fruit/vegetable requirement and sausages have been specially produced for Debenhams with a lower fat and salt content. The baby food range is 100 per cent organic and a range of organic products are offered in all our stores.

Debenhams is currently in discussion with the Fair Trade Foundation and other similar groups and intends to introduce such products during 2007.

Distribution
The Company continues to appraise ways of minimising fuel consumption within its supply chain and distribution operations. Ocean containers are one of the most environmentally friendly means of transport, drawing less on environmental resource than almost any other means of transportation. Over the last three years Debenhams has reduced the use of airfreight by almost 35 per cent replacing this in almost every case with ocean container freight. The main ocean container freight forwarders are also replacing a significant number of their vessels with a new fuel-efficient fleet and are committed to working to further reduce the environmental impact of their existing vessels.


Our new distribution centre in Peterborough

Most of Debenhams' road transport relates to deliveries to the stores. The Company has been focusing on reducing the number of vehicle trips by combining routes and consolidating stock from the three distribution centres. The consolidation of the distribution centres from Daventry and Bedford to the new distribution centre in Peterborough will result in an annual net decrease in distribution transport of 320,000 kms, a saving of 48 metric tonnes of CO_2 (based on emissions of 150g/km). The backhaul operation, to reduce the number of vehicles returning empty after making store deliveries to the distribution centres, has been extended during the year. These programmes of combining routes, consolidating stock and backhauling, together with the ongoing programme of vehicle replacement, have improved the Company's fuel efficiency in the year. For example, the increase during the year in the nominated carrier scheme (under which Debenhams manages on behalf of suppliers the consolidation of deliveries so that collections are made from a number of suppliers with therefore better vehicle utilisation on deliveries to the warehouse) will on an annual

basis reduce transport mileage by 65,000 kms equating to a saving of 9.75 metric tonnes of CO_2.

As well as collecting stock from our UK suppliers the backhaul operation is used to return store waste to the distribution centres. Thirteen stores are currently participating in this scheme which we estimate will divert 470 tonnes of waste from the stores. When received it will be combined with the waste from the distribution centres and where possible recycled; it is estimated that this will enable the Company to efficiently recycle more than 2,000 tonnes of card and plastic in the in the 2006/07 year.

In July 2005 Debenhams opened a new distribution centre at Peterborough. This has been designed to the highest environmental standards and is situated on a brown field site in-filled with PFA (pulverised fuel ash). Thousands of trees have been planted and before building could commence £64,000 was spent on relocating the rare reptiles on the site. Energy saving measures have been incorporated into the building and the 700,000 sq ft of internal roof lighting are controlled with light sensors. The offices have PIR controlled lighting that ensures lights are only on in areas when they are in use.

In the same way as the Peterborough distribution centre, stockroom, staff and office areas in new stores are fitted with PIR lighting. The new store at Westwood Cross has light sensors in the fitting rooms; these will be fitted as standard in all future new store constructions and where possible light sensors will also be incorporated into store refurbishments. Debenhams has recently appointed an Energy Manager specifically to minimise energy usage across all its existing stores and to advise on the configuration and equipment used in all new and refurbished stores.

Waste management

Debenhams works with its suppliers to minimise the amount of transit packaging. Where packaging is needed consideration is given to the appropriate materials; for example foam and polystyrene are not used as they do not easily recycle.

Stores which are not part of the backhauling programme referred to in the earlier paragraph are able to recycle their card and plastic and some dispose of it in mill-sized bales. This year Debenhams also appointed a recycling house to dispose of faulty or unsaleable stock from the stores, which previously would have been destroyed or compacted and removed as waste.

Over the last three years the Company has streamlined the styles and colours of its garment hangers from over 250 options to under 80. This allows for significantly better recycling opportunities in store and approximately 92,000 hangers a week are sent to the hanger recycling provider.

A new waste management contract was signed this year and Debenhams is actively exploring with them ways to further reduce the amount of waste being sent to landfill.

Employees

The Company is committed to supporting all employees in their balance between work and personal life. Depending on the area and role in which they work, Debenhams offer various flexible contracts to suit their individual needs.

Debenhams recognises that there may be times when an employee needs to take time off from work or change their pattern of working due to personal situations. There are a number of policies in place to support employees through such events, including parental, maternity, paternity and adoption leave, flexible working and a career break scheme.

All employees have free access to the Retail Trust Helpline.

All employees are required to adhere to the Code of Business Conduct (senior employees confirm compliance in writing). This sets out the ethical standards expected by the Company, covering matters such as the acceptance of gifts and hospitality and other areas where a conflict of interest could appear to arise. Debenhams is concerned to ensure that its directors and employees act with the greatest integrity and will not tolerate any shortfall from its standards.

The Company has put in place a number of avenues through which any employee who has a concern about any aspect of the Company's operations, or who is being victimised or inappropriately treated or believes a colleague is being so treated, may bring this concern on a confidential basis to the attention of a senior executive of the Company. Further details of these "whistle blowing" processes are set out in the internal control section of this report.

Debenhams provides equality of opportunity for all its employees. The Company's policy is to ensure that individuals are treated fairly and that decisions on recruitment selection, training, promotion and career management are based solely on objective and job-related criteria.

The opportunity for all employees to learn and develop is a crucial factor in the Company's future success. The learning and development team is committed to a vision of inspiring and enabling individuals to reach their full potential. Through offering a wide mix of training courses and programmes Debenhams encourages its employees to enhance their skills and excel in their jobs.

Two Debenhams employees were recognised by Retail Week in their 2006 Rising Star awards. Marcus Appleton was awarded winner of the Store Management Star of the Year and Jane Exon Store Support Manager of the Year.



Jane Exon collecting her Store Support Manager of the Year award

The Company encourages communication with its employees and promotes opportunities for regular feedback in a number of ways, including:

- The Employee Consultation Forum; the employee representatives on the forum are consulted and gather information and views from the employees they represent on business initiatives and issues including Company structure, new working methods and changes in policy and practice. Discussions on these matters then take place at meetings with senior executives of the Company.

- The intranet site sets out Company and HR policies and procedures and gives information on departmental and individual objectives and achievements. In addition it provides regular updates on "What's New" and a calendar of events.

- Business News, a quarterly magazine, keeps employees up to date on key business performance and initiatives, divisional priorities and product launches.

- The executive directors hold regular sessions with a cross-section of volunteers from around the business who sit on the Chief Executive's Feedback Forum. The forum provides an informal opportunity for the directors to receive open and honest feedback from employees at all levels on new initiatives and developments, promotional activity, product ranges, the effectiveness of processes, key issues and reactions to key messages.

- Every senior manager in head office participates in the adopt-a-store scheme. This enhances communication and the appreciation of key issues between the stores and head office, focuses a head office manager on improving the performance of a particular store, and provides to head office employees the opportunity to work more closely with customers and understand their needs.

Health and safety

Nigel Palmer, Retail Operations Director, chairs the Company Health and Safety Committee, which meets quarterly and is made up of representatives from all areas of the business. The findings of these meetings are communicated throughout the business. In addition there are interim meetings of a smaller group (also every quarter) on operational issues.

Debenhams employs an Environmental Health and Safety Manager, a Food Quality Assurance Manager and product technologists to manage the application of policies and procedures in general health and safety, food safety and product safety. In relevant circumstances the Company also appoints consultants, with appropriate expertise, to advise on specific safety-related matters.

Debenhams has specific partnership arrangements with two local authorities; Luton Borough Council on matters of general health and safety and Westminster Council on matters of food safety and trading standards.

In addition to the Company committee, every store also has a health and safety committee. The minutes from these meetings are published to the store and reviewed by the Environmental Health and Safety Manager. Each store also has an elected store safety representative, who is a member of the committee.

The maintenance of safety standards and the performance of key health and safety tasks form a major part of the risk management review, which is conducted at least once every two years, in every store. The outcome and remedial actions required after risk management inspections are followed up by the store manager, sales director and the risk management team.

Debenhams believes that the key to maintaining a safe environment for both employees and customers is through training on general safety for all employees when they are initially employed and through a programme of training on new developments, policies and trends. In addition, Debenhams recognises the training needs of specific roles and accordingly provides bespoke training; training is provided for:

- Technical service advisors and selling support managers on the management and supervision of health and safety through attendance on approved Chartered Institute of Environmental Health courses.
- Foodservices sales managers through intermediate food hygiene courses and in-house training on the principles of Hazard Analysis of Critical Control Points and its implementation in Debenhams food operations.
- All food handlers on basic food safety – a computer-based programme accredited by the RIPH.
- Technical services advisors on basic electrical competence delivered by the Institute of Electrical Engineers.
- Basic electrical safety for employees working in the lighting department.
- Those working in the loading bay on safety considerations associated with their work environment.
- The loss prevention teams on conflict resolution, restraint and personal safety.

Each year one specific week of the stores' trading calendar has a focus on health and safety. Last year emphasis was placed on the control of contractors working in stores and on matters of working at height. This year the focus will be on fire safety and slips, trips and falls.

Debenhams records and reviews its performance in relation to the number and nature of the accidents reportable to the enforcement authority. Despite the increasing customer numbers in the Company's premises each year (in excess of 15 million) the results set out below demonstrate an encouragingly low level of and improving trend in major accidents/incidents.

Store accessibility

The Company, having provided in June of this year all the data required, is now featured on the "Direct Access" website. This provides information about the facilities available to disabled customers including:

- Designated parking spaces – proximate to accessible entrances.
- Details of accessible entrances - either automatic doors or mall entrances.
- Passenger lift facilities including disabled hoists.
- Accessible restaurant facilities.
- Accessible toilets.
- Personal shopper facilities.
- Collect-by and carry-to-car arrangements.
- Details of accessible customer collection points.
- Induction loops and/or arrangements for confidential conversations.

Reportable accidents to staff and customers



Debenhams has since 1995 designed every new store and modernisation on the basis of full accessibility. Certain older stores (in total 17 stores) not subject to such modernisation had mezzanine levels without lifts or ramps which were an impediment to access. Measures have now been taken in all these stores so as to provide accessibility to all mezzanine areas.




DEBENHAMS


Debenhams has supported the Breast Cancer Campaign for five years

Charitable activities

Debenhams supports the Breast Cancer Campaign. In 2005/06 over £300,000 was raised through the sale of selected products and by locating pink ribbon pin badges with money boxes at all till points.

The store volunteer committees support local fundraising events such as fashion shows.

The Give As You Earn scheme provides employees with the opportunity to make regular tax-efficient donations to the charity of their choice through the payroll system, without incurring any administration charges.



Oxford Street, one of the 14 stores that was modernised during the year


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1. John Lovering
Chairman ■ (56)
John Lovering became Chairman of Debenhams Limited in December 2003 and Chairman of the Company in May 2006. He was Chairman of The Peacock Group PLC from 1997 to 2004, Odeon Cinemas Limited from 2000 to 2003, Homebase Group Limited from 2000 to late 2002 and Fitness First Limited from 2003 to 2005. From 1992 to 1995, Mr Lovering was Chief Operating Officer of Tarmac Limited and, from 1988 to 1992, he was Finance Director of Sears Limited. In addition to Debenhams Mr Lovering's other major current commitment is with Somerfield Ltd, where he was appointed Chairman in March 2006. Mr Lovering is also currently a director of Ermes Department Stores Public Limited (Debenhams' franchisee in Cyprus).

2. Rob Templeman
Chief Executive (48)
Rob Templeman became Chief Executive of Debenhams Limited in December 2003 and Chief Executive of the Company in May 2006. Mr Templeman also served as Chairman of Halfords Group Plc from February 2003 to March 2006. From March 2001 to February 2003, he served as Chief Executive Officer of Homebase Group Plc and between 1990 and 2000 he was Chief Executive Officer of Harveys Furnishing plc.

3. Chris Woodhouse
Finance Director (45)
Chris Woodhouse became Finance Director of Debenhams Limited in December 2003 and Finance Director of the Company in May 2006. He was Deputy Chairman of Halfords Group plc from 2003 to 2005, and from 2001 to 2003 he was Commercial Director and Deputy Chief Executive Officer of Homebase Limited. Previously, Mr Woodhouse was Finance Director of various companies including Birthdays Group Limited and Superdrug Stores plc, which was then a division of Kingfisher plc. Mr Woodhouse is a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate of the Association of Corporate Treasurers.

4. Michael Sharp
Chief Operating Officer (49)
From 1997 to 2004, Mr Sharp was Trading Director of Debenhams Limited and was appointed its Chief Operating Officer in January 2004 and Chief Operating Officer of the Company in May 2006. He previously worked from 1985 to 1997 in various capacities within The Burton Group, including as Managing Director of Principles and Racing Green and Buying and Merchandising Director of Top Shop and Top Man. Prior to joining The Burton Group Mr Sharp worked for Littlewoods and Sears.

5. Philippe Costeletos
Non-Executive Director (41)
Philippe Costeletos became a director of Baroness Holdings UK Limited in September 2003 and a director of the Company in May 2005. He is a partner of Texas Pacific Group Limited, which he joined in 2003. From 1995 to 2002, Mr Costeletos was a member of the Management Committee at Investcorp Limited. Prior to joining Investcorp, he worked at JPMorgan Capital. Mr Costeletos is also currently Chairman of TIM Hellas SA, Vice Chairman of Q Telecom SA and a Director of Sparkle Fashion Limited.

6. Adam Crozier
Independent Non-Executive Director ◆ ● (42)
Adam Crozier became a director of the Company in May 2006. Mr Crozier has been Chief Executive of the Royal Mail since 2003. From 2000 to 2003 he was Chief Executive of the Football Association Limited. He joined Saatchi & Saatchi UK Limited in 1988 and his roles there included Media Director, Vice Chairman and, from 1995 to 1999, Joint Chief Executive.


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7. Jonathan Feuer
Non-Executive Director (44)
Jonathan Feuer became a director of Baroness Holdings UK Limited in September 2003 and a director of the Company in May 2005. He is a managing partner of CVC Capital Partners. He joined CVC in 1988, having previously worked in the Corporate Finance Department of Baring Brothers & Co Ltd and for Ernst & Winney Capital Partners Ltd and IG Group Limited.

8. Richard Gillingwater
Senior Independent Non-Executive Director ◆ ◘ ● (50)
Richard Gillingwater became a director of the Company in May 2006 and has been appointed the Senior Independent Non-Executive Director. Mr Gillingwater is currently a director of Faber Music Holdings Limited, Faber Music Limited, Rights Worldwide Limited and Tomkins plc. He is also Chairman of the Shareholder Executive, the body responsible for the Government's shareholdings in major publicly-owned businesses. He was previously Chairman, European Investment Banking, of CSFB (between 1998 and 2003) and from 1990 to 1997 he was Joint Head of Global Corporate Finance at BZW.

9. Peter Long
Independent Non-Executive Director ◆ ● (54)
Peter Long became a director of the Company in May 2006. Mr Long has been Chief Executive of First Choice Holidays plc since 1999 and was Managing Director from 1996 to 1999. He established Sunworld Holidays Limited in 1991 (he was Chief Executive from 1991 to 1996). He is currently a non-executive director of Rentokil Initial plc.

10. Dennis Millard
Independent Non-Executive Director ◆ ◘ O (57)
Dennis Millard became a director of the Company in May 2006. He was Group Finance Director of Cookson Group plc from 1996 until 2005 and was Finance Director of Medeva plc from 1994 to 1996. He was a non-executive director and chairman of the audit committee of both Exel plc (2003 to 2005) and Arc International (2000 to 2003) and is currently a non-executive director of Xchanging UK Limited and Smiths News plc, where he is Deputy Chairman. Mr Millard is a member of the South African Institute of Chartered Accountants.

11. Guido Padovano
Non-Executive Director (50)
Guido Padovano became a director of Baroness Holdings UK Limited in September 2003 and a director of the Company in May 2005. He is a managing director in the Merrill Lynch Global Private Equity Division. In that capacity, Mr Padovano has served on various boards, and is currently also a director of Cremer Holdings, L.L.C., Despegar.com, Inc. and Rexel S.A.

12. Paul Pindar
Independent Non-Executive Director ◆ ◘ (47)
Paul Pindar became a director of the Company in May 2006. He has been Chief Executive of The Capita Group plc since 1999, was a managing director between 1991 and 1999 and Finance Director prior to that. From 1985 to 1987, he was an investment controller of 3i plc. He is currently Chairman of the Corporate Development Board of the NSPCC.

◆ Member of the Audit Committee
◘ Member of the Nomination Committee
O Member of the Remuneration Committee

Principal activities

Debenhams is a leading multi-category retailer in the UK, with a unique mix of own brands (including Designers at Debenhams), international brands and concessions. Its main product categories are women's, men's and children's clothing and accessories, products for the home, health and beauty, lingerie and food services. At the end of the financial year (2 September 2006) Debenhams traded from 122 department stores and four Desire by Debenhams stores. It also makes direct sales via the internet and had a further 30 international franchise stores in 14 countries.

Business review

Debenhams is the second largest department store chain in the UK. Its department store market share has increased from 12 per cent in 1996 to 18.6 per cent in 2005. The growth in market share has accelerated over the last few years.

Debenhams has a successful business model and a strong sales and profit track record over the last ten years. During the 2005/06 financial year this trend continued. The key performance indicators are summarised below and explained in greater detail in the narrative of this business review:

Total sales growth[1]	6.6 per cent (vs 52-week last year comparative)
Total sales growth[1]	5.1 per cent (vs 53-week last year comparative)
Like-for-like sales growth[1][2]	0.5 per cent increase on last year
Underlying operating profit before exceptional items	£267.4 million an increase of 21.2 per cent on last year
Net cash generated from operating activities	£190.3 million an increase of 346.7 per cent on last year
Trading space	10.1 million total sq ft (as at 24 October 2006) + 11 per cent
Labour turnover	2.3 per cent lower (2005/06 vs 2004/05)

1) Gross transaction value.
2) Like-for-like growth in gross transaction value represents the current period's gross transaction value (including VAT) for the internet and stores that have traded for the last 12 months less the prior period's gross transaction value for the same grouping.

Debenhams offers a unique and differentiated customer proposition through its product mix of exclusive own brands, including Designers at Debenhams, own-bought, international brands and concessions. Its portfolio of over 55 exclusive brands includes 25 Designers at Debenhams ranges such as Jasper Conran and John Rocha and other own brands such as Red Herring, Maine New England and Debut. Alongside these own brands, international and concession brands increase customer visits to its stores.

During the year Debenhams brought new designers such as Betty Jackson into its portfolio, expanded the sales of existing designers into new stores through the Designer Boutique concept and extended designers' ranges across product categories (for example the further development of Jasper Conran products in home and lingerie).

Total sales, as measured by gross transaction value, grew in the year by 6.6 per cent against the comparative 52-week period in the previous financial year, like-for-like sales grew by 0.5 per cent. Underlying operating profit before exceptional items increased by 21.2 per cent during the year from £220.7 million to £267.4 million.

Debenhams benefits from an inherent flexibility in optimising product/brand mix and space allowing it to flex its multi-category offer into growth and out of declining product categories. This increases its ability to provide rapid response to customer trends, gives greater consistency of performance and lowers business risk, making the business more resilient and better able to exploit trends than its competitors. During the year Debenhams increased its own-bought mix from 68.1 per cent to 68.7 per cent. As own-bought margins are higher than concession margins this had a favourable impact on the achieved margin percentage. The own-bought mix change combined with general supply chain improvements resulted in an overall growth in the margin percentage of 0.3 per cent over the year.

Sales mix 2006



Sales mix 2005



Debenhams continues to leverage its core strengths through new space, new channel and organic growth. Since 3 September 2005 Debenhams has opened six new department stores, four Desire by Debenhams stores, 11 international franchise stores, acquired nine stores from Roches Stores in the Republic of Ireland and is in the process of investing £7 million in its transactional website. Total trading space across all formats in the UK and the Republic of Ireland is now 10.1 million sq ft, an increase of 11 per cent since the end of 2004/05. Contracts have also been signed for a further 24 department stores, four Desire by Debenhams stores and 16 international stores. UK and Republic of Ireland expansion from the 28 contracted openings will add a further 17.9 per cent to the total department store and Desire by Debenhams trading space by the end of the 2011 financial year. In addition to these contracted openings negotiations are in progress on other sites and the pipeline is expected to continue to grow. The directors believe that Debenhams has the potential to increase the portfolio to up to 240 department stores and 100 Desire by Debenhams stores.

Historic and projected new store openings



Capital expenditure in the year, on the projects shown in the pie chart below, was £88.5 million. Significant reductions have been made in capital spend on new stores; the capital cost per sq ft to build a new store has reduced from £178 in 2002/03 to £108 in 2005/06. This has the effect of improving the return on capital and so more new store opportunities are viable.

Total net spend: £88.5 million



Refurbishing stores is a key strategy in driving organic growth. During the financial year 14 stores were refurbished and a further ten stores are planned during 2006/07. The focus is on improving the customers' shopping experience and increasing the gross transaction value, including through improved visual merchandising, increased linear conversion (ie. improving the efficiency of the space used in store to display merchandise) and strengthening individual brand identity.

Progress has also been made during the year in shortening product lead times, which has the benefit of faster responsiveness to fashion trends, improved availability of product and enables lower stock levels to be held and therefore lower markdowns actioned. In terms of sourcing strategy Debenhams is focusing on three main hubs: China, Turkey and India. During the year a new sourcing office was opened in Turkey which will result in further supply chain benefits in future years.

Since the business was taken private in December 2003 there has been a strong focus on cash generation. This touches all areas of the business; for example in improved supplier terms, shorter buying lead times, lower stock investment, a "clear as you go" markdown policy and the robust management of costs. As a consequence the Group generates strong operating cash flows and has a negative working capital position. Cash generated from operating activities, after pension contributions in excess of past service charges totalling £26.2 million, amounted to £190.3 million in 2006, an increase of 346.7 per cent.

In addition to its Styling the Nation advertising, which is aimed at a wider audience, targeted promotions form a key element of Debenhams' marketing approach. In September 2005 the Debenhams-branded credit card was launched which has a graded but lower APR rate than the store card. The Company now has some 2 million active store and credit card holders.

An ownership and trading culture (rather than an employee mentality) has been fostered since 2003. More than 600 employees participate in the Company's share schemes. All store employees are incentivised based on sales and cash profit; design, buying and merchandising employees on cash margin, stock turn and sales. Other head office employees are incentivised on Group sales and profit. These schemes ensure that all employees are focused on improving shareholder returns. The Company seeks to foster a rewarding and satisfying working environment, both through its reward and benefit structures and through consideration of and flexibilty to meet employee requirements. The key performance indicators are the rate of labour turnover and employee absence, which respectively improved by 2.3 per cent and 0.2 per cent in 2006.

An Initial Public Offering ("IPO") of the Debenhams Group (which had previously been listed until it was acquired in December 2003) was successfully completed on 9 May 2006. During the year the business restructured pursuant to which the Company (formerly Debenhams Retail Holdings Limited) became the parent of the Group. The Company was re-registered as Debenhams plc on 18 April 2006 and then Admitted to the London Stock Exchange on 9 May when unconditional dealings in the shares commenced (conditional dealings began on 4 May). Subsequently the business refinanced its senior credit facilities.

Principal business risks and uncertainties
The major business risks and uncertainties for the Debenhams business relate to;

i) its ability to predict or fulfil customer demands or preferences;

ii) competitive pressures; Debenhams' competitors include not just other general retailers but specialist retailers, supermarkets and other low-price, high-volume retailers, and internet operators;

iii) new store opening and modernisation implementation and performance;

iv) factors outside Debenhams' control such as adverse economic conditions, a downturn in the retail industry, adverse weather or terrorist activity; these could particularly have a major impact during peak selling periods;

v) events that negatively impact the Debenhams brand, for example in areas such as product quality, supply chain practices and health and safety;

vi) the departure of key personnel;

vii) matters affecting Debenhams' relationship with or the performance of its suppliers, designers or concessionaires; for example certain designers are very important to its business, a large number of Debenhams' merchandise is manufactured by a small number of suppliers etc;

viii) risks associated with Debenhams' properties, all of which are now held through leasehold interests;

ix) loss of business or additional expenditure from regulation;

x) currency and hedging risks (a substantial proportion of Debenhams' imports are paid for in US dollars), interest rate risks, credit risks and financial covenant risks under the credit facilities;

xi) damage or interruption due to operational disruption, natural disaster, war, terrorist activity, work stoppages, slowdowns or strikes; and

xii) the effectiveness of Debenhams' brand awareness and marketing programmes.

The principal risk factors relating to Debenhams' business and its shares were set out on pages 12 to 20 of the prospectus issued in April 2006 (a copy of the prospectus can be obtained on request from the Company Secretary). The process for identifying and managing operational risks is set out in the report on financial controls on pages 36 to 38.

The corporate social responsibility report, on pages 17 to 22, details the key environmental performance indicators and risks. The key performance indicator is the standards of the factories making products for Debenhams, as evidenced by the factory self-evaluation (based on the Debenhams Supplier Code of Conduct) and the supplier audit programme and the major risks relate to the practices of suppliers and factories making goods for the Company.

Events since the year end
On 12 September 2006 the acquisition from Roches Stores of nine stores in the Republic of Ireland was completed. The acquisition, an asset purchase by Debenhams Retail (Ireland) Limited, was for a consideration of €29.0 million plus the value of the stock. The €29.0 million is payable in three instalments, €15.0 million at completion, €5.0 million on the first anniversary and €9.0 million on the second anniversary following completion. These further nine stores, the new Desire by Debenhams store at Birmingham Fort which opened on 5 September 2006 and the new department store in Llandudno which opened on 11 October 2006, bring the total number of Debenhams stores in the UK and the Republic of Ireland to 137.

In July 2006, the Company entered into a consultation period about proposed changes to its two defined benefit pension plans. All active and prospective members of the Debenhams Retirement Scheme and all active members of the Debenhams Executive Pension Plan were consulted. Following the consultation period and some amendments to the proposals reflecting views expressed during the consultation, the board of directors approved the changes to each plan. With effect from 31 October 2006, the Debenhams

Retirement Scheme and the Debenhams Executive Pension Plan will close to future accrual of pensionable service. From 1 November 2006, the pension arrangements will be provided by the Prudential Stakeholder Pension Plan for Debenhams Employees.

The results for the financial year are set out in the accounts and notes to the accounts on pages 52 to 119. Detailed information about the Group's activities and the main trends and factors likely to affect the future development, performance and position of the Group's business are included in the Chairman's statement, Chief Executive's review and Finance Director's review on pages 5 to 14.

Profit for the financial year and the dividend

The profit for the financial year ended 2 September 2006 after taxation was £43.7 million (2005: £123.7 million). The directors recommend the payment of a final dividend of 2.4 pence per ordinary share, to be paid on 4 January 2007 to members on the Register at the close of business on 24 November 2006. As set out in the prospectus, the final dividend is based on one-third of a full-year dividend. It is envisaged that the Company will pay in the future an interim dividend in July and a final dividend in the following January of each year.

Share capital

The authorised and issued share capital of the Company, together with details of the shares allotted during the period, are shown in note 28 to the financial statements.

Major shareholders

As at 24 October 2006, the following notifications have been received from holders of material interests in 3 per cent or more of the Company's issued share capital:

	Number of shares	Percentage of issued share capital
TPG Shareholder Group	113,135,197	13.2
CVC Shareholder Group	79,498,424	9.3
Merrill Lynch Shareholder Group	61,739,512	7.2
Merrill Lynch Investment Managers	50,000,000	5.8
Wellington Management Company, LLP	43,761,213	5.1
Maverick Capital Ltd	31,000,000	3.6
Lehman Brothers International (Europe)	27,670,584	3.2

Directors

The following were directors during the year:

J D Lovering	(appointed 9 May 2006)	J Feuer	(appointed 12 May 2005)
R W Templeman	(appointed 9 May 2006)	R Gillingwater	(appointed 9 May 2006)
C K Woodhouse	(appointed 9 May 2006)	P Long	(appointed 9 May 2006)
M J Sharp	(appointed 9 May 2006)	D H Millard	(appointed 9 May 2006)
P M Costeletos	(appointed 12 May 2005)	G Padovano	(appointed 12 May 2005)
A Crozier	(appointed 9 May 2006)	P Pindar	(appointed 9 May 2006)

All the directors, as required by the Articles of Association, offer themselves for election at the forthcoming Annual General Meeting.

Directors' interests

The interests of the directors in shares of the Company are contained in the directors' remuneration report on pages 39 to 48.

In accordance with the Underwriting Agreement entered into between the Company and others on 3 May 2006, John Lovering, Rob Templeman, Chris Woodhouse, Michael Sharp, Richard Gillingwater, Paul Pindar, Adam Crozier, Dennis Millard and Peter Long have undertaken that they will not, during the period of 365 days from the date of Admission (9 May 2006), without the prior written consent of the Global Co-ordinators, sell, contract to sell or otherwise dispose of any shares held by them in the Company. Jonathan Feuer, as a director appointed by the original shareholders, has undertaken the same but for a period of 180 days from the date of Admission.

The directors (excluding Richard Gillingwater, Paul Pindar, Adam Crozier, Dennis Millard and Peter Long) were also party to the Share Exchange Agreement dated 24 May 2005 between Baroness Group Holdings Limited, its shareholders and the Company which contained the terms by which the Company acquired all of the shares in Baroness Group Holdings Limited. As a consequence of the Share Exchange Agreement the Company became the parent company of the Group.

Other than the Underwriting Agreement and the Share Exchange Agreement, no director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

A third-party indemnity provision as defined in Section 309B(1) of the Companies Act 1985 is in force for the benefit of each of the directors and the Company Secretary.

Employees

Business information and key messages are cascaded to all employees in a consistent way so that employees have a regular and reliable source of information on how their roles support the Company's values and business priorities. Senior managers in head office participate in the "adopt-a-store" programme, improving the link between stores and the centre. This mutual exchange of ideas is also fostered at product review days which are held with buying and merchandising teams and store sales staff. A business-wide Feedback Forum has also been launched to improve communication. Regular briefings complement existing communication processes, including the Company's regular newsletter "Debenhams Business News". The Group has also established an Employee Consultation Forum, attended by elected representatives from stores and head office, and senior managers. The forum's purpose is to inform and consult with employees about the Company and its business activities.

Debenhams is committed to promoting policies to ensure that employees or applicants for employment are treated equally regardless of gender, marital status, race, colour, nationality, ethnic or national origin, religion, disability, sexual orientation or age, and are not disadvantaged by conditions or requirements which cannot be shown to be justified. It applies employment policies that are fair and equitable and which ensure that entry into and progression within the Company are determined solely by job criteria, personal ability and competence. The Company's policy is to apply best practice in the employment and training of disabled persons. Full and fair consideration is given to every application for employment from disabled persons whose aptitude and skills can be utilised in the business and to their training and career development, including, wherever practicable, the retraining and retention of staff who become disabled during their employment.

Payment of suppliers

It is the Company's policy to pay suppliers in accordance with the agreed payment terms provided that the invoice is properly presented and not subject to dispute.

The ratio, expressed in days, between the amounts owed by the Company to trade creditors at the end of the year and the amounts invoiced by suppliers in the financial year ended 2 September 2006 was 53 days (2005: 50 days).

Financial instruments

Debenhams does not enter into financial instruments for speculative trades. Details of financial instruments entered into for underlying risks are set out in note 23 on pages 80 to 84.

Political donations

It is the Group's policy not to make donations to political parties. Consequently there were no disclosable expenses made during the financial year which fall within the definition of a political donation under the Political Parties, Elections and Referendums Act 2000.

Charitable giving

Money is raised for charities by volunteer committees in the stores, who organise events such as fashion shows. Employees have the opportunity to make personal contributions to the charities of their choice through the Company's Give as You Earn scheme. The Group made direct donations for charitable purposes in the financial year ended 2 September 2006 of £150,000 to the Breast Cancer Campaign (2005: £185,000) and further monies have been raised as a result of the charitable activities of the Company. Further details of the Company's charitable activities are given in the corporate social responsibility report on pages 17 to 22.

Going concern

After making enquiries, the directors consider that the Group has adequate resources to continue in operation for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Audit information

The directors confirm that, so far as they are aware, there is no relevant audit information of which the auditors are unaware and that each director has taken all reasonable steps to make himself aware of any relevant audit information and to establish that the auditors are aware of the information.

Auditors

PricewaterhouseCoopers LLP have indicated their willingness to continue in office and a resolution concerning their reappointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting ("AGM") will be held at 1 Welbeck Street, London W1G 0AA on Tuesday 12 December 2006 at 11.00am (the notice of meeting is set out on pages 122 to 124 at the end of the annual report). The board recommend that you vote in favour of all the proposed resolutions. Items 1 to 18 will be proposed as ordinary resolutions. More than 50 per cent of shareholders' votes must be in favour for these resolutions to be passed. Items 19 and 20 will be proposed as special resolutions. At least 75 per cent of shareholders' votes must be in favour for these resolutions to be passed.

Ordinary business

The ordinary business at that meeting will be the laying before the Company of the report and accounts, the approval of the remuneration report (which is on pages 39 to 48 of the accounts), the approval of the final dividend (which if approved will be paid on 4 January 2007 to shareholders on the register of members on 24 November 2006), the re-election of directors, the re-election of auditors and the setting of their fees.

In accordance with the provision of the Combined Code of Corporate Governance issued by the UK Listing Authority, all of the directors are seeking re-election by shareholders at the Company's first Annual General Meeting since listing on the London Stock Exchange. The directors have all confirmed that they will stand for reappointment. Biographical information on each of the directors is contained on pages 24 to 25 of the accounts. Details of the recruitment process, their skills and experience and the terms of appointment are set out in the report of the Nomination Committee and the remuneration report. The board believes that the skills and experience of the Chairman, the three executive directors, the five independent non-executive directors Adam Crozier, Richard Gillingwater, Peter Long, Dennis Millard and Paul Pindar, who provide the balance between independent non-executive and other representation on the board, and the three other non-executive directors, Philippe Costeletos, Jonathan Feuer and Guido Padavano (who represent the three largest shareholders in Debenhams plc and whose advice has been very helpful during the successful period for the Company since it was taken private in December 2003) will continue to be invaluable to the Company and the board believe that they should be re-elected. The Chairman has confirmed, following performance evaluation, that the performance of all directors, including the non-executive directors, is effective and demonstrates commitment to the role.

Auditors must be appointed at every general meeting at which accounts are presented to shareholders. It is normal practice for the Audit Committee of the Company to be authorised to determine the auditors' fees. Resolutions 16 and 17 cover these matters.

Special business

Resolution 18 allows the directors to issue, in addition to the Company's obligations under its employee share schemes, up to 286,320,000 shares which is equal to 33.3 per cent of the Company's issued share capital as at 24 October 2006 being the latest practicable date before the publication of this annual report. This is in line with the guidelines produced by the main investor protection committees. The directors have no specific intention at the moment of exercising this authority, which will lapse 15 months from the date of the AGM or at the 2007 AGM if earlier. Subject to this authority being passed, resolution 19 allows the directors to issue, in addition to the Company's obligations under its employee share schemes, up to 42,940,000 shares in exchange for cash without first having to offer the shares to existing shareholders. This is 5 per cent of the Company's issued share capital as at 24 October 2006, the latest practicable date before the publication of this annual report.

Although a member's written resolution to purchase shares was passed on 3 May 2006, it extended for 18 months and therefore would have expired before the planned date of the 2007 AGM. Accordingly resolution 20 replaces that authority. The resolution sets out the maximum number of shares which the Company can buy, the highest and lowest price at which they can be bought and when this authority expires. This resolution follows the rules set down by the Companies Act 1985, the UK Listing Authority and is in line with the guidelines produced by the main investor protection and pension fund committees. The directors have no current intention to use this authority.

The directors are committed to managing the Company's capital effectively and keep under review the possibility of buying back the Company's shares either for cancellation or for holding in treasury (it is currently the directors' intention were shares to be bought back for them to be cancelled unless bought for the purposes of employee share schemes when they may be retained in treasury). The directors will only buy back shares if they believe that it is in shareholders' best interests and will increase earnings per share. No shares were bought during the 2005/06 financial year and there are currently no treasury shares held by the Company.

By order of the board

Guy Johnson
Company Secretary

24 October 2006

The Company's shares were admitted to listing on the London Stock Exchange on 9 May 2006 ("Admission"). Since Admission the Company has complied with the provisions of the Combined Code on Corporate Governance set out in the Rules of the UK Listing Authority ("the Combined Code") except in relation to the independence (based on the criteria in the Combined Code) of certain directors and the number of independent non-executive directors about which further information is given below. The auditor's report on the Company's compliance with those items of the Combined Code specified for their review is set out on pages 50 and 51.

The board of Debenhams plc is chaired by John Lovering. The Chief Executive is Rob Templeman and the other executive directors are Chris Woodhouse (Finance Director) and Michael Sharp (Chief Operating Officer). There are five independent non-executive directors, Richard Gillingwater (the Senior Independent Director), Adam Crozier, Peter Long, Dennis Millard and Paul Pindar. These independent directors are free from any material business or other relationship which could interfere with the exercise of their judgement, are not also directors of the same companies as any other directors, were not previously employed by the Company and do not participate in any Company bonus, share option or pension scheme. There are three further non-executive directors, Philippe Costeletos (a partner of Texas Pacific Group Limited), Jonathan Feuer (a managing partner of CVC Capital Partners) and Guido Padavano (managing director in the Merrill Lynch Global Equity Division). The Combined Code recommends that at least half the board of directors of a UK listed company, excluding the chairman, should comprise non-executive directors determined by the board to be independent. As three of the non-executive directors, Philippe Costeletos, Jonathan Feuer and Guido Padavano, are not independent as they represent the three largest shareholders in the Company, the Company does not comply with this recommendation of the Combined Code. In addition the Combined Code recommends that the Chairman should on appointment meet the independence criteria set out in the Code; John Lovering was appointed Chairman of Debenhams plc on Admission but has been Chairman of the Debenhams Group since December 2003, is a substantial shareholder and does not meet the independence criteria. However these four directors have made a valued contribution to the board and the Company since December 2003, and as the board has five strong independent non-executive directors the board is satisfied that no individual dominates the board's decision taking, no undue reliance is placed on a particular individual and the board is operating effectively.

The board approved at its meeting on 7 July 2006 the schedule of matters specifically reserved for the board's attention and the statement of the division of responsibilities between the Chairman and the Chief Executive. The types of decisions taken by the board include approval of the Company's strategy and annual budget, acquisitions or disposals, documents sent to the Company's shareholders, changes in capital structure, dividends and matters relating to its committees. Operational decisions are delegated to the Company's management.

The executive directors, the Store Operations Director and HR Director who also attend the meetings, prepare a report which is circulated in advance of each meeting and then report at the meeting on the performance of the areas of the business for which they are responsible. In the preparatory period prior to and since Admission until the end of the year the board has met on five occasions; the meetings have been attended by all the directors on the board at the relevant date except that, due to holiday or other commitments, Jonathan Feuer, Michael Sharp and Adam Crozier were not able to attend the board meeting in August and Jonathan Feuer could not attend the board meeting in July.

As the Company has only been listed since May of this year, and the new directors were appointed following a full recruitment process using an independent external search consultancy, further performance evaluation would be premature at this time but the board intends to undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

All members of the board, including the non-executive directors, develop an understanding of the views of the major shareholders about the Company. Three of the directors represent the three largest shareholders and communicate their views to all board members. Analysts' or brokers' briefings are circulated to the board and all directors are briefed on the issues raised by major shareholders.

The Company recognised, prior to the Admission of Debenhams plc to the London Stock Exchange in May 2006, that the board should be restructured to reflect the requirements for listed companies. In accordance with the Combined Code the recruitment process was carried out using an external search consultancy. A brief was given to that consultancy based on the balance of skills and experience then on the board and the roles and capabilities required for the new appointments. A full search was carried out and a number of candidates were then interviewed by the Chairman. Appointments were made on merit and against the objective criteria provided as part of the brief.

Five new non-executive directors were appointed to the board of Debenhams plc in April 2006, Adam Crozier, Richard Gillingwater, Peter Long, Dennis Millard and Paul Pindar, taking up their appointments on Admission. Their skills and experience are broad and diverse, and include running market leading companies, the establishment and expansion of new businesses, change management, human resources including changing working practices, marketing including advertising, investment banking, corporate finance, treasury and accounting. A full Debenhams induction programme was arranged, including meetings with external advisers (including the Company's solicitors, auditors and financial advisers), key personnel and store visits. All of the new non-executive directors are independent; none has a material business relationship with the Company, has close ties with any of the Company's advisers, directors or senior employees, holds cross-directorships or has significant links with other directors, or represents a significant shareholder. They receive a fee as set out in the remuneration report but no other remuneration from the Company and do not participate in any Company share plan or pension scheme. The Nomination Committee is chaired by Paul Pindar and its other members are Richard Gillingwater, John Lovering and Dennis Millard. The committee was established in May 2006 and met once during the year, in August, a meeting attended by all members except Adam Crozier.

In view of the evaluation that was carried out prior to the Admission of Debenhams to the London Stock Exchange it is not yet appropriate for the recently appointed Nomination Committee to report on its wider remit of considering the board structure and evaluating the balance of skills, knowledge and experience on the board. A fuller report on these areas will be made in next year's annual report.

The Audit Committee

The Audit Committee is chaired by Dennis Millard and its other members are Adam Crozier, Richard Gillingwater, Peter Long and Paul Pindar. All members of the committee have business and financial expertise. The Chairman is a chartered accountant with recent and relevant financial experience. The committee has written terms of reference which have been published on the Company's website.

The committee will meet three times a year and a detailed rolling agenda for each meeting has been prepared. It will meet at least once a year with the external and internal auditors, without management present. At its first meeting in July of this year, which was attended by all members, the Audit Committee carried out a review of the Group's systems of internal controls, reviewed the Group's risk management register, framework, and processes, reviewed the internal financial control processes, the internal and external auditors' plans and the "whistle blowing" arrangements. At the second meeting of the Audit Committee in October, attended by all members except Paul Pindar (due to other commitments), the particular focus was the review of the Company's annual financial statements including a report from the external auditors identifying accounting or judgemental issues requiring the committee's attention. In addition the committee received an assessment by senior management and the internal auditor of the effectiveness of internal controls and the control environment, considered the objectivity and independence of the external auditors and met with the external auditors and internal auditor separately without management present.

At all meetings, the committee receives reports from the Finance Director, internal auditor, the external auditor and reports on material litigation, health and safety matters and treasury risks and controls. The report of the internal auditor covers not only risk management and internal control matters but also on its profit protection roles which cover areas that are specifically germane to the Company's retail activities.

Internal control

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. The board is responsible for the Company's system of internal control (further details of which are given in the following sections) and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Audit Committee carried out a review at its first meeting of the Group's system of internal controls. This system is made up of the following elements:

Risk identification

The Company has a dedicated department whose focus is on both internal audit and profit protection including the detection of fraud. This internal audit team identifies annually and monitors, as part of its control environment review, the significant risks facing the business and prepares a risk register. The Company strengthened, in March of this year, its risk management strategy and policy. As part of this policy each head of function within the Group submits a control environment review annually, which identifies the function's key performance indicators, business risks and controls to address them. Risks are then ranked, initially by the functional head and then by internal audit. These risks are classified as critical, serious, moderate and low, and rated as frequent, common, occasional and unlikely. A matrix is prepared based on this classification which is presented to the Audit Committee and used to assess the main areas on which focus should be placed and to form the basis of the risk management and internal audit plans. The Company also considered the risks relating to Debenhams' business and its shares as part of its preparations for the Admission of the Company to the London Stock Exchange in May 2006 (this assessment was also used by the internal audit team in identifying the significant risks facing the business). Those risk factors are set out on pages 12 to 20 of the prospectus issued at the time of Admission, a copy of which can be obtained from the Company Secretary of Debenhams plc.

Risk control
The control environment review identifies the controls that prevent or mitigate the impact of the risk. The internal audit work plan is designed to audit the risk management processes across the Company and measure the effectiveness of each division's controls and management of its key risks. The audit work plan for the year is presented to the Audit Committee.

Reviews are then carried out by the internal audit team. All are risk scored, key actions are agreed with the head of function, and follow-up reviews are carried out on any area with an unacceptable result. Where necessary, external resources are employed to assist in the review of the controls and control environment in specialist areas such as IT and treasury. With regards to individual stores, the relevant sales directors are involved in follow-up reviews and stores are assessed, in part, based on their audit results. Training and support is provided where necessary, and disciplinary action will be taken where unacceptable results persist. Employees can access all risk management policies and procedures on the Company's intranet.

Financial control
A budget is prepared for each year, with significant input from senior management as well as store managers and central functions. The board determines the key planning assumptions in the budget, planning meetings are then held with key executives on sales and margin, and a number of meetings are held attended by the head of each function and cost centre controllers. The final budget is approved by the board in August of each year. Results are compared monthly against this budget and a reforecast is then done every month by store, division and for the Group against this budget. Variance analysis against both budget and the latest forecast form a core part of the regular management information. A monthly financial review pack (which is reviewed by the executive directors and is made available to the non-executive directors) is issued two weeks after the end of each month which contains the key financial and operating performance indicators. In addition, a separate finance report from the Finance Director is made to each board meeting.

In accordance with the requirements of the Listing Rules, PricewaterhouseCoopers LLP (PwC) carried out an assessment, in May 2006, of the high-level financial controls, budgeting and forecasting, financial accounting procedures, accounting policies, management reporting framework, treasury operations and the IT environment of the Company. In addition to its submission to the Sponsor of the Listing, that report has been reviewed internally by the Company and was also presented to the first meeting of the Audit Committee.

Arrangements for employees to raise matters in confidence ("whistle-blowing procedures")
The Audit Committee has also reviewed the arrangements by which employees may raise in confidence possible improprieties, namely:

i) The Code of Business Conduct, which applies to all employees (all senior employees are required to confirm compliance in writing) which includes details of how matters can be raised in strict confidence.

ii) Problem solving guidelines, which are published on the intranet, and set out the process for raising any issues that may be affecting an employee at work.

iii) A confidential crime line for all staff in stores.

Non-audit services

The fees paid to PwC for audit and non-audit services are set out in note 7 on page 69. There were substantial non-audit services during the year due to the financial information requirements of the listing of Debenhams' shares on the London Stock Exchange, which involved, inter alia, PwC:

a) carrying out an assessment of the Company's financial controls, procedures and systems;

b) reviewing the financial information prepared in accordance with UK GAAP for the 2003, 2004 and 2005 financial years; and

c) reporting its opinion on consolidated financial information for the 26 weeks ended 26 February 2005 and 4 March 2006 and year ended 3 September 2005 prepared in accordance with accounting standards adopted for use in the EU.

It was cost effective for the Company to acquire services from PwC in such areas (and in areas such as taxation advice) because of their knowledge of the Group's affairs.

The Audit Committee has developed a policy on the provision by the external auditor of non-audit services. The objective of the Audit Committee's policy is to ensure that the provision of such service does not impair the external auditor's independence or objectivity. In this context, the Audit Committee will consider:

- whether the skills and experience of the audit firm make it a suitable supplier of the non-audit service;
- whether there are safeguards in place to ensure that there is no threat to objectivity and independence in the conduct of the audit resulting from the provision of such services by the external auditor;
- the nature of the non-audit services, the related fee levels and the fee levels individually and in aggregate relative to the audit fee; and
- the criteria which govern the compensation of the individuals performing the audit.

The policy covers amongst other things:

a) monitoring the external auditors' independence (eg that the auditors and their immediate family have no family, financial or employment relationship with the Company), and checking that the Group engagement partner and audit senior manager do not work on the audit for a period in excess of that permitted;

b) the identification of three categories of accounting services: audit-related services, which the Company's auditors provide (such as interim and full-year reporting); prohibited services, which the Company's auditors may never provide; and potential services, which the Company's auditors may in certain circumstances provide, subject to the policy (such as tax advisory services or services where the auditors are acting as the Company's reporting accountants). Prohibited services are those which would result in:

- the external auditors auditing their own firm's work;
- the external auditors making management decisions for the Company;
- a mutuality of interest being created; or
- the external auditors being put in the role of advocate for the Company.

c) reporting at each meeting of the Audit Committee on non-audit services being provided by the auditors.

This report for the year ended 2 September 2006 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002, the requirements of the Listing Rules of the UK Listing Authority and the provisions of the Combined Code relating to directors' remuneration. At the Annual General Meeting on 12 December 2006 shareholders will be asked to approve the report.

The Remuneration Committee

The Remuneration Committee is comprised exclusively of independent non-executive directors of the Company. It is chaired by Richard Gillingwater and its other members are Adam Crozier, Peter Long and Dennis Millard. The members of the committee have no personal financial interest, other than as shareholders, in the matters to be decided.

The committee keeps itself informed of all relevant developments and best practice in the field of remuneration and corporate governance and seeks advice where appropriate. KPMG LLP has been appointed as external adviser to the Remuneration Committee and has provided advice on directors' remuneration and share plans. The committee has appropriate policies and procedures to monitor the size of potential remuneration awards and KPMG verify the methodology used to model potential outcomes. KPMG have no other connection with the Company except that they advise on matters relating to the Company's share and pension plans. The Chairman, Human Resources Director and Group Company Secretary also assist the committee by providing advice, except in relation to their own remuneration.

The Remuneration Committee's remit is set out in its terms of reference, which are published on the Company's website. Its delegated responsibilities include setting the remuneration of all executive directors and the Chairman. Since Admission (the re-listing of the Company on the London Stock Exchange on 9 May 2006) there have been two meetings of the Committee attended by all members except that due to holiday commitments Adam Crozier did not attend the meeting on 24 August.

The remuneration of non-executive directors is determined by the board and is made up of an annual fee for acting as a non-executive director of the Company and fees for chairing and for membership of a board committee. The non-executive directors do not take part in discussions on their own remuneration. The fees are set to reflect the time which they are required to commit to their duties, their experience and the amounts paid to non-executive directors in comparable companies.

Remuneration policy

The Company's policy is to provide competitive remuneration packages that will attract, retain and motivate directors and other individuals of the quality required to successfully run the business. The remuneration policy is designed to support the business strategy, align executives' interests with shareholders and be cost effective. In constructing the remuneration packages, the committee aims to achieve an appropriate balance between fixed and variable compensation for each executive. Accordingly a significant proportion of the remuneration package depends on the attainment of demanding performance objectives, both short- and long-term. The annual bonus is designed to incentivise and reward the achievement of demanding financial and non-financial corporate and individual objectives. Long-term share plans are designed to align the interests of executives with the longer-term interests of shareholders. The Performance Share Plan, in which the executive directors participate, has performance measures that reflect both shareholder value (total shareholder return) and underlying financial performance (through the earnings per share measure).

Excellent results have been achieved in the three years when the Company was able to motivate its directors and employees within a private company environment and the Remuneration Committee considers it important that this approach to remuneration should be maintained so far as possible.

Basic salary

The committee normally reviews the executive directors' and other senior executives' remuneration annually against companies similar in size and sector. This year that review was carried out at the time of Admission as well as at the year end and KPMG provided data for the purpose of the review.

The committee sets salaries at levels to reflect the individual's position, responsibilities, experience and performance. The committee also considers executive salary increases in the context of salary increases across the Group's wider employee population.

Annual bonus
Executive directors and other senior executives participate in a discretionary annual bonus plan that provides for payment of cash bonuses subject to achieving pre-determined annual performance targets. In normal circumstances, executive directors could potentially earn an annual bonus of up to 100 per cent of salary subject to the achievement of stretching sales, profit and cash flow targets, and specific strategic objectives. In the year under review an additional bonus was paid to Michael Sharp following the Admission of the Company to the London Stock Exchange.

In determining the bonus targets each year the committee takes into consideration the business strategy, the long-term business plan, prevailing trading and economic conditions, shareholder expectations and competitor forecasts.

The following sections relating to long-term share plans (including the former incentive arrangements), directors' emoluments, pension, the share schemes, total shares/options outstanding and directors' shareholdings have been audited.

Long-term share plans
The Company gained approval in advance of Admission to put in place certain long-term share plans, details of which are set out below in the section headed Debenhams current long-term incentive arrangements.

When the Group was private share schemes were put in place for senior executives and managers and details of those schemes are given in the section headed Debenhams former incentive arrangements. No further awards will be made under these schemes. In order to maintain the retention element of the schemes, 70 per cent of the BELP shares and 50 per cent of the options will not be transferred or become exercisable until 365 days after Admission.

Debenhams current long-term Incentive arrangements
The Company has gained approval for and adopted this year the Debenhams Deferred Bonus Matching Plan, Debenhams Performance Share Plan, the Debenhams 2006 Executive Share Option Plan, the Debenhams 2006 Sharesave Sheme and the Debenhams 2006 Sharesave Scheme (Ireland) (the "Debenhams share plans"). Awards were made following Admission under the Debenhams Performance Share Plan and the Debenhams 2006 Executive Share Option Plan.

The Remuneration Committee has discretion to grant awards under any one, a combination or all of the Debenhams share plans in any one year. When exercising their discretion to grant awards the Remuneration Committee will take into consideration the overall quantum and structure of the compensation package.

The Debenhams Performance Share Plan (the "PSP")
The PSP is intended to facilitate the retention of senior executives of the Company and to align their interests with those of shareholders by enabling executives to receive shares (the number of which is determined by the extent to which a performance condition is achieved on vesting) provided that they remain employed in the Group. Awards under the PSP comprise an option to receive free shares or a nil cost option.

Awards under the PSP were made to 107 senior executives on 9 May 2006, over a total of 3,350,452 shares, including to the executive directors as follows:

Name	3 September 2005	Date of grant	Market price at date of award	Number of shares	Exercised in year	Lapsed in year	2 September 2006
Rob Templeman	nil	9 May 2006	205p	468,750	–	–	468,750
Chris Woodhouse	nil	9 May 2006	205p	318,750	–	–	318,750
Michael Sharp	nil	9 May 2006	205p	296,250	–	–	296,250

A further award was made on 6 June 2006 to one senior executive, over 3,113 shares.

These awards will normally vest on the preliminary announcement of the results in October 2008 and the maximum value of the shares subject to these awards was accordingly reduced to recognise the fact that they will vest over a period of two and a half years rather than the normal three-year period.

No awards may be granted to an individual in any financial year over a maximum number of shares whose market value is greater than 200 per cent of that individual's gross annual rate of salary at the date of grant although the Remuneration Committee has a discretion, in exceptional circumstances (which include recruitment), to grant awards over shares with a market value of up to 250 per cent of gross annual salary at the date of grant.

An award will normally only vest on the third anniversary of the date of grant (two and a half years in the instance of the first award) subject to performance conditions set by the Remuneration Committee at the time awards are granted and if the Remuneration Committee is satisfied that the underlying financial performance of the Company over the performance period is sufficient to justify the vesting of the award.

Half the initial PSP awards are subject to a performance target based on the adjusted earnings per share ("EPS") growth of the Company above the percentage increase in the Retail Price Index ("RPI") over a three-year performance period starting at the end of the 2004/05 financial year. Adjusted EPS was chosen as the Remuneration Committee considers it to be a key underlying value driver of the business that will focus management's attention on continued growth and profitability. The remaining half of the initial PSP awards are based on the Company's total shareholder return ("TSR") against the weighted TSR of each company in the FTSE 350 General Retailers Index over a three-year performance period starting at the end of the 2004/05 financial year. The weighted TSR is the aggregate of the TSR of each company in the FTSE 350 General Retailers Index weighted by their respective market capitalisations at the start of the relevant three-year performance period. A three-month average TSR at the start and end of the performance period will be used to mitigate the effect of any potential spot share price volatility. The committee considers TSR to be an approximate proxy for shareholder value and it chose this comparator group as Debenhams and its main listed general retail competitors are a constituent of the index. The committee determined that a weighted index is a fairer and more reasonable method of determining relative performance (as opposed to a conventional TSR ranking) as it factors in the size of each comparator company and therefore the absolute levels of value that each company generates relative to its size. When determining the maximum TSR target, the committee took into consideration the historical TSR performance of the comparator companies over the last ten years. The current maximum target of 12 per cent per annum above the index broadly equates to upper quartile TSR performance.

The initial awards granted on Admission will vest as follows:

Percentage growth over the performance period of Debenhams' underlying EPS	Percentage of award that vests
Below RPI + 14 per cent per annum	None
RPI + 14 per cent per annum	30%
RPI + 21 per cent per annum	100%
Between 14 per cent and 21 per cent per annum	Straight-line basis between 30% and 100%

Performance of Debenhams against the FTSE 350 General Retailers Index of companies by reference to weighted TSR growth	Percentage of award that vests
Debenhams TSR is less than the weighted TSR of the FTSE 350 General Retailers Index	0%
Debenhams TSR is equal to the weighted TSR of the FTSE 350 General Retailers Index	30%
Debenhams TSR is equal or more than 12 per cent per annum above the weighted TSR of the FTSE 350 General Retailers Index	100%
Between the latter two points	Straight-line basis between 30% and 100%

If one or both of the performance conditions are not met at the end of the performance period, 50 per cent or 100 per cent (as appropriate) of the awards will lapse immediately and there will no opportunity to re-test the relevant performance condition.

The Remuneration Committee may set different performance conditions for future awards and may decide that different conditions should be applicable to different executives' awards depending on their job function.

The Remuneration Committee intends to make an award under the PSP during the 2006/07 financial year.

The Debenhams 2006 Executive Share Option Plan (the "ESOP")

The ESOP allows the Company to grant options to acquire shares to eligible employees. Options granted under the ESOP may either be Her Majesty's Revenue & Customs approved options (up to the prescribed limit) or unapproved options.

Share options were granted over 2,916,251 shares on 9 May 2006 to 589 senior managers at an option price of 205 pence (being the middle-market price at the close on the grant date). A further grant was made on 6 June 2006 to 15 employees, over 58,870 shares, at an option price of 185 pence (the closing price on that date). These options will normally become exercisable following the end of a three-year performance period based on the end of the 2004/05 financial year (a period of two and a half years from the date of grant).

The maximum market value of shares over which options may be granted to an employee under the unapproved part of the ESOP in any financial year (as measured at the date of grant) may not be greater than 100 per cent of the employee's annual basic salary at the date of grant. However, the Remuneration Committee has a discretion, in exceptional circumstances (which include recruitment), to grant awards over shares with a market value in excess of this amount.

The exercise of options will be subject to the satisfaction of a performance condition, which will be stated at the date of grant. For the initial grant of options the performance condition will require that earnings per share growth will be at least equal to the percentage increase in RPI +14 per cent per annum over a period of three years commencing with the 2004/05 financial year. There will be no re-testing of the performance condition.

No options under the ESOP were granted to executive directors during the year. The Remuneration Committee intends to grant options under the ESOP during the 2006/07 financial year but not to executive directors or other senior executives who participate in the PSP.

EPS

In both plans, the PSP and the ESOP, EPS growth is measured by comparing the Company's annualised EPS for the base year and for its final year on a compound annual growth basis.

In determining the EPS targets, the committee takes into consideration the business strategy, the long-term business plan, prevailing trading and economic conditions, shareholder expectations and competitor forecasts.

Under the rules of both plans, to ensure comparability of financial years of the Company within the EPS performance period and for the base year, the Remuneration Committee may (following consultation with its independent advisers and the Company's external auditors) adjust the reported figure for earnings per share as calculated in accordance with the relevant accounting standard (including adjustments to achieve consistent measurements of performance during the transition to international accounting standards) to arrive at a figure that is a fair and reasonable reflection of the underlying business performance of the Group. Such adjustments to the base year for the initial awards, on which the Remuneration Committee has consulted with its advisers and the external auditors, shall include, but are not limited to, adjusting the issued share capital on a comparable basis, excluding exceptional items, adjusting for the effect of a 53rd week, adjusting for the effect of incremental costs or charges, adjusting for property profits no longer accruing, adjusting for the effect of interest on pre-Admission levels of borrowing and adjusting to reflect the underlying tax rate.

Debenhams 2006 Sharesave Scheme (the "Sharesave Scheme")
Under the Sharesave Scheme, employees may be granted an option to acquire shares at a fixed exercise price. At the end of the savings period the employee may either exercise the option within six months of the end of the savings period using the savings contributions and bonus which he has accumulated or have the savings and bonus repaid to him. No options have been granted under this scheme

The Debenhams Deferred Bonus Matching Plan (the "DBMP")
Under the DBMP participants will be able to invest up to the full amount of their annual bonus (on an after-tax basis) in shares. If the participant remains in service for three years, he will, subject to the satisfaction of a performance target, be eligible to receive a matching share award (based on the pre-tax amount of the bonus that has been invested).The Remuneration Committee has not determined what performance conditions will apply to awards under the DBMP although it is intended that they be appropriately demanding and linked to the Company's performance. If the performance target is not met at the end of the performance period, the awards will lapse immediately and there will be no opportunity to re-test the performance condition. No awards have yet been made under the DBMP.

Directors' service agreements and letters of appointment
It is the Company's policy to minimise the termination obligations of directors' contracts recognising however the market requirements for executive directors' contracts. The arrangements set out below reflect the Company's policy.

The non-executive directors have each entered into a letter of appointment as set out below:

	Position	Annual fee	Date of joining the Group	Date of letter of appointment
Philippe Costeletos	Non-executive director	£40,000	8 September 2003	24 April 2006
Adam Crozier	Independent non-executive director	£45,000	9 May 2006	18 April 2006
Jonathan Feuer	Non-executive director	£40,000	8 September 2003	24 April 2006
Richard Gillingwater	Senior independent non-executive director	£62,500	9 May 2006	20 April 2006
Peter Long	Independent non-executive director	£45,000	9 May 2006	24 April 2006
Dennis Millard	Independent non-executive director	£55,000	9 May 2006	10 April 2006
Guido Padovano	Non-executive director	£40,000	8 September 2003	24 April 2006
Paul Pindar	Independent non- executive director	£50,000	9 May 2006	19 April 2006

The appointments may be terminated by either party giving one month's notice and are subject to the provisions of the Company's Articles. The terms of appointment of the non-executive directors are available for inspection at the Company's registered office during normal business hours and at the AGM.

Richard Gillingwater waived his fee during the financial year ended 2 September 2006; it has been paid from 3 September 2006 as he then became part-time Chairman of the Shareholder Executive and as such able to receive his non-executive fees.

John Lovering's appointment is terminable by either party giving not less than one month's written notice. He receives an annual engagement fee of £250,000.

Each executive director entered into a new service agreement with the Company on 3 May 2006. Each agreement is terminable by either party giving not less than 12 months' written notice, save that Michael Sharp is required to give the Company six months' notice. The Remuneration Committee has considered the financial consequences of early termination of directors' service contracts. If the Company terminates the employment of an executive director by exercising its right to pay in lieu of notice, or terminates the employment other than in accordance with the terms of his service agreement, the Company is required to make a payment equal to the aggregate of the executive director's basic salary for the notice period, the value of his contractual benefits for the notice period and an amount equal to the average of the annual bonus paid to the executive director in the two years prior to the termination of his employment.

The executive directors are entitled (as was the Chairman prior to Admission) to an additional annual allowance equal to 15 per cent (20 per cent for Michael Sharp) of their annual salary in lieu of pension benefits.

Executive directors are entitled, in addition to salary, to other benefits or equivalent cash allowances, the value of which is set out in the table of directors' emoluments, including company car and fuel, life, medical, dental and personal accident insurance.

Rob Templeman and Chris Woodhouse are permitted to hold up to two non-executive directorships in non-competing companies as well as their non-executive directorships of Halfords Holdings Limited. The executive directors retain payments received in respect of their other directorships; there were no such fees in 2005/06.

Directors' emoluments

Audited information on the remuneration of each director for the full year is set out in the following table:

	Salary / fees	Benefits	Bonus	Annual allowance in lieu of pension	Total 2006	Total 2005
John Lovering	175,474	859	–	14,165	190,498	377,452
Rob Templeman	640,625	19,641	320,313	96,094	1,076,673	1,311,411
Chris Woodhouse	435,625	21,660	217,813	65,344	740,442	901,454
Michael Sharp	404,875	35,712	506,095*	33,740	980,422	861,594
Philippe Costleletos	12,615	–	–	–	12,615	–
Adam Crozier	14,192	–	–	–	14,192	–
Jonathan Feuer	12,615	–	–	–	12,615	–
Richard Gillingwater	–	–	–	–	–	–
Peter Long	14,192	–	–	–	14,192	–
Dennis Millard	17,346	–	–	–	17,346	–
Guido Padavano	12,615	–	–	–	12,615	–
Paul Pindar	15,769	–	–	–	15,769	–
Total	**1,755,943**	**77,872**	**1,044,221**	**209,343**	**3,087,379**	**3,451,911**

* This includes an IPO bonus of £303,657.

The directors of the Company until Admission were Philippe Costeletos, Jonathan Feuer and Guido Padovano. They did not receive any remuneration from the Group in respect of their roles as directors.

Pension

The directors are not members of a Company pension plan, except for Michael Sharp who is a deferred member of the Debenhams Executive Pension Plan. He ceased to accrue benefits in that plan on 31 March 2006

The table below shows the pension accrued at the year end:

Director	Increase in accrued pension during the year £	Increase in accrued pension during the year (net of inflation) £	Accumulated total accrued pension at 2 September 2006 £	Transfer value as at 3 September 2005 of accrued pension as at 3 September 2005 £	Transfer value as at 2 September 2006 of accrued pension as at 2 September 2006 £	Increase in transfer value during the year £
Michael Sharp	9,299	5,215	160,555	1,625,374	1,905,117	279,743

Performance graph

The performance graph below shows the Company's total shareholder return against the FTSE 350 General Retailers Index over the period since a market first existed for the shares to 2 September 2006. This index was chosen, as Debenhams is a constituent, and as it is made up of a broad spectrum of retail competitors in the major product areas in which the Company trades and includes its major general retail listed competitors.

Total shareholder return since 4 May 2006



Debenhams former incentive arrangements

Baroness Employee Limited Partnership ("BELP")

In June 2004, senior management were invited to invest in the Group through the purchase of units in the Baroness Employee Limited Partnership. This investment in BELP corresponds to a holding in shares and loan notes issued by the Company.

In addition to Michael Sharp (whose details are given in the section headed directors' shareholdings below) there are 36 senior employees of the Group with an interest in BELP. During the year those 36 employees received in total £13,338,730 on repayment of the loan notes and interest and in total 3,274,920 shares were distributed out of BELP to these individuals. Participants were entitled to sell these shares following the listing. The balance of 7,641,480 shares (70 per cent) continue to be held in BELP and they will not be transferred to and be capable of sale by the individuals until 365 days after Admission.

Although they have no beneficial interest in any units or other assets of BELP, Rob Templeman and Chris Woodhouse are the directors of the general partner of BELP.

The Debenhams Employee Option Plan

Options were awarded to certain managers of the Group under the Employee Option Plan. On exercise participants acquire shares in the Company at a specified option price per share, and receive shares representing the gain on a fixed-income loan note and the proceeds of redemption of a deep discount bond (the "non-equity instrument").

On Admission an option became exercisable as to 100 per cent of the non-equity instrument and 50 per cent of the shares comprised in an option. An option will be exercisable as to the remaining 50 per cent of the shares 365 days after Admission.

Participants were required to pay the employer's national insurance contributions arising on the exercise of their options. In recognition of this cost, participants were awarded a bonus in the form of shares ("bonus shares") on the exercise of their option. The bonus shares had a market value which on a post-tax basis was equal to the cost to the participant of meeting the employer's national insurance contributions on the relevant exercise.

The Debenhams Retail Employee Trust 2004 (the "Trust") holds shares to satisfy the exercise of options granted under the Employee Option Plan. A total of 8,699,610 shares were transferred from the Trust to satisfy the exercise of options exercisable on Admission and the award of bonus shares. The Trust currently holds 3,290,535 shares.

At the end of the year however, there were 3,337,308 shares remaining under option under the plan, held by 289 employees. These will become exercisable 365 days after Admission.

Michael Sharp is the only director who held options under the Employee Option Plan, and details are set out below:

	Date of grant	Expiry date	Exercise price (pence)	Options held at 3 September 2005	Number of shares allocated represent fixed-income gain and ERS NI costs	Granted in year	Exercised in year	Lapsed in year	Options at 2 September 2006	Market value on date of exercise
Michael Sharp	31/01/05	30/01/15	0.2	121,515	94,660	–	155,417	–	60,758	195p

Note

On 31 January 2005 Michael Sharp was granted rights to acquire up to 121,515 shares for 0.2 pence each and to receive the gain (of £149,801) on a fixed-income loan note under the Debenhams Employee Option Plan. The total gain on exercise of the option was £268,156.

The share schemes – total shares/options outstanding

In total the shares and options outstanding under all the share schemes are:

	Grant date	Price (pence)	Outstanding (as at 24 October 2006)
Debenhams Approved Executive Share Option Scheme	09/05/06	205	2,788,759
	06/06/06	185	58,870
Debenhams Performance Share Plan	09/05/06	n/a	3,324,767
	06/06/06	n/a	3,113
Debenhams Employee Option Plan	03/09/04	0.2	2,811,500
	10/12/04	0.2	22,500
	10/01/05	0.2	15,500
	31/01/05	0.2	254,233
	05/04/05	0.2	8,500
	28/10/05	0.2	23,000
	22/11/05	120	104,175
	25/04/06	0.2	90,900

All options were granted at the market price with the exception of awards granted under the Performance Share Plan which consist of the right to acquire shares at nil cost.

The closing mid-market price of the Company's shares on 2 September 2006 was 188 pence and ranged from 171 pence to 207 pence during the period from 9 May 2006 to 2 September 2006.

Directors' shareholdings

The Debenhams Group was acquired and taken private in December 2003. The acquisition was by funds managed or advised by subsidiaries and affiliates of CVC Capital Partners Group Sarl ("CVC"), Texas Pacific Group ("TPG"), by funds managed or advised by Merrill Lynch Global Private Equity ("MLGPE") and by three individual investors, John Lovering, Rob Templeman and Chris Woodhouse (respectively the Chairman, Chief Executive and Finance Director of the Company). In addition to their investment in ordinary units the acquirers of Debenhams, including the three individual directors, bought preferred units in the Group, corresponding to the deep discounted bonds by which the acquisition was partly financed.

In June 2004, senior management were invited to invest in the Group through the purchase of units (both ordinary units and preferred units corresponding to the deep discounted bonds) in the Baroness Employee Limited Partnership which in turn invested in the Baroness Group Limited Partnership. Michael Sharp purchased ordinary and preferred units at that time.

The deep discounted bonds were repaid in part on the occurrence of certain events and were redeemed in full on the refinancing of the Group on 26 May 2005. In 2004/05 the directors received the following payments in relation to their preferred units/deep discounted bonds:

John Lovering	£1,358,682
Rob Templeman	£2,259,895
Chris Woodhouse	£1,802,426
Michael Sharp	£334,136

No payments under the preferred units/deep discounted bonds were made in the financial year ended 2 September 2006, as the deep discounted bonds were redeemed in full on 26 May 2005.

At the time of the original acquisition in 2003 Rob Templeman bought 33,578 ordinary units, Chris Woodhouse 32,854 ordinary units and John Lovering 17,151 ordinary units in Baroness Group Limited Partnership. Michael Sharp bought in June 2004 15,000 ordinary units in Baroness Employee Limited Partnership (corresponding to the same number of ordinary units in Baroness Group Limited Partnership). On 16 May 2005 the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. These shares were exchanged for shares and loan notes issued by Debenhams Retail Holdings Ltd (now Debenhams plc) on 24 May 2005. Following a bonus issue of shares on 5 April 2006 and a share division on Admission, the issued share capital of the Company increased from 10 million to 500 million shares. On the listing of the Company a further 358,974,359 shares were issued.

On 24 May 2005, as part of its refinancing, shareholders in Baroness Group Holdings Limited received shares and loan notes issued by the Company. A loan notes were issued to the major shareholders (including part of the holding of Capital Investors 2002 Limited), and were repaid two days later. B loan notes were issued to John Lovering, Rob Templeman, Chris Woodhouse and Capital Investors 2002 Limited (in relation to the balance of its holding). These were repaid on 21 March 2006 (Capital Investors on 13 January 2006). C loan notes were issued to the investors in Baroness Employee Limited partnership (including Michael Sharp which were repaid on 6 June 2006). The interests in and repayments made to the directors during the year in relation to those loan notes were:

	Loan notes held at 3 September 2005 £	Interest accrued and paid during the year £	Loan notes held at 2 September 2006 £	At 24 October 2006 £
John Lovering	10,102,988	342,782	0	0
Rob Templeman	19,779,550	671,096	0	0
Chris Woodhouse	19,353,065	656,626	0	0
Michael Sharp	8,835,936	304,441	0	0
Jonathan Feuer (Capital Investors 2002 Ltd)	236,216	5,897	0	0

The interests, all of which are beneficial, of the directors (and their immediate families) in the share capital (excluding options and other share schemes) of the Company are as follows (note in order to present a consistent comparison the shareholdings as at 3 September 2005 have been re-stated to take account of the bonus issue and share division referred to above:

	At 3 September 2005	At 2 September 2006	At 24 October 2006
John Lovering	8,575,400	6,002,780	6,002,780
Rob Templeman [3]	16,788,850	12,591,638	12,591,638
Chris Woodhouse [3]	16,426,850	11,498,795	11,498,795
Michael Sharp [1][3][4]	7,500,000	5,358,791	5,358,791
Adam Crozier	0	25,641	25,641
Jonathan Feuer [2]	200,500	149,858	149,858
Richard Gillingwater	0	5,128	5,128
Peter Long	0	51,282	51,282
Dennis Millard	0	51,282	51,282
Paul Pindar	0	153,846	153,846

Notes:

1) Includes 5,250,000 shares held by Baroness Employee Limited Partnership.
2) Jonathan Feuer is the beneficial owner of 200,500 shares in the Company held in the name of Capital Investors 2002 Limited.
3) By virtue of being a member of the class of potential beneficiaries under the Debenhams Retail Employee Trust 2004 ("the Trust") the executive directors are also deemed to be interested in 3,290,535 shares of the Company held by Trust.
4) By virtue of being a limited partner of Baroness Employee Limited Partnership Michael Sharp is also deemed to be interested in 13,226,985 shares in the Company.

John Lovering and Chris Woodhouse sold 30 per cent of their shareholding and Rob Templeman sold 25 per cent of his shareholding on Admission (all sales being at the admission price of 195 pence per share). Michael Sharp sold 2,141,209 shares (representing 30 per cent of his total holding including his share option interests) on 14 June 2006 at 190 pence per share.

The directors have undertaken, pursuant to the underwriting agreement entered into on the listing of the Company, not to sell any further shares within 365 days of the Admission on 9 May 2006 (180 days in the instance of Jonathan Feuer as it is a holding of a director appointed by one of the principal shareholders).

On behalf of the board

Richard Gillingwater
Chairman of the Remuneration Committee

24 October 2006

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profits or loss of the Group for that period.

The directors are required to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. They also confirm the Company financial statements have been prepared in accordance with UK accounting standards.

The directors confirm that suitable accounting policies have been used and applied consistently except where required to comply with the new accounting policies. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 2 September 2006 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the Group financial statements of Debenhams plc for the year ended 2 September 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expenditure and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Debenhams plc for the year ended 2 September 2006 and on the information in the directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises the Chairman's statement, Chief Executive's review, Finance Director's review, corporate social responsibility statement, corporate governance statement, Nomination Committee statement, audit and internal control statement and the directors' responsibilities statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 2 September 2006 and of its profit and cash flows for the year then ended;

- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds

24 October 2006

	Note	For the financial year ended: 2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Revenue	5	**1,707.7**	1,608.7
Cost of sales		**(1,376.3)**	(1,296.0)
Analysed as:			
Cost of sales before exceptional items		**(1,376.3)**	(1,293.4)
Exceptional cost of sales	8	–	(2.6)
Gross profit		**331.4**	312.7
Distribution costs		**(53.0)**	(43.5)
Administrative expenses		**(54.8)**	(45.6)
Analysed as:			
Administrative expenses before exceptional items		**(40.2)**	(43.8)
Exceptional administrative expenses	8	**(14.6)**	(1.8)
Operating profit before deemed disposal of subsidiary		**223.6**	223.6
Profit on deemed disposal of subsidiary	8	**-**	117.7
Operating profit	7	**223.6**	341.3
Analysed as:			
Operating profit before exceptional items		**238.2**	228.0
Exceptional operating items	8	**(14.6)**	113.3
Interest receivable and similar income	10	**7.3**	7.4
Interest payable and similar charges	11	**(168.8)**	(261.1)
Analysed as:			
Interest payable and similar charges before exceptional items	11	**(132.7)**	(168.2)
Exceptional interest payable and similar charges	8, 11	**(36.1)**	(92.9)
Profit before taxation		**62.1**	87.6
Taxation	12	**(18.4)**	36.1
Analysed as:			
Taxation before exceptional items		**(32.7)**	(28.9)
Taxation credit on exceptional items	12	**14.3**	65.0
Profit for the financial year attributable to equity shareholders	29	**43.7**	123.7

Earnings per share attributable to the equity shareholders (expressed in pence per share)

		Pence per share	Pence per share
Basic	14	**7.4**	26.2
Diluted	14	**7.4**	26.2
Underlying earnings per share (non-GAAP measures)	14	**16.5**	11.0

Dividends per share (expressed in pence per share)

		Pence per share	Pence per share
Proposed final dividend per share	13	**2.4**	–

All Group operations during the financial years were continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE FINANCIAL YEAR ENDED 2 SEPTEMBER 2006

	Note	For the financial year ended: 2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Profit for the financial year		**43.7**	123.7
Actuarial (loss)/gain recognised in the pension scheme	24	**(3.0)**	8.5
Movement on deferred tax relating to the pension scheme	25	**0.9**	(2.5)
Cash flow hedges			
– net fair value gains (net of tax)		**15.8**	–
– recycled and adjusted against the initial measurement of the acquisition cost of inventory		**(0.2)**	–
– reclassified and reported in net profit		**0.8**	–
Net gains recognised directly in equity		**14.3**	6.0
Total recognised income attributable to the equity of the Group		**58.0**	129.7
Adoption of IAS 32 and IAS 39 (net of tax)	2	**(11.6)**	–

AS AT 2 SEPTEMBER 2006

	Note	2 September 2006 £m	3 September 2005 £m
ASSETS			
Non-current assets			
Intangible assets	15	**836.1**	829.9
Property, plant and equipment	16	**639.5**	650.0
Financial assets			
– available-for-sale investments	17	**8.2**	7.2
– derivative financial instruments	23	**7.8**	–
Retirement benefit obligations	24	**13.8**	–
Deferred tax assets	25	**51.1**	58.9
		1,556.5	1,546.0
Current assets			
Inventories	18	**207.8**	197.2
Trade and other receivables	19	**63.9**	54.5
Cash and cash equivalents	20	**34.0**	76.1
		305.7	327.8
LIABILITIES			
Current liabilities			
Financial liabilities			
– bank overdraft and borrowings	22	**(33.1)**	(75.0)
– derivative financial instruments	23	**(5.3)**	–
Trade and other payables	21	**(400.4)**	(388.6)
Current tax liabilities		**(18.8)**	(0.6)
Provisions	27	**(4.7)**	(6.8)
		(462.3)	(471.0)
Net current liabilities		**(156.6)**	(143.2)
Non-current liabilities			
Financial liabilities			
– bank overdraft and borrowings	22	**(1,097.0)**	(1,839.1)
– derivative financial instruments	23	**(2.3)**	–
Deferred tax liabilities	25	**(84.8)**	(73.8)
Other non-current liabilities	26	**(161.0)**	(158.8)
Provisions	27	**(1.5)**	(2.4)
Retirement benefit obligations	24	–	(9.4)
		(1,346.6)	(2,083.5)
Net assets/(liabilities)		**53.3**	(680.7)
SHAREHOLDERS' EQUITY			
Share capital	28	**0.1**	–
Share premium	29	**682.9**	–
Merger reserve	29	**1,200.9**	1,200.9
Reverse acquisition reserve	29	**(1,199.9)**	(1,199.9)
Hedging reserve	29	**1.5**	–
Other reserves	29	**1.0**	–
Retained earnings	29	**(633.2)**	(681.7)
Total equity		**53.3**	(680.7)

The financial statements on pages 52 to 107 were approved by the board on 23 October 2006 and were signed on its behalf by:

C Woodhouse
Director

	Note	For the financial year ended: 2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Cash flows from operating activities			
Cash generated from operations	31	**317.0**	381.9
Interest received		**7.8**	8.1
Interest paid		**(147.4)**	(337.0)
Tax received/(paid)		**12.9**	(10.4)
Net cash generated from operating activities		**190.3**	42.6
Cash flows from investing activities			
Net cash received on deemed disposal of subsidiary		–	121.8
Purchase of property, plant and equipment		**(88.6)**	(114.2)
Purchase of stores	15	–	(34.0)
Proceeds from sale of freehold properties		–	22.0
Proceeds from sale of property, plant and equipment	31	**0.1**	26.1
Purchase of investments	17	–	(4.2)
Net cash (used)/generated from investing activities		**(88.5)**	17.5
Cash flows from financing activities			
Drawdown of term loan facility	22	**1,050.0**	–
Drawdown of senior term loan	22	–	1,827.6
Repayment of senior term loan		**(1,827.6)**	–
Proceeds from issue of ordinary shares		**700.0**	–
Share issue costs		**(12.6)**	–
Mortgage facility repayment		–	(5.7)
Repayment of senior loan facilities		–	(621.0)
Appropriation – settlement of "A" loan notes		–	(516.8)
Appropriation – settlement of "B" loan notes	22	**(50.1)**	–
Appropriation – settlement of "C" loan notes		**(22.1)**	–
Restricted cash held in Debenhams Retail Employee Trust 2004 ("DRET")	20	–	12.8
Purchase of shares by DRET		**(2.0)**	–
Appropriation by DRET		**(1.1)**	–
Repayment of deep discounted bonds		–	(514.3)
Repayment of high-yield bonds		–	(326.7)
Net cash used in financing activities		**(165.5)**	(144.1)
Net decrease in cash and cash equivalents		**(63.7)**	(84.0)
Cash and cash equivalents at beginning of financial year		**64.0**	148.0
Cash and cash equivalents at end of financial year	20	**0.3**	64.0

1 Basis of preparation and general information

Introduction

The principal activity of Debenhams plc (the "Company") and its subsidiaries (together the "Group" or the "Debenhams Group") is the sale of fashion clothing and accessories, cosmetics and products for use in the home. The Group trades from department stores in the UK and the Republic of Ireland, on the internet and has international franchise stores.

The Company (formerly Debenhams Retail Holdings Limited) was re-registered as Debenhams plc on 18 April 2006.

The Group prepares its financial statements for the financial year ending on the nearest Saturday to 31 August of a given calendar year.

The principal companies within the Group during the financial year ended 2 September 2006 are disclosed in note 35.

The Company gained Admission to the London Stock Exchange on 9 May 2006.

Development of the Group

Debenhams plc was incorporated on 10 May 2005 and on 24 May 2005, acquired the entire share capital of Baroness Group Holdings Limited (the "2005 Acquisition"). As a result of this transaction, the ultimate shareholders in Baroness Group Holdings Limited (being principally funds managed or advised by subsidiaries and affiliates of CVC Capital Partners Group Sarl ("CVC"), Texas Pacific Group ("TPG") and Merrill Lynch Global Private Equity ("MLGPE")) received shares and loan notes in the Company in direct proportion to their original shareholdings in Baroness Group Holdings Limited.

Under IFRS 3 "Business Combinations", the acquisition of Baroness Group Holdings Limited by the Company has been accounted for as a reverse acquisition and the consolidated IFRS financial information of the Company is therefore a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries.

Prior to the 2005 Acquisition, the ultimate shareholders in Baroness Group Holdings Limited held their shares in the company through ownership of ordinary units in the company's immediate parent, the Baroness Group Limited Partnership. On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (including International Accounting Standards ("IAS")) and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under accounting standards as adopted for use in the EU. The consolidated financial statements for the financial year ended 3 September 2005 have been prepared under the historical cost convention. The consolidated financial statements for the financial year ended 2 September 2006 have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments, which include available-for-sale investments and derivatives.

The preparation of the financial statements is in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Although these results are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

The directors believe that the underlying operating profit before exceptional items and underlying earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with "adjusted" profit measures used by other companies.

1 Basis of preparation and general information continued

Non-GAAP measure

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Operating profit before exceptional items	**238.2**	228.0
Impact of 53rd week	–	(8.4)
Lease cost adjustments	–	(14.1)
Leases with fixed annual increments in rent	**14.9**	9.7
Share-based payments	**14.3**	5.5
Underlying operating profit before exceptional items	**267.4**	220.7

2 Accounting policies

First-time adoption of International Financial Reporting Standards ("IFRS")

In preparing these consolidated financial statements the Group has elected to apply certain exemptions available under IFRS 1 "First-Time Adoption of International Reporting Standards". These are set out in note 34.

In accordance with IFRS 1 "First-Time Adoption of International Financial Reporting Standards", the Group has taken the exemption not to restate comparatives for IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement". Comparative information in respect of these items are presented on a UK GAAP basis as previously reported.

The Group's principal accounting policies are described below.

Consolidation

The financial statements comprise a consolidation of the accounts of Debenhams plc and all its subsidiaries. Subsidiaries include all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which the Group has the power to control. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and rewards that are different from those of other business segments.
A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and rewards that are different from those of segments operating in other economic environments.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of staff discounts and the cost of loyalty scheme points, and is stated net of VAT and other sales-related taxes.

Revenue on department store sales of goods and commission on concession sales are recognised when goods are sold to the customer. Retail sales are usually in cash or by credit or debit card. Internet sales are recognised when the goods are delivered to the customer. Revenue from gift vouchers and gift cards sold by the Group are recognised on the redemption of the gift voucher or gift card.

It is the Group's policy to sell its products to the end customer with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

Interest recognition

Interest income is accrued on a time basis, by reference to the principal outstanding and at the applicable interest rate.

2 Accounting policies continued

Dividend distribution

A final dividend distribution to the Group shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Group shareholders. Interim dividends are recognised as a liability when paid.

Retirement benefit costs

The liability recognised in respect of defined benefit schemes is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in sterling, and that have terms to maturity which approximate to the terms of the related pension liabilities.

Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of recognised income and expenses.

Past service costs are recognised immediately in the income statement, unless the changes in pension plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

The Group's contributions to stakeholder pension schemes are charged to the income statement as they fall due. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share-based payments

The Group issues equity-settled share-based payments to certain employees. A fair value for the equity-settled share awards is measured at the date of grant. The Group measures the fair value using the valuation technique most appropriate to value each class of award; either a Black-Scholes, Monte Carlo or Binomial pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

Taxation

Taxation expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2 Accounting policies continued

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign exchange

a) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in sterling, which is the Group's functional and presentational currency.

b) Group companies

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the balance sheet;
- income and expenses are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction); and
- all resulting exchange differences are recognised as a separate component of equity.

c) Transactions and balances

Transactions denominated in foreign currencies are translated into the respective functional currency at average monthly rates. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Differences on exchange are taken to the income statement.

Leased assets

a) Finance leases

Leases of assets which transfer substantially all the risks and rewards of ownership to the Group are classified as finance leases. Finance leases are classified as a financial liability and measured at amortised cost. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property, plant and equipment or the present value of the minimum lease payments and depreciated over the period of the lease. The resulting lease obligations are included in liabilities.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

b) Operating leases

All other leases are classified as operating leases. Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

Where property lease contracts contain guaranteed fixed minimum incremental rental payments, the total committed cost is determined and is calculated and amortised on a straight-line basis over the life of the lease.

Intangible assets

a) Goodwill

Goodwill on acquisition of subsidiaries represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is not amortised, but tested annually for impairment, or when trigger events occur, and carried at cost less accumulated impairment losses.

2 Accounting policies continued

b) Other intangible assets

Acquired licences and trademarks are capitalised at cost and are amortised on a straight-line basis over their useful life, not to exceed ten years.

Internally-generated software costs, where it is clear that the software developed is technically feasible and will be completed and that the software generated will generate economic benefit, are capitalised as an intangible asset. The software is amortised on a straight-line basis over its useful economic life, being three to eight years.

Property, plant and equipment

It is the Group's policy to hold properties at cost, subject to the requirement to test assets for impairment.

Depreciation is provided at the following rates per annum to write off the cost of property, plant and equipment, less residual value, on a straight-line basis from the date on which they are brought into use:

Freehold land	Not depreciated
Freehold buildings	1 per cent
Long leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Short leaseholds including landlords' fixtures and fittings	Life of lease
Retail fixtures and fittings	5–20 per cent
Office equipment	10 per cent
Computer equipment	$16^1/_2$ – $33^1/_3$ per cent
Vehicles	25 per cent or life of lease

The assets' useful economic lives and residual values are reviewed and adjusted, if appropriate, at each financial period end.

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the income statement.

Included within property, plant and equipment are assets in the course of construction. These assets comprise stores, which are under construction, including costs directly attributable to bring the asset into use. Transfers to the appropriate category of property, plant and equipment are made when the store opens. No depreciation is provided on stores or other assets under construction.

Impairment testing

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped by store, which is the lowest level for which there are separately identifiable cash flows (cash-generating units).

Available-for-sale investments

The Group classifies its investments as available-for-sale financial assets in accordance with IAS 39.

Available-for-sale financial investments are non-derivative assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Investments are recognised at fair value plus any transaction costs. If a fair value for an investment can not be reliably measured, due to the variability in the range of reasonable fair value estimates being significant, or the probabilities of the various estimates within the range not being able to be reasonably assessed, that investment will be carried at cost.

An impairment test is performed annually on the carrying value of each investment. An impairment loss is recognised for the amount by which the assets carrying value exceeds its recoverable amount.

2 **Accounting policies** continued

Inventories

Inventories are stated at the lower of cost and net realisable value using the retail method and represent goods for resale. Concession stocks are not included within stocks held by the Group.

Trade receivables

Trade receivables, defined as loans and receivables in accordance with IAS 39, are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method for any doubtful amounts. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets carrying amount and the present value of future cash flows discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

Any other trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at the bank and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs

Borrowing costs that are facility costs are recognised initially at fair value, and are amortised over the term of the facilities at a constant rate on the carrying amount of the facility.

Trade payables

Trade payables, defined as financial liabilities in accordance with IAS 39, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Any other trade payables are stated at cost.

All of the trade payables are non-interest bearing.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and where it is more likely than not an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the balance sheet date.

Share capital

Ordinary, governance and subscriber shares are classified as equity.

Incremental costs directly attributable to the issue of new shares in equity are shown as a deduction, net of tax, from the proceeds.

2 Accounting policies continued

Derivatives

The derivative instruments used by the Group to manage its interest rate and currency risk are interest rate swaps, interest rate caps and forward currency contracts.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an effective hedging instrument and the nature of the item being hedged. The Group designates certain derivatives as hedges of highly-probable forecast transactions (cash flow hedges).

Derivatives are recognised using trade date accounting.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

i) Cash flow hedges

The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the relevant line of the income statement which will be affected by the underlying hedged item.

Amounts accumulated in equity are recycled and adjusted against the initial measurement of the underlying hedged item when the underlying hedged item is recognised on the balance sheet or in the income statement.

When a hedged instrument expires, is sold or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is immediately recognised in the relevant line of the income statement which will be affected by the original underlying hedged item. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the relevant line of the income statement which would have been affected by the forecasted transaction.

ii) Derivatives that do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting. Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement as cost of sales.

iii) Embedded derivatives

Where the risks and characteristics of derivatives embedded in other contracts are not closely related to those of the contracts, and the whole contract is not carried at fair value with gains or losses reported in the income statement, the derivative is separated from that host contract and measured at fair value, with fair value movements reflected in the account in the income statement which will be affected by the underlying host contract.

Change in accounting policy – First-time adoption of IAS 32 and IAS 39

In accordance with IFRS 1, the Group has elected not to apply IAS 32 and IAS 39 to the financial year ended 3 September 2005. Accordingly, the Group has continued to apply UK GAAP in the accounting for and disclosure of financial instruments in that period.

i) Policies relating to UK GAAP comparatives

Comparative information in respect of these items are presented on a UK GAAP basis as previously reported.

2 **Accounting policies** continued

a) Available-for-sale investments
Investments are held at cost less any provision for diminution in value.

b) Trade receivables
Trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

c) Borrowings
All borrowings are initially stated at the fair value of the consideration received after the deduction of issue costs. Issue costs together with finance costs, are charged to the income statement over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

d) Trade payables
Trade payables are stated at cost.

e) Derivatives
Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability or future expenditure. When a derivative financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the derivative is accounted for in the income statement. The Group policy is not to use derivative financial instruments for speculative purposes.

ii) Adoption of IAS 32 and IAS 39

The adoption of IAS 32 and IAS 39 with effect from 4 September 2005 results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's balance sheet is shown below.

The principal impacts of IAS 32 and IAS 39 on the Group's financial statements relates to the recognition of derivative financial instruments at fair value. Any derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated.

Under IAS 39, derivative financial instruments that qualify as cash flow hedges are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity. The Group hedges:

- foreign currency exposures on inventory purchases through forward currency contracts; and
- interest rate risk through using interest rate swaps.

Funding debt has previously been reported excluding interest, with interest being shown in accruals. Following the adoption of IAS 32, funding debt includes all accrued interest. This reclassification of accrued interest has decreased accruals and increased bank overdraft and borrowings.

2 Accounting policies continued

The adjustments to the balance sheet as at 4 September 2005 are as follows:

	Opening balance sheet at 4 September 2005 £m	Effects of adopting IAS 32 and IAS 39 £m	Position at 4 September 2005 £m
Non-current assets			
Financial assets			
– available-for-sale investments	7.2	1.0	8.2
– derivative financial instruments	–	0.8	0.8
Deferred tax assets	58.9	5.4	64.3
Current assets			
Financial assets – derivative financial instruments	–	1.4	1.4
Current liabilities			
Financial liabilities			
– bank overdraft and borrowings	(75.0)	(0.4)	(75.4)
– derivative financial instruments	–	(1.5)	(1.5)
Trade and other payables			
– accruals	(125.4)	4.5	(120.9)
Non-current liabilities			
Financial liabilities			
– bank overdraft and borrowings	(1,839.1)	(1.5)	(1,840.6)
– derivative financial instruments	–	(21.3)	(21.3)
Impact on net assets		**(11.6)**	
Other reserve		1.0	
Hedging reserve		(14.9)	
Retained earnings		2.3	
Impact on shareholders' equity		**(11.6)**	

The adjustment to "available-for-sale investments" relates to the increase in the carrying value of the Group's investment in BF Properties (No.4) Limited (see note 17). Adjustments to "derivative financial instruments" and "deferred tax assets" relate to the recognition on the balance sheet of the fair value of derivative financial instruments and the deferred tax impact thereof. Adjustments to "bank overdrafts and borrowings" and "trade and other payables" relate to the reclassification of accrued interest.

2 **Accounting policies** continued

New standards and interpretations

During the year, the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") issued the following standards and interpretations which are effective for annual accounting periods beginning on or after the stated effective date. These standards and interpretations are not effective for and have not been applied in the preparation of this financial information:

		Effective date
International Accounting Standards (IFRS/IAS)		
IFRS 6	Exploration for and Evaluation of Mineral Resources	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 21	Amendment – Net investment in Foreign Operation (yet to be adopted by the EU)	1 January 2006
IAS 39	Fair value option	1 January 2006
IAS 39	Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intra-group Transactions	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006
IFRIC interpretations		
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies (Yet to be adopted by the EU)	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The Group does not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements on adoption.

3 Financial risk management

a) Financial risks and treasury management

The Group's activities expose it to a variety of financial risks:

- funding and liquidity risk;
- credit risk;
- foreign exchange risk; and
- cash flow interest rate risk.

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The board has established an overall treasury policy and has approved procedures and authority levels within which the treasury function ("Group Treasury") must operate. The Finance Director conducts a treasury review at least monthly and the Treasury Committee meets and performs their review on a quarterly basis. The board receives regular reports covering treasury activities. Treasury policy is to manage risks within an agreed framework whilst not taking speculative positions.

3 Financial risk management continued

a) Financial risks and treasury management continued

The policies and strategies for managing these risks are summarised as follows:

i) Funding and liquidity risk

Prudent liquidity risk management implies sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The Group finances its operations by a combination of debt finance, leases and retained profits. The objective is to ensure that there is sufficient cash or working capital facilities to meet the cash flow requirements of the Group for its current business plan.

ii) Credit risk

The Group has no significant concentrations of credit risk. Sales to retail customers are made in cash or by credit and debit cards, wholesale sales of products to franchisees are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit-quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. Cash surpluses are placed on deposit for no longer than three months and only with financial counterparties with a short-term credit rating of A1/P1 or better.

iii) Foreign exchange risk

The Company's functional currency is sterling. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions relating to imports.

To manage the foreign exchange transaction risk, entities in the Group use forward currency contracts transacted by Group Treasury. Foreign exchange risk arises when commercial transactions are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the exposure in each foreign currency by using external forward currency contracts with a settlement of 12 months or less, up to 80 per cent of the first six months' forecast purchases and up to 70 per cent of the second six months' are hedged.

The Group does not hedge either economic exposure or the translation exposure arising from the profits, assets and liabilities of non-sterling business.

iv) Cash flow interest rate risk

The Group's interest rate risk arises from long-term borrowings. Borrowings are issued at variable rates that expose the Group to cash flow interest rate risk.

The interest exposure of the Group is managed within the constraints of the Group's business plan and the financial covenants under its facilities. The Group's exposure to floating-rate interest is within financial covenants and planned expectation. The aim is to reduce exposure to the effect of interest rate movements and to take advantage of low interest rates by hedging an appropriate amount of interest rate exposure whilst maintaining the flexibility to minimise early termination costs. Following the Group's Admission to the London Stock Exchange the board approved an interest rate hedging strategy of a target fixed percentage of 75 per cent, with a 15 per cent tolerance (60 – 90 per cent).

The impact of movements in interest rates is managed through the use of floating-rate debt and interest rate swaps and caps. These are usually matched with specific loans for a period of time up to their maturity or call date.

The Group's main interest rate exposure is from the floating rate loans under the credit facilities.

b) Fair value estimates

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward currency contracts has been determined based on market forward currency exchange rates at the balance sheet date.

3 Financial risk management continued

b) Fair value estimates continued

The fair values of short-term deposits, loans and overdrafts with a maturity of less than one year are assumed to approximate to their book values. In the case of the Group's loans due in more than one year, the fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates available to the Group.

Where market values are not available, fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year-end exchange rates.

4 Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Based on an analysis of risks and returns, the directors consider that the Group has only one identifiable business segment, retailing.

All material operations of the Group are carried out in the UK and therefore no geographical segmentation is disclosed. Consequently, the Group has considered business segmentation as the primary segmentation, with a single separately-reportable segment, retailing.

5 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believes that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Gross transaction value	**2,192.9**	2,086.8

6 Critical accounting estimates and judgements

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

Income taxes

The Group is subject to income taxes in the UK and the Republic of Ireland. At each financial period end, judgement is required in determining the provision for income taxes. The Group recognises liabilities for anticipated tax issues based on the best estimates at the balance sheet date. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

6 Critical accounting estimates and judgements continued

Share-based payments

The Group issues equity-settled share-based payments to certain employees. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period. The fair value is calculated using the appropriate fair value model with the estimated level of vesting being reviewed annually by management. The key assumptions of this model are set out in note 28.

Pension liability

The Group's defined benefit schemes pension liability, which is assessed each period by actuaries is based on key assumptions including return on plan assets, discount rates, mortality rates, inflation, future salary and pension costs. These assumptions, individually or collectively, may be different to actual outcomes.

Other key assumptions for pension obligations are based in part on current market conditions; additional information relating to this is disclosed in note 24.

Estimated useful life of property, plant and equipment

The Group estimates the useful life of property, plant and equipment and reviews this estimate at each financial period end. The Group also tests for impairment whenever a trigger event occurs.

7 Operating profit

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
The following items have been included in arriving at operating profit:		
The amounts of inventory written down during the financial year	**11.0**	11.1
Cost of inventories recognised as an expense	**818.4**	779.9
Employment costs (note 9)	**276.2**	267.5
Depreciation of property, plant and equipment (note 16):		
– owned assets	**85.3**	84.6
– assets held under finance leases	**0.7**	0.8
Amortisation of intangible assets (note 15)	**5.1**	3.8
(Profit)/loss on disposal of:		
– property, plant and equipment	**(0.1)**	2.7
– intangible assets	**–**	0.3
Operating lease rentals:		
– property	**130.2**	104.0
– other	**1.6**	1.8
Foreign exchange gains	**(2.6)**	(4.1)
Repairs and maintenance expenditure on property, plant and equipment	**12.4**	14.4
Auditors' remuneration	**1.1**	0.4
Exceptional items (note 8)	**14.6**	(113.3)

Operating lease costs and incentives

As explained in note 34, the adoption of IFRS has a very significant impact on operating lease costs and incentives. The changes relate to the treatment of leases with annual fixed increments in rent and the accounting for both rent-free periods and developers' contributions. The adverse impact on reported profit of these changes is as follows:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Leases with fixed annual increments in rent	**14.9**	9.7
Rent-free periods	**1.6**	1.7
Developers' contributions	**6.1**	9.2
Reduction in operating profit resulting from the adoption of IAS 17 "Leases" and SIC 15 "Operating Leases – Incentives"	**22.6**	20.6

7 Operating profit continued

Services provided by the Group's auditor

During the year the Group obtained the following services from the Group's auditor at costs as detailed below:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Charged to income statement		
Compliance work		
– audit services	**0.2**	0.2
Advisory services		
– taxation services	–	0.2
– Initial Public Offering	**0.9**	–
Capitalised debt issue costs		
– advisory work relating to the refinancing	–	0.2
Capitalised share premium costs		
– advisory work relating to the Initial Public Offering	**0.4**	–

Fees paid to the auditors, PricewaterhouseCoopers LLP, for both advisory and compliance work relating to the Company's Admission to the London Stock Exchange amounted to £1.3 million. In accordance with the Companies Act 1985 £0.4 million of these fees has been set off against the share premium account and £0.9 million has been charged as an exceptional administrative expense.

It is cost effective for the Group that such services are provided by its auditors in view of their knowledge of the Group's affairs going back a number of years.

8 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Operating exceptional items		
Other exceptional costs of sales	–	2.6
Admission to the London Stock Exchange	**4.6**	–
Other exceptional item	**10.0**	–
Refinancing	–	1.8
Profit on deemed disposal of subsidiary	–	(117.7)
Total operating exceptional items	**14.6**	(113.3)
Write-off of capitalised debt costs on refinancing	**33.5**	22.3
Interest on refinancing (note 11)	**2.6**	70.6
Total exceptional items before tax	**50.7**	(20.4)

Financial year ended 2 September 2006

Admission to the London Stock Exchange

Costs relating to the Company's Admission to the London Stock Exchange include taxation and restructuring advice of £1.0 million, legal and professional fees of £1.0 million, bonuses of £1.1 million and other advisory services of £1.5 million, relating to printing costs, marketing and public relations all of which related to the Admission.

Other exceptional item

Restricted cash of £10.3 million is held by The Debenhams Retail Employee Trust 2004. Following the Company's Admission to the London Stock Exchange the Trustees agreed to distribute £10.0 million of the restricted cash to the beneficiaries of the Trust in accordance with the Trust rules.

8 Exceptional items continued

Interest on refinancing

On 30 May 2006 the Group refinanced its debt, which resulted in the repayment of the senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs associated with the senior credit facility, which amounted to £33.5 million. All fees associated with the new term loan facility are being amortised over the term of the facility.

Additional interest expense of £2.1 million relating to the early repayment of the senior credit facility was incurred on refinancing. As a result of the refinancing the interest rate hedging strategy required the restructuring of the interest rate swap portfolio. This resulted in the close out of the interest rate cap and the restructuring of the two forward-start interest rate swaps at a cost of £0.5 million.

Financial year ended 3 September 2005

Other exceptional cost of sales

A payment of £2.6 million was paid to Red Letter Day ("RLD"). This payment guaranteed that all old RLD experiences purchased by the Group prior to RLD going into administration were honoured by the new management of RLD.

Refinancing

The Group incurred administrative costs totalling £1.8 million in relation to the refinancing in May and June 2005. These costs include legal costs, taxation advice and professional costs associated with the dissolution of the Baroness Group Limited Partnership which was the parent entity of the Group prior to the May 2005 refinancing.

Deemed disposal of subsidiary

The profit on the deemed disposal of BF Properties (No.4) Limited amounted to £117.7 million.

Interest on refinancing

In connection with the 2005 refinancing, the Group wrote-off unamortised debt issue costs associated with the previous senior facility and high-yield bonds amounting to £18.3 million and £4.0 million respectively. Furthermore, the repayment of the high-yield bond in June 2005 included a make-whole premium of £70.6 million, which arose due to the early repayment of the high-yield bonds.

9 Employees

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Wages and salaries	**234.1**	229.5
Social security costs	**18.5**	17.1
Pension costs	**6.2**	12.9
Share-based payments (note 28)	**14.3**	5.5
Short-term employee benefits	**3.1**	2.5
Total employment costs	**276.2**	267.5
	Number	Number
Average number of employees		
Full time	**8,358**	7,845
Part time	**16,358**	15,495
Total	**24,716**	23,340

Included in pension costs in the employee cost table above is £0.3 million (2005: £0.3 million) of contibutions payable to key management's personal pension plans.

Information concerning directors' remuneration, interest in shares and share options are included in the Remuneration report on pages 39 to 48.

9 Employees continued

Key management compensation

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Salaries and short-term benefits	**3.3**	4.4
Post-employment benefits	**0.2**	–
Share-based payments	**3.2**	2.2
	6.7	6.6

10 Interest receivable and similar income

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Interest on bank deposits	**7.3**	7.4

11 Interest payable and similar charges

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Interest payable and similar charges		
Bank loans and overdrafts	**(124.1)**	(110.4)
Amortisation of issue costs on loans (note 22)	**(5.1)**	(9.6)
Interest payable on finance leases	**(3.5)**	(3.2)
Exchange losses on foreign currency borrowings	**–**	(2.3)
Deep discount bond charges	**–**	(42.7)
Interest payable before exceptional items	**(132.7)**	(168.2)
Exceptional items – interest payable and similar charges		
Unamortised issue costs written off on repayment of the senior facility and high-yield bonds (note 8)	**–**	(22.3)
Make-whole premium payable on the repayment of the high-yield bonds (note 8)	**–**	(70.6)
Unamortised issue costs written off on repayment of the senior term loan (note 8)	**(33.5)**	–
Premium on early settlement of the senior term loan (note 8)	**(2.1)**	–
Cost of restructuring the interest swap portfolio (note 8)	**(0.5)**	–
Exceptional items – interest payable and similar charges	**(36.1)**	(92.9)
Interest payable and similar charges after exceptional items	**(168.8)**	(261.1)

Included within "amortisation of issue costs on loans" for the year ended 3 September 2005, is £4.3 million which relates to the write-off of the fees associated with the mortgage facility.

12 Taxation

Analysis of tax charge/(credit) in the year

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Current tax		
UK corporation tax charge on profit for the year	**9.1**	8.5
Adjustments in respect of prior periods	**(3.6)**	(0.1)
Current tax expense	**5.5**	8.4
Deferred taxation		
Origination and reversal of timing differences	**0.9**	(47.0)
Pension cost relief in excess of pension cost charge	**8.0**	2.2
Adjustments in respect of prior periods	**4.0**	0.3
Deferred tax expense/(income)	**12.9**	(44.5)
Tax charge/(credit) in the financial year	**18.4**	(36.1)

The tax for the year is lower (2005: lower) than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Profit on ordinary activities before tax	**62.1**	87.6
Profit on ordinary activities at standard rate of corporation tax in the UK of 30 per cent	**18.6**	26.3
Effects of:		
Income not subject to tax	**(1.0)**	(0.2)
Expenses not deductible for tax purposes	**1.5**	9.5
Overseas items	**(1.1)**	(0.7)
Adjustments in relation to prior periods	**0.4**	0.2
Release of provision created for gain on assets held for sale	–	(18.2)
Release of provision created for deferred tax on qualifying depreciation	–	(17.7)
Fixed asset disposals	–	(35.3)
Tax charge/(credit) for the year	**18.4**	(36.1)

Tax relating to exceptional items as detailed in note 8 and included in the above tax charge/(credit) amounted to:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Tax credit relating to:		
Operating exceptional items	**3.5**	37.1
Interest exceptional items	**10.8**	27.9
	14.3	65.0

13 Dividends

The directors are proposing a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share which will absorb an estimated £20.6 million of shareholders' funds. It will be paid on 4 January 2007 to shareholders who are on the register of members at close of business on 24 November 2006.

14 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year. At 3 September 2005, the performance criteria for the vesting period of the share options had not been met and consequently the shares in question are excluded from the diluted earnings per share calculation.

Basic and diluted earnings per share

	2 September 2006 52 weeks		3 September 2005 53 weeks	
	Basic £m	Diluted £m	Basic £m	Diluted £m
Profit for the financial year	**43.7**	**43.7**	123.7	123.7
	Number m	Number m	Number m	Number m
Weighted average number of shares	**614.4**	**614.4**	500.0	500.0
Shares held by ESOP (weighted)	**(25.6)**	**(25.6)**	(27.7)	(27.7)
Shares issuable (weighted)	**–**	**5.6**	–	–
Adjusted weighted average number of shares	**588.8**	**594.4**	472.3	472.3
	Pence per share	Pence per share	Pence per share	Pence per share
Earnings per share	**7.4**	**7.4**	26.2	26.2

Underlying earnings per share

The underlying earnings per share reflects the underlying performance of the business compared with the prior year and is calculated by dividing underlying earnings by the number of shares in issue at the year end.

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Profit for the financial year	**43.7**	123.7
Exceptional items	**50.7**	(20.4)
Impact of 53rd week	**–**	(8.4)
Lease cost adjustments	**–**	(14.1)
Leases with fixed annual increments in rent	**14.9**	9.7
Share-based payments	**14.3**	5.5
Interest adjustments	**58.3**	88.0
Adjustment to tax charge to reflect the above items	**(40.5)**	(89.2)
Underlying profit for the year	**141.4**	94.8
	Number m	Number m
Issued share capital at 2 September 2006	**859.0**	859.0
	Pence per share	Pence per share
Underlying earnings per share	**16.5**	11.0

Underlying profit is used by management as a measure of profitability within the Group. It is defined as operating profit before exceptional items, the impact of leases with fixed annual increments in rent and charges relating to share-based payments. The results for 2005 have been adjusted to remove the impact of week 53 and lease cost adjustments for the period prior to the British Land property transaction, which took place in February 2005. In addition, in both 2005 and 2006 the Group underwent significant re-financing. In consequence, the statutory interest and related financing costs are not comparable year on year. The above adjustment for interest assumes that the 2006 refinancing, which took place after the date of Admission, was effective at the beginning of the year ended 3 September 2005 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

14 Earnings per share continued

The comparison of performance year on year has also been made complex by costs incurred as a result of the Company's Admission to the London Stock Exchange on 9 May 2006 which increased the number of shares issued by the Company. The underlying earnings per share uses the capital structure as at 2 September 2006 to eliminate the effect of these changes.

15 Intangible assets

	Goodwill £m	Licences and trademarks £m	Software £m	Total £m
Cost				
At 29 August 2004	799.7	0.3	12.4	812.4
Additions	12.0	–	15.1	27.1
Disposals and write offs	–	–	(0.5)	(0.5)
At 3 September 2005	811.7	0.3	27.0	839.0
Additions	–	–	11.3	11.3
At 2 September 2006	**811.7**	**0.3**	**38.3**	**850.3**
Accumulated amortisation				
At 29 August 2004	–	–	5.5	5.5
Charge for the year	–	0.1	3.7	3.8
Disposals and write offs	–	–	(0.2)	(0.2)
At 3 September 2005	–	0.1	9.0	9.1
Charge for the year	–	0.1	5.0	5.1
At 2 September 2006	–	**0.2**	**14.0**	**14.2**
Net book value				
At 2 September 2006	**811.7**	**0.1**	**24.3**	**836.1**
At 3 September 2005	811.7	0.2	18.0	829.9

Goodwill

Goodwill of £12.0 million arose on the acquisition of eight stores in 2005. The total consideration for the acquisition was £34.0 million, and goodwill was attributable to the leasehold sites acquired. The consideration was paid on completion of the acquisition, which was 21 March 2005.

Software development costs

The computer software capitalised principally relates to internally developed application software. Externally developed application software as at 2 September 2006 amounted to £1.2 million.

Amortisation on the Group's intangible assets has been charged to the income statement as follows for the financial years ended:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Included within cost of sales	**3.5**	2.1
Included within distribution costs	**0.2**	0.1
Included within administrative expenses	**1.4**	1.6
	5.1	3.8

15 Intangible assets continued

Impairment test for goodwill

The goodwill arising on the acquisition of Debenhams Group Holdings Limited (previously known as Debenhams plc until 2 March 2004) by Baroness Group Holdings Limited on 4 December 2003, is not being amortised but reviewed on an annual basis or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to groups of cash-generating units according to the level at which management monitors that goodwill.

For the purposes of this impairment review, the recoverable amounts of the cash generating units ("CGU") are determined based on value-in-use calculations. These cash flow projections are based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated based on an estimated growth rate of 2.5 per cent. The growth rates do not exceed the long-term average growth rate for the retail sector in which the CGUs operate. The pre-tax discount rate used to calculate the value in use was 8.5 per cent and reflects the specific risks in the retail business.

Management determined the gross margin for each CGU based on performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre tax and risk-free rates.

As at 2 September 2006, no impairment of goodwill has been required (2005: £nil).

16 Property, plant and equipment

	Land and buildings				
	Freehold £m	Long-leasehold £m	Short-leasehold fixtures and fittings £m	Vehicles, fixtures and equipment £m	Total £m
Cost					
At 29 August 2004	346.0	89.6	260.6	395.5	1,091.7
Additions	22.0	–	17.7	65.7	105.4
Reclassifications	–	–	2.8	(2.8)	–
Disposals and write-offs	(313.6)	(80.0)	(16.2)	(122.4)	(532.2)
At 3 September 2005	54.4	9.6	264.9	336.0	664.9
Additions	–	–	13.1	62.4	75.5
Disposals and write-offs	–	–	(0.1)	(19.0)	(19.1)
At 2 September 2006	**54.4**	**9.6**	**277.9**	**379.4**	**721.3**
Accumulated depreciation					
At 29 August 2004	1.5	0.7	8.0	49.5	59.7
Charge for the year	0.7	0.4	11.3	73.0	85.4
Disposals and write-offs	(2.1)	(1.0)	(16.2)	(110.9)	(130.2)
At 3 September 2005	0.1	0.1	3.1	11.6	14.9
Charge for the year	0.4	0.3	11.6	73.7	86.0
Disposals and write-offs	–	–	(0.1)	(19.0)	(19.1)
At 2 September 2006	**0.5**	**0.4**	**14.6**	**66.3**	**81.8**
Net book value					
At 2 September 2006	**53.9**	**9.2**	**263.3**	**313.1**	**639.5**
At 3 September 2005	54.3	9.5	261.8	324.4	650.0

Assets in the course of construction included in property, plant and equipment at the financial year end are as follows:

	2 September 2006 £m	3 September 2005 £m
Assets in the course of construction	**20.5**	35.7

16 Property, plant and equipment continued

Property, plant and equipment includes the following assets held under finance leases:

	Vehicles, fixtures and equipment		Freehold land and long leasehold buildings	
	2 September 2006 £m	3 September 2005 £m	**2 September 2006 £m**	3 September 2005 £m
Cost	**2.7**	2.7	**59.2**	59.2
Aggregate depreciation based on cost	**(0.6)**	(0.3)	**(2.4)**	(2.0)
Net book value	**2.1**	2.4	**56.8**	57.2

17 Financial assets – available-for-sale investments

	£m
Cost	
At 29 August 2004	–
Additions	7.2
At 3 September 2005	7.2
Adoption of IAS 32 (note 2)	1.0
At 4 September 2005 and 2 September 2006	**8.2**
Net book value	
At 2 September 2006	**8.2**
At 3 September 2005	7.2

On 30 November 2004, the Group acquired 10 per cent of the issued share capital of Ermes Department Stores Limited, a company registered in Cyprus. Consideration in cash of £4.2 million, included associated legal costs of £0.1 million, was paid on acquisition of this investment.

Ermes Department Stores Limited is a private company in which the Group holds a minority interest. The fair value is not materially different to the historic cost and the investment is therefore carried at a cost of £4.2 million.

The Group holds 100 per cent of the "A" ordinary shares, which cost £3.0 million and have a fair value of £4.0 million, which carry no voting rights, in BF Properties (No.4) Limited. The directors consider that the ultimate parent undertaking and controlling party of BF Properties (No.4) Limited is The British Land Company plc.

BF Properties (No.4) Limited was incorporated in Great Britain. The address of its principal place of business is 10 Cornwall Terrace, Regent's Park, London.

BF Properties (No.4) Limited has changed its year end to 31 March (previously 22 February 2005) and it continues to report in accordance with UK GAAP. The aggregate amount of the capital and reserves of BF Properties (No.4) Limited at 31 March 2005 was £141,000,023. The profit of BF Properties (No.4) Limited for the year ended 31 March 2005 was £600,740. This is the most recent set of published results for the Company.

Following the adoption of IAS 39, the investment in BF Properties (No.4) Limited has been calculated by discounting the future expected proceeds from the investment at the prevailing interest rate of 5.6 per cent. The adoption of IAS 39 resulted in an increase of £1.0 million in the carrying value of the investment in BF Properties (No.4) Limited.

There were no disposals or impairment provisions on available-for-sale financial assets during the years shown.

18 Inventories

	2 September 2006 £m	3 September 2005 £m
Items held for resale	**207.8**	197.2

Write downs of inventories are disclosed in note 7.

19 Trade and other receivables

	2 September 2006 £m	3 September 2005 £m
Trade receivables	**21.5**	19.6
Other receivables	**0.5**	0.4
Prepayments and accrued income	**41.9**	34.5
	63.9	54.5

20 Cash and cash equivalents

	2 September 2006 £m	3 September 2005 £m
Cash at bank and in hand	**17.2**	22.9
Short-term bank deposits	**16.8**	53.2
	34.0	76.1

	2 September 2006	3 September 2005
Effective interest rate on short-term bank deposits (per cent)	**4.6**	4.5
Average maturity rate (days)	**35.9**	11.7

Included within short-term bank deposits at 2 September 2006 is £10.3 million (2005: £12.8 million) of restricted cash which is held by the Debenhams Retail Employee Trust 2004 (see note 28). In accordance with the Trust deed, and as stated in note 8, the restricted cash will be distributed to the beneficiaries of the Trust after the year end.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2 September 2006 £m	3 September 2005 £m
Cash and cash equivalents	**34.0**	76.1
Bank overdrafts and revolving credit facility (note 22)	**(33.7)**	(12.1)
	0.3	64.0

21 Trade and other payables

Current	2 September 2006 £m	3 September 2005 £m
Trade payables	**198.9**	189.7
Other payables	**74.8**	46.2
Other taxation and social security	**29.1**	22.1
Accruals	**96.1**	125.4
Deferred income	**1.5**	5.2
	400.4	388.6

22 Bank overdraft and borrowings

	2 September 2006 £m	3 September 2005 £m
Bank loans and overdrafts	**1.7**	12.1
"B" loan notes	**-**	50.1
Term loan facility	**1,050.4**	-
Revolving credit facility	**32.0**	-
Senior term loan – tranche A	**-**	407.6
Senior term loan – tranche B	**-**	560.0
Senior term loan – tranche C	**-**	560.0
Senior term loan – tranche D	**-**	300.0
Lease obligations	**62.2**	61.9
	1,146.3	1,951.7
Less: unamortised issue costs	**(16.2)**	(37.6)
	1,130.1	1,914.1

Maturity of debt	2 September 2006 £m	3 September 2005 £m
Amounts falling due:		
In one year or less or on demand	**33.1**	75.0
In more than one year but not more than two years	**98.8**	24.9
In more than two years but not more than five years	**952.2**	184.9
In more than five years	**46.0**	1,629.3
	1,130.1	1,914.1
Amounts falling due within one year	**(33.1)**	(75.0)
Amounts falling due after one year	**1,097.0**	1,839.1

The effective interest rates at the balance sheet dates were as follows:

	2 September 2006 %	3 September 2005 %
Bank loans and overdrafts	**5.75**	5.50
"B" loan notes	**-**	7.05*
Term loan facility	**6.09**	-
Revolving credit facility	**6.03**	-
Senior term loan – tranche A	**-**	6.85
Senior term loan – tranche B	**-**	7.35
Senior term loan – tranche C	**-**	7.85
Senior term loan – tranche D	**-**	9.10
Lease obligations	**5.11**	5.25

* The effective interest rate on the "B" loan notes includes the interest rate on the guarantee of the tranche A of the senior term loan which amounts to 2.25 per cent.

During the year the Group repaid £700 million of the £2.05 billion senior credit facilities, £683 million on 9 May 2006 and a further £17 million on 11 May 2006, funded by the proceeds from the issue of new shares and cash.

On 30 May 2006 the Group refinanced its existing £2.05 billion senior credit facilities with the proceeds of a new term loan of £1.05 billion and a revolving credit facility ("RCF") of £0.3 billion. On 3 July 2006 the RCF was reduced to £0.25 billion. The term loan facility is repayable in instalments with the loan being repaid in full by 2011. Interest rates are based on LIBOR and denominated in sterling. The RCF is multicurrency with interest rates based on the relevant inter-bank market rate.

Issue costs of £17.2 million which mainly relate to facility costs, were incurred primarily on utilisation of the credit facilities and are being amortised over the term of the facility at a constant rate based on the carrying amount of the term loan. The amortisation charge relating to the issue costs of the credit facilities for the year ended 2 September 2006 was £1.0 million. The amortisation of issue costs prior to the refinancing was £4.1 million.

22 Bank overdraft and borrowings continued

During the year £0.9 million of the "B" loan notes was repaid on 13 January 2006 and the remaining £49.2 million was repaid in full on 21 March 2006. Fixed interest on the "B" notes was charged at 4.8 per cent per annum and the principal was guaranteed under the senior credit facilities.

Financial year ended 3 September 2005

On 26 May 2005 the Group refinanced its debt structure through the draw down of the senior term loan of £1.8 billion. The funds received from the new facility allowed the repayment of the former senior facility, the high-yield bonds, the deep discounted bonds, the "A" loan notes and associated costs (see note 8).

The senior term loan tranche A facility repayments were made in stages with the loan due to be repaid in full during 2012. The senior term loan tranche B was repayable in full during 2013 with tranches C and D being repayable in full during 2014. Interest rates were floating and varied on each tranche of the senior facility, all were based on LIBOR and denominated in sterling. The loan was secured by a first ranking fixed security and a floating charge over the assets of the Company and its subsidiaries.

As at 3 September 2005, £22.3 million of "C" loan notes issued by the Company were held by the Baroness Employee Limited Partnership and were eliminated on the consolidation of the Limited Partnership. The "B" loan notes were repayable on demand after 24 November 2005. Fixed interest on the "B" and "C" loan notes was charged at 4.8 per cent per annum and the notes were guaranteed under tranche A of the senior term loan facilities.

Issue costs of £39.1 million, which mainly related to facility costs, were incurred upon the draw down of the senior term loan and were being amortised over the term of the facilities at a constant rate on the carrying amount of the loan. During the year ended 3 September 2005 £1.5 million of costs relating to the senior term loan were amortised.

Following the property reorganisation on 22 February 2005 and the deemed disposal of BF Properties (No.4) Limited, the obligation to repay the mortgage facility was transferred to The British Land Company plc. The amount outstanding on the mortgage facility at this date was £363.5 million.

The amortisation of issue costs prior to the 2005 Acquisition and the write-off of the mortgage facility issue fees for the period to 24 May 2005 was £3.8 million and £4.3 million respectively.

As a result of the refinancing undertaken in May 2005 unamortised debt issue costs relating to the senior facility and high-yield bond of £18.3 million and £4.0 million respectively were written off in full.

i) Finance lease obligations

In 1988 a number of properties with a market value of £42.7 million were sold to certain banks on 125-year leases at peppercorn rentals. The Group subsequently entered into full tenant and landlord repairing sub-leases for 125 years. At the year end the following amounts remained outstanding under the leases:

	2 September 2006 £m	3 September 2005 £m
Principal	**42.7**	42.7
Accrued interest	**15.8**	16.8
Outstanding liability	**58.5**	59.5

The rentals payable are structured so as to give the lessors a financing return linked to LIBOR in the first 25 years and, in the following ten years, a LIBOR-linked return together with the repayment of capital. Thereafter, market rentals are payable subject to revision every five years. In the early years, the amounts payable are below LIBOR and in the later years are in excess of LIBOR. The financing costs are, however, allocated over the 25-year period so as to achieve an annual funding cost which is consistent with LIBOR. The Group has limited rights up to the 25th year of the leases to vary the terms of the leases to buy out the rental obligations based on the properties' original sales proceeds. The leases are reflected in fixed assets at their cost to the Group. These property lease obligations are secured by a fixed charge over the corresponding Group properties. Other lease obligations relate mainly to computer software and vehicles leased under hire purchase contracts.

22 Bank overdraft and borrowings continued

ii) Maturity of finance leases

The minimum lease payments under finance leases fall due as follows:

	2 September 2006		3 September 2005	
	Property leases £m	**Other leases £m**	Property leases £m	Other leases £m
Not later than one year	**5.9**	**1.7**	6.9	1.0
Later than one year but not more than five years	**33.7**	**2.4**	29.9	1.5
More than five years	**53.6**	**0.2**	60.3	0.3
	93.2	**4.3**	97.1	2.8
Future charges on finance leases	**(34.7)**	**(0.6)**	(37.6)	(0.4)
	58.5	**3.7**	59.5	2.4

23 Financial instruments

Transitional rules for financial instruments

The Group has elected to take advantage of the exemption in accordance with IFRS 1, which states that a first-time adopter need not restate its comparative information in compliance with IAS 32 and IAS 39. The Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005. For the year ended 3 September 2005, the Group continued to apply UK GAAP, and the following financial instrument disclosures have been provided in accordance with FRS13 "Derivatives and Other Financial Instruments: Disclosures". The impact of adopting IAS 32 and IAS 39 is shown in note 2.

Financial year ended 2 September 2006

As previously stated, the Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005. The following disclosures for the financial year ended 2 September 2006 are made in accordance with those standards.

The financial risks and treasury management information has been disclosed in note 3.

The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	2 September 2006		
	Notional principal amount £m	**Book value £m**	**Fair value £m**
Primary financial instruments			
Borrowings:			
– due within one year	**(36.7)**	**(37.0)**	**(37.0)**
– due after one year but no more than two years	**(102.6)**	**(102.6)**	**(102.6)**
– due after more than two years but no more than five years	**(960.7)**	**(960.7)**	**(960.7)**
– due after more than five years	**(46.0)**	**(46.0)**	**(46.0)**
Cash and cash equivalents		**34.0**	**34.0**
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	**957.1**	**5.5**	**5.5**
Forward foreign currency contracts	**120.5**	**(5.3)**	**(5.3)**
Net financial liabilities		**(1,112.1)**	**(1,112.1)**

23 Financial instruments continued

Net fair values of derivative financial instruments

	2 September 2006	
	Assets £m	Liabilities £m
Current		
Forward foreign currency contracts – cash flow hedges	–	(3.3)
Forward foreign currency contracts – held for trading	–	(2.0)
	–	(5.3)
Non-current		
Interest rate swaps – cash flow hedges	7.8	(2.3)
Total	7.8	(7.6)

The net fair value losses at 2 September 2006 on open forward foreign exchange contracts that hedge the foreign currency risk of anticipated future inventory purchases are £3.3 million. This will be recycled and adjusted against the initial measurement of the acquisition cost of inventory over the next 12 months.

Forward exchange contracts designated as cash flow hedges are reclassified to "assets held for trading" when the underlying forecast transaction is crystallised on the balance sheet as inventory. During the year there were no contracts reclassified to "assets held for trading" due to cash flow hedges being ineffective.

Interest rate swaps

The notional principal amount of interest rate swaps outstanding at 2 September 2006 was £957.1 million. The Group's interest rate swaps swap from floating rates to fixed rates.

The fair value of interest rate swaps has been calculated as the present value of the estimated future cash flows.

The Group's interest rate swaps mature as follows:

	Notional £m	Rate %	Maturity
Interest rate swap	957.1	4.477–6.040	30 November 2006 to 30 November 2011

The net losses on these swaps deferred in equity will reverse through interest in the income statement over the life of the swaps.

Fair value of non-derivative financial assets and liabilities

Where market values are not available, the fair value of financial assets and financial liabilities have been calculated by discounting future expected cash flows at prevailing interest rates and by applying year-end exchange rates. The carrying amounts of short-term borrowing is approximate to fair value.

23 Financial instruments continued

Maturity and interest rate profiles of financial assets and liabilities

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate swaps, swapped from floating to fixed rates, used to manage interest were as follows:

	2 September 2006			
	Fixed £m	Floating £m	Non-interest bearing £m	Total £m
Sterling financial liabilities:				
– due within one year	(30.0)	(7.0)	–	(37.0)
– due after one year but no more than two years	(87.8)	(14.8)	–	(102.6)
– due after more than two years but no more than five years	(823.4)	(137.3)	–	(960.7)
– due after more than five years	(19.8)	(26.2)	–	(46.0)
Financial liabilities	(961.0)	(185.3)	–	(1,146.3)
Sterling:				
– cash at bank and in hand	6.8	12.6	2.0	21.4
– restricted cash	10.0	0.3	–	10.3
Euro:				
– cash at bank and in hand	–	2.0	0.1	2.1
US dollar:				
– cash at bank and in hand	–	0.2	–	0.2
Financial assets	16.8	15.1	2.1	34.0

Debt issue costs of £16.2 million are excluded from the financial liabilities above.

The weighted average interest rate on the fixed-rate borrowings as at 2 September 2006 was 5.9 per cent, with the weighted average time for which rates are fixed being 2.6 years. Floating-rate borrowings are interest bearing at interest rates based on LIBOR. Sterling and euro cash deposits are interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating-rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating-rate interest for more than one year.

Borrowing facilities as at 2 September 2006

The term loan facility was fully drawn as at 2 September 2006. £218 million of the revolving credit facility remains undrawn as at 2 September 2006. This facility expires on 19 April 2011.

Both of these facilities incur commitment fees at market rate.

Market price risk

The Group monitors interest rate risk and foreign exchange risk by determining the effect on profit of a range of possible changes in interest rates and foreign exchange rates. The range of changes chosen reflects the Group's view of changes that are possible over the financial year.

Assuming no changes in the borrowings and interest rate swaps described above, it is estimated that a rise of 1 per cent in interest rates would have reduced pre-tax profits for the period 2 September 2006 by £2.2 million. Similarly, assuming no changes in the volumes of imports described above, it is estimated that a 5 per cent decrease in the value of sterling against relevant foreign currencies would have reduced profits for the year by £1.1 million before accounting for any offset from renegotiated supplier contracts and alternative sourcing locations.

23 Financial instruments continued

Financial year ended 3 September 2005

i) Financial instrument information for the financial year ended 3 September 2005

The financial risks and treasury management information has been disclosed in note 3.

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate swaps, swapped from floating to fixed rates, used to manage interest were as follows:

	3 September 2005			
	Fixed £m	Floating £m	Non-interest bearing £m	Total £m
Sterling borrowings:				
– due within one year	(53.3)	(27.1)	–	(80.4)
– due after one year but no more than two years	(23.4)	(6.8)	–	(30.2)
– due after more than two years but no more than five years	(153.8)	(45.6)	–	(199.4)
– due after more than five years	(1,267.6)	(374.1)	–	(1,641.7)
Financial liabilities	(1,498.1)	(453.6)	–	(1,951.7)
Sterling:				
– cash and cash equivalents	40.4	19.7	2.0	62.1
– restricted cash	12.8	–	–	12.8
Euro:				
– cash and cash equivalents	–	1.1	0.1	1.2
Financial assets	53.2	20.8	2.1	76.1

The weighted average interest rate on the fixed rate borrowings as at 3 September 2005 was 7.9 per cent including the cost of the guarantee for the "B" and "C" loan notes, with the weighted average time for which rates were fixed being 3.5 years.

Floating-rate borrowings were interest bearing at interest rates based on LIBOR. Sterling and euro cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating-rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating-rate interest for more than one year. The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	3 September 2005		
	Notional principal amount £m	Book value £m	Fair value £m
Primary financial instruments			
Borrowings:			
– due within one year	(30.3)	(30.3)	(30.3)
– due after one year but no more than two years	(30.2)	(30.2)	(30.2)
– due after more than two years but no more than five years	(249.5)	(249.5)	(249.5)
– due after more than five years	(1,641.7)	(1,641.7)	(1,643.3)
Cash and cash equivalents	76.1	76.1	76.1
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	995.6	–	(21.3)
Interest rate cap	500.0	–	0.8
Forward foreign currency contracts	84.5	–	(0.1)
Net financial liabilities		(1,875.6)	(1,897.8)

23 Financial instruments continued

ii) Derivative information for the financial year ended 3 September 2005

Fair values of derivative financial instruments have been calculated at the net present value of future cash flows based on market rates.

The Group's principal exposure to movements in exchange rates relates to foreign currency expenditure made by the Group and foreign currency borrowings. The Group uses foreign currency forward contracts, options and swaps to hedge this exposure. As at 3 September 2005, the Group had net monetary liabilities of £19.8 million denominated in US dollars and net monetary assets of £0.4 million denominated in euros.

Unrecognised gains and losses on instruments used for hedging, and the movements during the financial year, were as follows:

	3 September 2005		
	Gains £m	Losses £m	Total net losses £m
Unrecognised gains and losses on hedges at 29 August 2004	5.3	(6.2)	(0.9)
Gains and losses arising in previous years that were recognised during the year	(5.3)	5.4	0.1
Gains and losses arising in previous years not recognised during the year	–	(0.8)	(0.8)
Gains and losses arising during the year not recognised during the year	2.2	(22.0)	(19.8)
Unrecognised gains and losses on hedges at 3 September 2005	2.2	(22.8)	(20.6)
Of which:			
Gains and losses expected to be recognised within one year	1.4	(1.5)	(0.1)
Gains and losses expected to be recognised after more than one year	0.8	(21.3)	(20.5)
	2.2	(22.8)	(20.6)

All the unrecognised losses on the hedging instruments detailed above were expected to be fully matched by gains on the hedged transactions.

iii) Borrowing facilities for the financial year ended 3 September 2005

The Group had £72.3 million under the senior term loan tranche "A" facility which was undrawn at 3 September 2005, this facility could only be drawn to repay the current outstanding "B" and "C" loan notes.

Under the senior term loan agreement a £150 million multi-currency revolving credit facility existed. The facility was due to expire on 31 May 2012. As at 3 September 2005 £141.6 million remained undrawn under this facility.

Both of these facilities incurred commitment fees at market rate.

24 Retirement benefit obligation

During the year under review those Debenhams employees who were eligible on the basis of age, contractual hours and length of service were entitled to be members of the Group's UK pension schemes. These schemes are of the funded, defined benefit type, the assets of which are held in separate trustee administered funds.

In May 2005, it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was made on 26 May 2005, and the balance of £18.0 million was paid on 11 May 2006 following the Company's successful Admission to the London Stock Exchange.

24 Retirement benefit obligation continued

During the year it was agreed that the future benefit structure of the DDBPS would change. The Group announced its proposals to all employees in July 2006 and issued details of the new arrangements for consultation. Following consultation, the pension schemes will close for future service accrual from 31 October 2006. Accrued benefits will be linked to RPI growth each year (capped at one per cent over RPI). The closure to future accrual will not affect the pensions of those who have retired or the deferred benefits of those who have left service or opted out before 31 October 2006. This amendment to the schemes has created a £4.4 million curtailment credit included within operating profit. Future pension arrangements will be provided for Debenhams Employees by the Prudential Stakeholder Pension Plan.

The most recent actuarial valuations of the Debenhams Retirement Scheme and the Debenhams Executive Pension Plan were at 31 March 2005.

Actuarial valuations of the Group's pension schemes using the projected unit basis were carried out at 31 March 2005, and updated as at each relevant year end for the purposes of IAS 19 "Employee Benefits", by Watson Wyatt Limited, a qualified independent actuary. The major assumptions used by the actuaries were:

	2 September 2006 per annum %	3 September 2005 per annum %	28 August 2004 per annum %
Inflation assumption	**2.90**	2.60	2.75
General salary and wage increase	**3.90**	3.60	4.25
Rate of increase in pension payments and deferred payments	**2.90**	2.60	2.75
Pension increase rate	**2.90**	2.60	2.75
Discount rate	**5.10**	5.00	5.75

The expected return on scheme assets is based on market expectations at the beginning of the year for return over the entire life of the defined benefit obligation.

	2 September 2006		3 September 2005		28 August 2004	
	Long-term rate of return expected per annum %	**Value £m**	Long-term rate of return expected per annum %	Value £m	Long-term rate of return expected per annum %	Value £m
Assets						
Equities	**8.3**	**325.6**	8.00	287.0	8.40	217.8
Bonds	**4.4**	**159.9**	4.30	149.3	4.90	123.8
Cash and other assets	**4.4**	**41.6**	3.60	17.3	3.75	12.2
Total market value of assets	**6.8**	**527.1**	6.6	453.6	7.0	353.8
Present value of scheme liabilities		**(513.3)**		(463.0)		(401.2)
Surplus/(deficit) in scheme		**13.8**		(9.4)		(47.4)

Assumptions regarding future mortality experiences are based on the mortality tables shown below. Allowance is made for future improvements to the assumed current rates of mortality which have a financial effect equivalent to a 0.25 per cent per annum reduction in the discount rate used to value liabilities.

	2 September 2006 Male and female	3 September 2005 Male and female
Debenhams Retirement Scheme	**PMA92C06+2**	PMA92C05+2
Debenhams Executive Pension Plan	**PMA92C06+1**	PMA92C05+1

The actual return on plan assets was as follows:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Return on plan assets	**52.8**	30.0

24 Retirement benefit obligation continued

The amounts recognised in the income statement are as follows:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Current service cost	**16.3**	14.1
Past service cost	**–**	0.4
Curtailment credit	**(4.4)**	–
Interest on pension scheme liabilities	**22.7**	22.7
Expected return on pension scheme assets	**(29.2)**	(24.7)
Total included within staff costs (note 9)	**5.4**	12.5

The total charge has been included as follows:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Cost of sales	**3.1**	10.6
Distribution costs	**0.1**	0.7
Administrative expenses	**2.2**	1.2
Total charge	**5.4**	12.5

Changes in the present value of the defined benefit obligations are as follows:

	2 September 2006 £m	3 September 2005 £m
Present value of obligation at start of year	**463.0**	401.2
Interest on pension scheme liabilities	**22.7**	22.7
Current service cost	**16.3**	14.1
Actual member contributions	**2.8**	2.8
Actual benefit payments by the fund	**(13.7)**	(15.7)
Past service cost	**–**	0.4
Curtailment credit	**(4.4)**	–
Losses on change of assumptions	**22.9**	34.7
Experience losses	**3.7**	2.8
Present value of obligation at end of year	**513.3**	463.0

Changes in the fair value of pension scheme assets are as follows:

	2 September 2006 £m	3 September 2005 £m
Fair value in pension scheme assets at start of year	**453.6**	353.8
Benefits paid	**(13.7)**	(15.7)
Contributions	**34.4**	44.8
Expected return on pension scheme assets	**29.2**	24.7
Actuarial gains	**23.6**	46.0
Fair value of plan assets at end of year	**527.1**	453.6

Movement in deficit during the year

	2 September 2006 £m	3 September 2005 £m
Deficit in the schemes at start of year	**(9.4)**	(47.4)
Movement in year:		
Pension charge	**(5.4)**	(12.5)
Contributions	**31.6**	42.0
Actuarial (loss)/gain	**(3.0)**	8.5
Surplus/(deficit) in the schemes at end of year	**13.8**	(9.4)

24 Retirement benefit obligation continued

Cumulative actuarial gains and losses recognised in equity:

	2 September 2006 £m	3 September 2005 £m
At the start of the year	**26.6**	18.1
Net actuarial (losses)/gains recognised in the year	**(3.0)**	8.5
Net actuarial gains recognised in the year	**23.6**	26.6

History of experience gains and losses

	2 September 2006	3 September 2005	28 August 2004	30 August 2003
Difference between the expected and actual return on scheme assets	**£23.6m**	£46.0m	£3.1m	£(1.6)m
Percentage of scheme assets	**4.5%**	10.1%	0.9%	(0.5)%
Experience losses on scheme liabilities	**£(3.7)m**	£(2.8)m	£(1.9)m	£(4.4)m
Percentage of the present value of scheme liabilities	**(0.7)%**	(0.6)%	(0.5)%	(1.2)%
Total actuarial (loss)/gain recognised in statement of recognised income and expenses	**£(3.0)m**	£8.5m	£11.2m	£(20.0)m
Percentage of the present value of scheme liabilities	**(0.6)%**	1.8%	2.7%	(5.3)%

The contributions expected to be paid during the year ended 1 September 2007 amounts to £7.2 million.

Debenhams stakeholder pension schemes

The Group contributions to the schemes during the year were £0.5 million (2005: £0.1 million).

25 Deferred tax assets and liabilities

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30 per cent.

	2 September 2006 £m	3 September 2005 £m
Deferred tax assets	**51.1**	58.9
Deferred tax liabilities	**(84.8)**	(73.8)
	(33.7)	(14.9)

Deferred tax assets have been recognised in respect of temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

The movement on the deferred tax account is as shown below:

Assets	Developers contribution received £m	Fair value gains £m	Retirement benefit £m	Other provisions £m	Share-based payments £m	Total £m
At 29 August 2004	35.1	2.6	14.2	4.6	0.8	57.3
(Charged)/credited to the income statement	(1.5)	(1.3)	(2.2)	3.9	1.8	0.7
Charged to the statement of recognised income and expenses	–	–	(2.5)	–	–	(2.5)
Credited to equity	–	–	–	–	3.4	3.4
At 3 September 2005	33.6	1.3	9.5	8.5	6.0	58.9
Adoption of IAS 32 and IAS 39	–	5.4	–	–	–	5.4
At 4 September 2005	33.6	6.7	9.5	8.5	6.0	64.3
Credited/(charged) to the income statement	1.5	0.6	(8.1)	5.0	(0.9)	(1.9)
(Charged)/credited to the statement of recognised income and expenses	–	(7.1)	0.9	–	–	(6.2)
Charged to equity	–	–	–	–	(5.1)	(5.1)
At 2 September 2006	**35.1**	**0.2**	**2.3**	**13.5**	**–**	**51.1**

25 Deferred tax assets and liabilities continued

Liabilities	Accelerated tax depreciation £m	Other £m	Fair value gains £m	Total £m
At 29 August 2004	(98.9)	(0.4)	(18.3)	(117.6)
Credited to the income statement	25.1	0.4	18.3	43.8
At 3 September 2005	(73.8)	–	–	(73.8)
Charged to the income statement	(11.0)	–	–	(11.0)
At 2 September 2006	**(84.8)**	–	–	**(84.8)**

The deferred tax charged to equity during the year was as follows:

	2 September 2006 £m	3 September 2005 £m
Fair value reserves in shareholders' equity:		
Adoption of IAS 32 and IAS 39	**5.4**	–
Hedging reserve	**(7.1)**	–
Deferred tax on pension schemes	**0.9**	(2.5)
Deferred tax on share-based payments	**(5.1)**	3.4
	(5.9)	0.9

26 Other non-current liabilities

	2 September 2006 £m	3 September 2005 £m
Other liabilities	**161.0**	158.8

Other liabilities comprise lease incentives received from landlords either through initial contributions or rent-free periods. These incentives are being credited to the income statement on a straight-line basis over the term of the relevant lease.

27 Provisions for liabilities and charges

	Taxation provision £m	Vacant properties £m	Closure provisions £m	Other provisions £m	Total £m
At 29 August 2004	2.6	0.5	5.4	4.5	13.0
Charged to the income statement	–	0.7	0.8	–	1.5
Utilised during the financial year	(2.6)	–	(1.3)	(1.4)	(5.3)
At 3 September 2005	–	1.2	4.9	3.1	9.2
Utilised during the financial year	–	(0.3)	(1.3)	(1.4)	(3.0)
At 2 September 2006	–	**0.9**	**3.6**	**1.7**	**6.2**

Provisions have been analysed between current and non-current as follows:

	2 September 2006 £m	3 September 2005 £m
Current	**4.7**	6.8
Non-current	**1.5**	2.4
	6.2	9.2

Taxation provision

The taxation provision represented potential liabilities surrounding the VAT treatment of intra-group transactions.

Vacant properties

Provision for vacant properties represents the residual lease commitments, after taking into account existing sub-lease arrangements, in respect of three properties and will be utilised over the remaining term of the leases which expire in March 2007, August 2009 and September 2009 respectively.

27 Provisions for liabilities and charges continued

Closure provision

The termination of a number of operations resulted in closure costs predominantly related to the closure of all remaining own-bought media outlets, the cessation of the Group's mail order catalogue and the closure of distribution outlets. This provision is short-term in nature.

Other provisions

The majority of the Group's other provisions relate to dilapidations on properties based upon the directors' best estimate of the Group's future liability. The remainder of the other provisions, none of which are individually significant, represent the best estimate of the expenditure required to settle present obligations in respect of other liabilities. These provisions are short-term in nature and are expected to be utilised within the next 12 months.

28 Share capital

	2 September 2006		3 September 2005	
	£	Number	£	Number
Authorised				
Ordinary shares of £0.0001 (2005: £0.001) each	**128,846**	**1,288,461,539**	10,000	10,000,000
Governance shares of £0.01 each	–	–	1,000	100,000
Subscriber shares of £1.00 each	–	–	3	3
	128,846	**1,288,461,539**	11,003	10,100,003

	2 September 2006		3 September 2005	
	£	Number	£	Number
Issued and fully paid				
Ordinary shares of £0.0001 (2005: £0.001) each	**85,897**	**858,974,359**	10,000	10,000,000
Governance shares of £0.01 each	–	–	1,000	100,000
Subscriber shares of £1.00 each	–	–	3	3
	85,897	**858,974,359**	11,003	10,100,003

Ordinary shares

	£	Number of shares
Share issued on incorporation	–	–
Share-for-share exchange on acquisition of Debenhams	10,000	10,000,000
At 3 September 2005	10,000	10,000,000
Bonus issue of shares	40,000	40,000,000
Incremental shares on subdivision	–	450,000,000
Allotted on Admission to the London Stock Exchange	35,897	358,974,359
At 2 September 2006	**85,897**	**858,974,359**

The Company was incorporated on 10 May 2005, at which time the subscriber shares were issued. On 26 May 2005 as part of the acquisition of the Baroness Group ("2005 Acquisition"), 10,000,000 ordinary shares and 100,000 governance shares were issued.

On 5 April 2006, the directors approved a bonus issue of four ordinary shares for one ordinary share held. The new ordinary shares had a nominal value of £0.001. The increase in share capital was effected by a bonus issue of £40,000, using retained earnings to fully pay up the newly issued shares. On 3 May 2006, the authorised share capital of the Company was increased by £77,843.15 and each of the issued and unissued ordinary shares of £0.001 was subdivided into ten ordinary shares of £0.0001 each.

On 9 May 2006 following the Company's Admission to the London Stock Exchange 358,974,359 shares were issued at £1.95 per share. The consideration received on issuing these shares was £700 million, with costs of £17.1 million, which directly relate to the issue of new shares, being set off against the share premium account.

28 Share capital continued

On Admission the governance shares and the subscriber shares were transferred by the holders to the Company for nil consideration and cancelled.

Employee share trust – interest in share capital

The number of ordinary shares in the Company held by the Debenhams Retail Employee Trust 2004 and the Baroness Employee Limited Partnership, in connection with the Group's employee ownership plan described below, were as follows:

	2 September 2006 Ordinary shares Number	3 September 2005 Ordinary shares Number
Debenhams Retail Employee Trust 2004	**3,290,535**	216,928
Baroness Employee Limited Partnership	**13,226,985**	377,913
	16,517,520	594,841

The market value of the shares held by the two trusts on 2 September 2006 were £6.2 million for DRET and £24.9 million for BELP. The cost of these shares were £548,000 for DRET and £26,000 for BELP.

Share-based payments

The Group operates a number of employee share ownership plans to grant options and shares to its directors and employees.

The total income statement charge for the year recognised in respect of these share ownership plans is £14.3 million (2005: £5.5 million).

The Group had three share option schemes together with the Baroness Employee Limited Partnership in operation during the year.

i) The Debenhams Performance Share Plan (the "PSP")

The PSP is intended to facilitate the retention of senior executives of the Company by enabling executives to receive shares provided that they remain in the Group for a period of three years from the date of grant. No payment will be required for the grant of an award. An award under the PSP will comprise an option to receive free shares or a nil cost option with performance conditions attached.

The vesting on half of the shares granted is dependent on earnings per share ("EPS") growth. In accordance with IFRS 2 this is classified as a non-market condition and therefore the shares have been fair valued at face value. The vesting of the remaining half of the shares is dependent upon total shareholder return ("TSR") over a three-year period when compared to total shareholder return of the FTSE 350 General Retailers Index. The fair value of the PSP options granted for this proportion of the award is calculated based on a Monte Carlo simulation model assuming the inputs shown below:

	EPS	TSR
Grant date:	9 May 2006 6 June 2006	9 May 2006 6 June 2006
Number of shares under option (number):		
9 May 2006	1,662,383	1,662,384
6 June 2006	1,556	1,557
Expected term (years)	2.3	2.3
Share price at grant (pence):		
9 May 2006	205.0	205.0
6 June 2006	185.0	185.0
Exercise price (pence)	–	–
Risk free rate:		
9 May 2006	4.8%	4.8%
6 June 2006	4.7%	4.7%
Expected volatility	21.0%	21.0%
Expected dividend yield	3.5%	3.5%
Fair value of option (pence):		
9 May 2006	189.0	82.8
6 June 2006	171.1	76.4

28 Share capital continued

ii) Executive Share Option Plan (the "ESOP")

The ESOP allows the Company to grant options to acquire shares to eligible employees. These options will become exercisable following a three-year performance period beginning in September 2005 but only if and to the extent that the performance conditions to which they are subject have been satisfied. Options were granted with an exercise price equal to market value of the shares at the date the options were granted.

The vesting of options granted under this plan is dependent on EPS growth, the fair value of the share options has been calculated using a binomial model. The key assumptions are as follows:

Grant date:	9 May 2006	6 June 2006
Number of shares under option (number)	2,834,929	58,870
Expected term (years)	6	6
Share price at grant (pence)	205	185
Exercise price (pence)	205	185
Risk free rate:	4.8%	4.7%
Expected volatility	24.0%	24.0%
Expected dividend yield	3.5%	3.5%
Fair value of option (pence)	45.2	40.5

iii) Debenhams Employee Option Plan ("DEOP")

The DEOP option scheme was introduced on 3 September 2004 options were awarded to certain management of the Group. The DRET holds shares to satisfy the exercise options granted under DEOP.

Options were awarded at the discretion of the Group's Remuneration Committee and were awarded to any employee within the Group at any point in time. The contractual life of the options is ten years. The condition associated with the award of the options is that the recipients must be employed by the Group when the options vest. Fifty per cent of the options vested on Debenhams plc Admission to the London Stock Exchange, with the remaining options vesting 365 days after Admission. No further awards will be made under this scheme.

At the date of grant in September 2004 the options were valued using a Black-Scholes option pricing model. The fair value per option granted and the assumptions used in the calculation were as follows:

	Date of grant
Number of employees	327
Expected volatility	15.1%
Expected life (months)	51
Risk-free interest rate	4.7%
Expected dividends expressed as a dividend yield	–
Possibility of ceasing employment before vesting	–
Fair value per ordinary unit in Baroness Group Limited Partnership (£)	105.75
Fair value per option – equity element (£ per option)	0.182

28 Share capital continued

The expected volatility is based on the FTSE All Share Consumer Service Index, which comprises 124 members, over the last three years. The risk-free interest rate is based on a 4.5-year gilt-rate bond at the time the options were issued. The dividend yield is assumed to be nil as neither the equity component nor the debt element of the underlying option securities are expected to pay out dividends or coupons over their life. All of the options have an exercise price of 10 pence. The charge in respect of the equity-settled element of the options was being recognised in the income statement over the vesting period from the date of grant to the date of flotation, being 9 May 2006.

The value of the cash-settled element of the award is the value attributable to the "A" loan notes under option. As part of the 2005 Acquisition the "A" loan notes of £12.8 million which were issued to the Debenhams Retail Employee Trust ("DRET") were immediately repaid in full on 26 May 2005. On settlement of the options, the option holders will receive in cash an amount equivalent to the "A" loan notes issued to DRET on the option holders' behalf. The modification has resulted in a charge to the income statement that relates to the "A" loan notes that have been allocated to employees, rather than the total received by the Trust. The charge was being spread over the vesting period, being from the date of the original grant to the date of flotation of Debenhams plc.

iv) Baroness Employee Limited Partnership ("BELP")

In June 2004, senior management of the Group were invited by the Remuneration Committee to invest in the Group through the purchase of units in the BELP. Management purchased their holding in the Group at fair value and therefore no equity-based costs arose in relation to these awards. The partnership is closed to new entrants.

On 16 May 2005, the Group was reorganised with Debenhams plc (formerly Debenhams Retail Holdings Limited) being the new parent company of the Group. The Group reorganisation involved shares being exchanged for shares and loan notes issued by the Company. In the case of the BELP, a share was exchanged for a share and a "C" loan note in the Company.

In total, "C" loan notes of £22.3 million were issued to the BELP. For accounting purposes, this resulted in the modification of the original equity-settled share-based payment, with the newly created loan note element of the award being treated as a cash-settled share-based payment. The total value of the cash-settled element of the award is the value attributable to the "C" loan notes of £22.3 million issued to BELP and the charge was spread over the vesting period, being from the date of the original investment to the date of flotation of Debenhams plc.

Outstanding options

The following table reconciled the number of share options outstanding at the year end:

Financial year ended 2 September 2006	PSP Number	ESOP Number	DEOP Number
Outstanding at 4 September 2005	–	–	142,954
Granted	3,353,565	2,975,121	550,271
Exercised	–	–	(3,412,307)
Forfeited	(25,685)	(81,322)	(85,750)
Share split	–	–	6,142,140
Outstanding at 2 September 2006	3,327,880	2,893,799	3,337,308

The share split occurred on 5 April 2006 following the bonus issue of four ordinary shares for every share held and on 3 May 2006 when each ordinary share was subdivided into ten ordinary shares.

28 Share capital continued

Financial year ended 3 September 2005	DEOP Number
Outstanding at 29 August 2004	–
Granted	15,652
Forfeited	(1,332)
Outstanding at 15 May 2005*	14,320
Converted on 16 May 2005	143,189
Granted	4,615
Forfeited	(4,850)
Outstanding 3 September 2005	142,954

* On 16 May 2005 one ordinary unit in Baroness Group Limited Partnership was exchanged for 9.9999 shares in Baroness Group Holdings Limited. Prior to the conversion, certain employees held options over fractions of ordinary units in Baroness Group Limited Partnership whereas following the exchange, options could only be held over a whole number of shares. On 16 May 2005 options over ordinary shares in Baroness Group Holdings Limited were exchanged for options over ordinary shares in Debenhams plc (formerly Debenhams Retail Holdings Limited)

Share-based payments charge

The total charge to the operating profit relating to share-based payment transactions were:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
DEOP – equity-settled element	**1.5**	0.8
DEOP – cash-settled element	**3.7**	1.4
BELP – cash-settled element	**8.5**	3.3
Performance Share Plan 2006 – equity-settled element	**0.5**	–
Executive Share Option Plan – equity-settled element	**0.1**	–
Charge for the year	**14.3**	5.5

The following amounts were charged directly to equity as a result of the modification of the awards following the Group reorganisation in May 2005.

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Cash-settled element – "A" loan notes	–	3.7
Cash-settled element – "C" loan notes	–	8.5
	–	12.2

29 Consolidated statement of changes in shareholders' equity

	Share capital £m	Share premium £m	Retained earnings £m	Merger reserve £m	Reverse acquisition reserve £m	Hedging reserve £m	Other reserve £m	Total £m
Balance at 29 August 2004	–	1.0	(249.5)	–	–	–	–	(248.5)
Profit for the financial year	–	–	123.7	–	–	–	–	123.7
Actuarial gain in pension schemes (note 24)	–	–	8.5	–	–	–	–	8.5
Movement in deferred tax relating to pension schemes (note 25)	–	–	(2.5)	–	–	–	–	(2.5)
Total recognised income for the financial year	–	–	129.7	–	–	–	–	129.7
Acquisition by Debenhams plc	–	(1.0)	–	1,200.9	(1,199.9)	–	–	–
Employee share ownership plans (net of tax)	–	–	(7.8)	–	–	–	–	(7.8)
26 May 2005 refinancing								
– appropriation	–	–	(589.2)	–	–	–	–	(589.2)
– "A" loan notes held by DRET	–	–	12.8	–	–	–	–	12.8
– "C" loan notes held by BELP	–	–	22.3	–	–	–	–	22.3
At 3 September 2005	–	–	(681.7)	1,200.9	(1,199.9)	–	–	(680.7)
Adoption of IAS 32 and IAS 39 (note 2)	–	–	2.3	–	–	(14.9)	1.0	(11.6)
At 4 September 2005	–	–	(679.4)	1,200.9	(1,199.9)	(14.9)	1.0	(692.3)
Profit for the financial year	–	–	43.7	–	–	–	–	43.7
Actuarial loss in pension schemes (note 24)	–	–	(3.0)	–	–	–	–	(3.0)
Movement in deferred tax relating to pension schemes (note 25)	–	–	0.9	–	–	–	–	0.9
Cash flow hedges:								
– net fair value gains (net of tax)	–	–	–	–	–	15.8	–	15.8
– recycled and adjusted against the initial measurement of the acquisition cost of inventory	–	–	–	–	–	(0.2)	–	(0.2)
– reclassified and reported in net profit	–	–	–	–	–	0.8	–	0.8
Total recognised income for the financial year	–	–	41.6	–	–	16.4	–	58.0
Issue of shares	0.1	682.9	–	–	–	–	–	683.0
Share options								
– value of employee services	–	–	2.1	–	–	–	–	2.1
Purchase of treasury shares for DRET	–	–	(2.0)	–	–	–	–	(2.0)
"C" loan notes held by BELP	–	–	(22.3)	–	–	–	–	(22.3)
Value of employee services for loan notes issued (net of tax)	–	–	26.8	–	–	–	–	26.8
Balance at 2 September 2006	**0.1**	**682.9**	**(633.2)**	**1,200.9**	**(1,199.9)**	**1.5**	**1.0**	**53.3**

Share premium account

On Admission to the London Stock Exchange the Company issued 358,974,359 shares at £1.95, generating proceeds of £700 million. Costs directly associated with the issue of the new shares totalled £17.1 million and in accordance with the Companies Act these costs have been set off against the premium generated on issue of the new shares.

29 Consolidated statement of changes in shareholders' equity continued

Merger reserve

The merger reserve of £1,200.9 million exists as a result of the 2005 Acquisition. The merger reserve represents the difference between both the nominal value of the share capital and loan notes issued by the Company and the fair value of Baroness Group Holdings Limited Group at 24 May 2005, the date of the 2005 Acquisition (note 32).

Reverse acquisition reserve

The reverse acquisition reserve exists as a result of the method of accounting for the 2005 Acquisition. In accordance with International Accounting Standards the 2005 Acquisition has been accounted for as a reverse acquisition.

Hedging reserve

The hedging reserve represents the change in fair value of all interest rate swaps and forward foreign currency contracts which have been designated as cash flow hedges.

Other reserves

Other reserves represent the change in fair value in respect of the Group's available-for-sale investments (see note 17).

Retained earnings

Financial year ended 2 September 2006

As at 2 September 2006, £0.2 million (2005: £22.3 million) of "C" notes issued by the Company were held by the BELP and have been eliminated on consolidation of the Partnership. Fixed interest on the notes were charged at 4.8 per cent and a collateral deposit guarantees the principal.

Financial year ended 3 September 2005

The appropriation of £589.2 million in the financial year ended 3 September 2005 represents the "A", "B" and "C" loan notes issued as part of the 2005 Acquisition. In accordance with IFRS 3 "Business Combinations", the 2005 Acquisition has been accounted for as a reverse acquisition and the loan notes have been treated as an appropriation representing the value transferred outside of the Group as a result of the acquisition.

During the financial year ended 3 September 2005, employee share ownership plans were established. The number of ordinary units or ordinary shares held by the Group in respect of these plans is disclosed in note 28. On 24 May 2005 the ordinary units in Baroness Group Limited Partnership held by DRET were converted into 216,928 shares in the Company and £12.8 million "A" loan notes and the ordinary units in Baroness Group Limited Partnership held by BELP were converted into 377,913 shares in the Company and £22.3 million "C" loan notes. The "A" loan notes were subsequently repaid resulting in a cash balance of £12.8 million being held by the Debenhams Retail Employee Trust.

DRET and BELP are consolidated in the results of the Group.

30 Operating lease and capital commitments

	2 September 2006		3 September 2005	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Commitments under non-cancellable operating leases expiring:				
Within one year	**113.0**	**1.4**	105.6	1.6
Later than one year and less than five years	**489.1**	**2.0**	437.5	2.4
After five years	**3,483.1**	**–**	3,246.4	–
	4,085.2	**3.4**	3,789.5	4.0

The Group leases departmental stores and warehouses under non-cancellable operating leases. The leases have various terms, escalation clauses and renewal rights. The Group also leases vehicles and fixtures and equipment under non-cancellable operating leases.

31 Cash generated from operations

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Profit for the financial year	**43.7**	123.7
Taxation (note 12)	**18.4**	(36.1)
Depreciation (note 16)	**86.0**	85.4
Amortisation (note 15)	**5.1**	3.8
(Profit)/loss on disposal of property, plant and equipment	**(0.1)**	2.7
Loss on disposal of intangible assets	–	0.3
Profit on deemed disposal of subsidiary	–	(117.7)
Employee options granted during the year	**2.8**	–
Discretionary bonus granted during the year	**1.1**	–
Fair value gains on derivative instruments	**1.9**	–
Swap costs	**(0.8)**	–
Net movements in provisions for liabilities and charges (note 27)	**(3.0)**	(3.8)
Interest income (note 10)	**(7.3)**	(7.4)
Interest expense (note 11)	**168.8**	261.1
Difference between pension charge and contributions paid (note 24)	**(26.2)**	(29.5)
Net movement in other non-current liabilities	**2.2**	15.3
Changes in working capital		
Increase in inventories	**(10.6)**	(29.8)
Increase in trade and other receivables	**(8.2)**	(6.8)
Increase in trade and other payables	**43.2**	120.7
Cash generated from operations	**317.0**	381.9

In the cash flow statement, proceeds from the sale of property, plant and equipment comprise:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Net book amount (note 16)	–	402.0
Deemed disposal of subsidiary	–	(373.2)
Profit/(loss) on sale of property, plant and equipment	**0.1**	(2.7)
Proceeds from the sale of property, plant and equipment	**0.1**	26.1

31 Cash generated from operations continued

In the cash flow statement exceptional cash items are as follows:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Cash generated from operations includes payments for:		
Admission to the London Stock Exchange	**3.8**	–
Additional pension contribution	**18.0**	29.4
Red Letter Day	–	2.6
Other exceptional cash outflows	–	0.7
Interest paid included:		
2006 refinancing – premium on early repayment of senior term loan (note 8)	**2.1**	–
2006 refinancing – cost of restructuring interest rate swaps	**(0.3)**	–
2006 refinancing – debt issue costs	**14.1**	–
2005 refinancing – make-whole premium (note 8)	–	70.6
2005 refinancing – debt issue costs	–	39.1

Financial year ended 2 September 2006

Payments for professional advice, bonuses and advisory services relating to the Company's Admission to the London Stock Exchange totalled £3.8 million. The remaining £0.8 million of exceptional costs included in note 8 will be paid after the year end.

Additional pension contribution

As part of the refinancing in May 2005 it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was paid on refinancing on 26 May 2005, and the balance of £18.0 million was paid on 11 May 2006 following the Company's successful Admission to the London Stock Exchange.

2006 refinancing

On refinancing £2.1 million was paid relating to the early repayment of the senior credit facility. As a result of the refinancing a number of interest rate swaps were either closed out or restructured, generating cash of £0.3 million.

Debt issue costs capitalised in respect of the refinancing on 30 May 2006 amounted to £14.1 million. The remaining £3.1 million of debt issue costs included in note 22 will be paid after the year end.

Financial year ended 3 September 2005

Additional pension contribution on refinancing

On refinancing it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was made to the DDBPS on 26 May 2005.

Red Letter Day

A payment of £2.6 million was paid to Red Letter Day after this supplier went into administration (see note 8).

Other

The Group paid legal and professional costs totalling £0.7 million in relation to the 2005 refinancing (see note 8). The remaining £1.1 million of exceptional costs included in note 8 were accrued at 3 September 2005 and paid in the year ended 2 September 2006.

2005 refinancing

The repayment of the high-yield bond in June 2005 included a "make-whole premium" of £70.6 million, which arose due to the early repayment of the bonds (see note 8).

Debt issue costs capitalised in respect of the 2005 refinancing amounted to £39.1 million (see note 22).

31 Cash generated from operations continued

Non-cash transactions

Other non-cash changes comprise:

	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Amortisation of issue costs relating to debt issues	**5.1**	30.5
Exceptional write off of issue costs on refinancing	**33.5**	–
Non-cash movements associated with finance lease obligations	**0.3**	0.4
Transfer of accrued interest to net debt on adoption of IAS 32 and 39	**0.4**	–
Transfer of mortgage facility on deemed disposal of subsidiary	–	(363.5)
Exchange rate movements	–	0.3
Non-cash transactions	**39.3**	(332.3)

32 Acquisition and reorganisation

On 24 May 2005, the Company, being newly incorporated on 10 May 2005, acquired the entire share capital of Baroness Group Holdings Limited by means of a share-for-share exchange. The shareholders in Baroness Group Holdings Limited received shares and loan notes in the Company in direct proportion to their original shareholding in Baroness Group Holdings Limited. The loan notes issued on acquisition amounted to £589.2 million, comprising, £516.8 million "A" loan notes, £50.1 million "B" loan notes and £22.3 million "C" loan notes.

In accordance with IFRS 3 "Business Combinations", this transaction has been accounted as a reverse acquisition. The key features of this basis of consolidation are:

- The consolidated IFRS financial statement is a continuation of the financial statement of Baroness Group Holdings Limited and its subsidiaries and the retained earnings recognised are a continuation of those of Baroness Group Holdings Limited immediately before the business combination.

- The consolidated income statement for the 53 weeks ended 3 September 2005 includes the results of Baroness Group Holdings Limited for the 53 weeks ended 3 September 2005 and of Debenhams plc from 24 May 2005, the date of the reverse acquisition.

- The assets and liabilities of Baroness Group Holdings Limited and its subsidiaries are measured based on their pre-combination carrying amounts.

- The equity structure appearing in this consolidated financial statement reflects the equity structure of the legal parent, Debenhams plc.

- Debenhams plc has been consolidated from the date of the reverse acquisition using the fair value of its assets and liabilities at that date. The cost of the acquisition was £nil and no goodwill arose on the acquisition.

At the date of the 2005 Acquisition, Debenhams plc held £3 of cash and had issued three £1 subscriber shares. No other assets or liabilities existed on acquisition.

The issue of loan notes in connection with the 2005 Acquisition has been accounted for as an appropriation of shareholders' funds.

33 Related party disclosures

The controlling and related parties held deep discounted bonds, which were repaid in full on 26 May 2005. The payments and amounts owed to these related parties at each period end were as follows:

	3 September 2005 DDB repayments in the period £m
CVC	192.7
TPG	225.5
MLGPE	123.1
C Woodhouse	1.8
R Templeman	2.2
J Lovering	1.4
BELP	1.1
DRET	9.2

As a result of the 2005 Acquisition the shareholders of Baroness Group Holdings Limited received shares and loan notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited. The shares and loan notes received were in direct proportion to each party's shareholding in Baroness Group Holdings Limited. Funds managed or advised by CVC, TPG and MLGPE received loan notes to the value of £178.8 million, £210.3 million and £114.8 million respectively on reorganisation. On 26 May 2005 the Group refinanced its debt structure and the loan notes to the controlling parties were repaid in full. Interest at a fixed rate of 4.8 per cent per annum was charged on the loan notes. On repayment of the loan notes interest of £47,000, £55,000 and £30,000 was paid to funds managed by CVC, TPG and MLGPE respectively. The figures attributable to CVC, above, include warrants paid to CVC Shareholder Group and third-party investment vehicles controlled by Standard Life (being European Strategic Partners LP, European Strategic Partners Scottish B LP, European Partners Scottish C LP, ESP Co-Investment LP, European Strategic Partners 1-LP and ESP Conduit LP) and TCW (being TCW/Crescent Mezzanine Partners III LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners LP), to which the CVC Shareholders Group syndicated a portion of its original investment.

34 Reconciliation of net assets and profit under UK GAAP to IFRS

The Group reported under UK GAAP in its previously published financial statements for the period ended 3 September 2005. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 3 September 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for this Group, being 29 August 2004.

Exemptions from full retrospective application elected by the Group

IFRS 1 provides a number of optional exemptions to the general principles of full retrospective application of IFRS. The Group has elected to take advantage of the following optional exemptions from full retrospective application at the date of transition.

Business combinations

A first-time adopter may elect not to apply IFRS 3 "Business Combinations" retrospectively to business combinations that occurred before the date of transition to IFRS. The Group has elected to take advantage of this exemption. Business combinations that occurred before the date of transition have been consolidated in accordance with UK GAAP. Any unamortised goodwill at 29 August 2004 has been recognised in the IFRS financial statement at amortised cost.

Financial instruments

In its first financial statements a first-time adopter need not restate its comparative information in compliance with IAS 32 and IAS 39. The Group has elected to take advantage of this exemption. The Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005.

Reconciliations of UK GAAP to IFRS

The Group has prepared reconciliations between the shareholders' equity recognised under UK GAAP and under IFRS at 29 August 2004, the date of transition to IFRS, and as at 3 September 2005. The UK GAAP financial statement has been extracted from the previously published UK GAAP financial statement for the period ended 3 September 2005.

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Debenhams plc (formerly Debenhams Retail Holdings Limited) was incorporated on 10 May 2005. As a result, there is no UK GAAP consolidated balance sheet for the Group at 29 August 2004. However, under IFRS, the acquisition of the Debenhams Group on 24 May 2005 is treated as a reverse acquisition, and therefore, an IFRS comparative balance sheet at this date has been presented. The adjustments have been split into four different categories: IFRS 3 "Business Combinations", effects of presentation items, effects of measurement items, and other items.

Reconciliation of equity at 29 August 2004

	UK GAAP 29 August 2004 £m	IFRS 3 £m	Effects of presentation items £m	Effects of measurement items £m	Other £m	IFRS 29 August 2004 £m
ASSETS						
Non-current assets						
Intangible assets	–	800.0 (b)	6.9 (d)	–	–	806.9
Property, plant and equipment	–	1,038.9 (b)	(6.9) (d)	–	–	1,032.0
Deferred tax asset	–	3.9 (b)	–	39.3 (k,l,m)	14.2 (n)	57.4
	–	**1,842.8**	**–**	**39.3**	**14.2**	**1,896.3**
Current assets						
Inventories	–	167.4 (b)	–	–	–	167.4
Trade and other receivables	–	62.4 (b)	–	–	(14.4) (n)	48.0
Cash and cash equivalents	–	159.3 (b)	–	–	–	159.3
	–	**389.1**	**–**	**–**	**(14.4)**	**374.7**
LIABILITIES						
Current liabilities						
Financial liabilities						
– bank overdraft and borrowings	–	(43.1) (b)	–	–	–	(43.1)
Trade and other payables	–	(359.9) (b)	–	34.2 (k,m)	–	(325.7)
Provisions	–	–	(4.8) (g)	–	–	(4.8) (i)
	–	**(403.0)**	**(4.8)**	**34.2**	**–**	**(373.6)**
Net current (liabilities)/assets	**–**	**(13.9)**	**(4.8)**	**34.2**	**(14.4)**	**1.1**
Non-current liabilities						
Financial liabilities						
– bank overdraft and borrowings	–	(1,829.2) (b)	–	–	–	(1,829.2)
Deferred tax liabilities	–	(99.4) (b,c)	–	(18.2) (j)	–	(117.6)
Other non-current liabilities	–	–	–	(143.5) (k,l)	–	(143.5)
Provisions	–	(13.0) (b)	4.8 (g)	–	–	(8.2)
Defined benefit obligation	–	–	–	–	(47.4) (n)	(47.4)
	–	**(1,941.6)**	**4.8**	**(161.7)**	**(47.4)**	**(2,145.9)**
Net liabilities	**–**	**(112.7)**	**–**	**(88.2)**	**(47.6)**	**(248.5)**
SHAREHOLDERS' EQUITY						
Share premium	–	1.0 (b)	–	–	–	1.0
Retained earnings	–	(113.7)	–	(88.2)	(47.6)	(249.5)
Total equity	**–**	**(112.7)**	**–**	**(88.2)**	**(47.6)**	**(248.5)**

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of equity at 3 September 2005

	UK GAAP 3 September 2005 £m	IFRS 3 £m	Effects of presentation items £m	Effects of measurement items £m	Other £m	IFRS 3 September 2005 £m
ASSETS						
Non-current assets						
Intangible assets	2,504.5	(1,692.6) (a,b)	18.0 (d)	–	–	829.9
Property, plant and equipment	668.0	–	(18.0) (d)	–	–	650.0
Financial assets						
– available-for-sale investments	7.2	–	–	–	–	7.2
Deferred tax asset	–	–	11.9 (e,f)	47.0 (k,l,m)	–	58.9
	3,179.7	**(1,692.6)**	**11.9**	**47.0**	**–**	**1,546.0**
Current assets						
Inventories	197.2	–	–	–	–	197.2
Trade and other receivables	56.4	(1.9) (b)	–	–	–	54.5
Current tax asset	–	–	–	–	–	–
Cash and cash equivalents	63.3	–	–	–	12.8 (o)	76.1
	316.9	**(1.9)**	**–**	**–**	**12.8**	**327.8**
LIABILITIES						
Current liabilities						
Financial liabilities						
– bank overdraft and borrowings	(24.9)	(50.1) (b)	–	–	–	(75.0)
Trade and other payables	(400.7)	–	–	12.1 (k,m)	–	(388.6)
Current tax liabilities	(0.6)	–	–	–	–	(0.6)
Provisions	–	–	(6.8) (g)	–	–	(6.8)
	(426.2)	**(50.1)**	**(6.8)**	**12.1**	**–**	**(471.0)**
Net current liabilities	**(109.3)**	**(52.0)**	**(6.8)**	**12.1**	**12.8**	**(143.2)**
Non-current liabilities						
Financial liabilities						
– bank overdraft and borrowings	(1,911.5)	72.4 (b)	–	–	–	(1,839.1)
Deferred tax liabilities	(12.6)	(58.8) (b,c)	(2.4) (e)	–	–	(73.8)
Other non-current liabilities	–	–	–	(158.8) (k,l)	–	(158.8)
Provisions	(18.8)	9.6 (b)	6.8 (g)	–	–	(2.4)
Retirement benefit obligation	0.1	–	(9.5) (f)	–	–	(9.4)
	(1,942.8)	**23.2**	**(5.1)**	**(158.8)**	**–**	**(2,083.5)**
Net assets/(liabilities)	**1,127.6**	**(1,721.4)**	**–**	**(99.7)**	**12.8**	**(680.7)**
SHAREHOLDERS' EQUITY						
Share capital	–	–	–	–	–	–
Merger reserve	1,200.9	–	–	–	–	1,200.9
Reverse acquisition reserve	–	(1,199.9) (b)	–	–	–	(1,199.9)
Retained earnings	(73.3)	(521.5)	–	(99.7)	12.8	(681.7)
Total equity	**1,127.6**	**(1,721.4)**	**–**	**(99.7)**	**12.8**	**(680.7)**

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of profit for the year ended 3 September 2005

	UK GAAP 3 September 2005 £m	IFRS 3 £m	Effects of presentation items £m	Effects of measurement items £m	Other £m	IFRS 3 September 2005 £m
Revenue	**399.8**	**1,208.9** (b)	–	–	–	**1,608.7**
Cost of sales	(329.1)	(938.0) (b)	2.3 (f)	(25.3) (k,l,m)	(5.9) (n)	(1,296.0)
Analysed as:						
Cost of sales before exceptional items	(326.5)	(938.0)	2.3	(25.3)	(5.9)	(1,293.4)
Exceptional cost of sales	(2.6)	–	–	–	–	(2.6)
Gross profit	**70.7**	**270.9**	**2.3**	**(25.3)**	**(5.9)**	**312.7**
Distribution costs	(12.2)	(31.3) (b)	–	–	–	(43.5)
Administrative expenses	(39.9)	(4.0) (a,b)	0.5 (f)	(0.9) (m)	(1.3) (n)	(45.6)
Analysed as:						
Administrative expenses before exceptional costs	(38.7)	(3.4)	0.5	(0.9)	(1.3)	(43.8)
Exceptional administrative expenses	(1.2)	(0.6)	–	–	–	(1.8)
Operating profit before deemed disposal of subsidiary	**18.6**	**235.6**	**2.8**	**(26.2)**	**(7.2)**	**223.6**
Profit on deemed disposal of subsidiary	–	117.7 (b)	–	–	–	117.7
Operating profit	**18.6**	**353.3**	**2.8**	**(26.2)**	**(7.2)**	**341.3**
Analysed as:						
Operating profit before exceptional items	22.4	236.2	2.8	(26.2)	(7.2)	228.0
Exceptional operating profit	(3.8)	117.1	–	–	–	113.3
Other finance income	1.8	–	(2.8) (f)	–	1.0 (n)	–
Interest receivable and similar income	–	5.8 (b)	1.6 (h)	–	–	7.4
Interest payable and similar charges	(138.1)	(121.4) (b)	(1.6) (h)	–	–	(261.1)
Analysed as:						
Interest payable and similar charges before exceptional items	(45.2)	(121.4)	(1.6)	–	–	(168.2)
Exceptional interest payable and similar charges	(92.9)	–	–	–	–	(92.9)
(Loss)/profit before taxation	**(117.7)**	**237.7**	**–**	**(26.2)**	**(6.2)**	**87.6**
Taxation	25.9	(12.2) (b,c)	–	22.4 (j,k,l,m)	–	36.1
Analysed as:						
Taxation before exceptional items	(3.1)	(30.0)	–	4.2	–	(28.9)
Taxation credit on exceptional items	29.0	17.8	–	18.2	–	65.0
(Loss)/profit for the financial year attributable to equity shareholders	**(91.8)**	**225.5**	**–**	**(3.8)**	**(6.2)**	**123.7**

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of cash flows for the year ended 3 September 2005

	UK GAAP 3 September 2005 £m	Business combi-nations £m	Presen-tation £m	Other £m	3 September 2005 53 weeks £m
Cash flows from operating activities					
Cash generated from operations	94.6	287.3 (b)	–	–	381.9
Interest received	1.6	6.5 (b)	–	–	8.1
Interest paid	(194.8)	(103.8) (b)	(38.4) (i)	–	(337.0)
Tax paid	(0.1)	(10.3) (b)	–	–	(10.4)
Finance costs	(38.4)	–	38.4 (i)	–	–
Net cash generated from operating activities	**(137.1)**	**179.7**	**–**	**–**	**42.6**
Cash flows from investing activities					
Net cash received on deemed disposal of subsidiary	–	121.8 (b)	–	–	121.8
Net cash at bank acquired with subsidiary	168.5	(168.5) (b)	–	–	–
Purchase of property, plant and equipment	(32.0)	(82.2) (b)	–	–	(114.2)
Purchase of stores	–	(34.0) (b)	–	–	(34.0)
Proceeds from sale of freehold properties	–	22.0 (b)	–	–	22.0
Proceeds from sale of property, plant and equipment	3.6	22.5 (b)	–	–	26.1
Purchase of investments	–	(4.2) (b)	–	–	(4.2)
Net cash (used)/generated from investing activities	**140.1**	**(122.6)**	**–**	**–**	**17.5**
Cash flows from financing activities					
Drawdown of senior term loan	1,827.6	–	–	–	1,827.6
Mortgage facility repayment	–	(5.7) (b)	–	–	(5.7)
Repayment of senior loan facilities	(533.2)	(87.8) (b)	–	–	(621.0)
Appropriation – settlement of "A" loan notes	(516.7)	(0.1) (b)	–	–	(516.8)
Restricted cash held in DRET	–	–	–	12.8 (o)	12.8
Repayment of deep discounted bonds	(402.8)	(111.5) (b)	–	–	(514.3)
Repayment of high-yield bonds	(326.7)	–	–	–	(326.7)
Net cash used in financing activities	**48.2**	**(205.1)**	**–**	**12.8**	**(144.1)**
Net increase/(decrease) in cash and cash equivalents	**51.2**	**(148.0)**	**–**	**12.8**	**(84.0)**
Cash and cash equivalents at beginning of financial year	–	148.0 (b)	–	–	148.0
Cash and cash equivalents at end of financial year	**51.2**	**–**	**–**	**12.8**	**64.0**

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Reconciliation of profit for the financial year

	Note	Group 2005 £m
Loss for the financial year reported under UK GAAP		(91.8)
Reverse acquisition accounting	(b)	160.4
Goodwill amortisation	(a)	63.2
Deferred tax adjustments	(c,j)	20.1
Lease classification and incentives (net of tax)	(k)	(11.3)
Escalating leases (net of tax)	(l)	(6.8)
Adoption of FRS 17	(n)	(6.2)
Share-based payments (net of tax)	(m)	(3.9)
Profit reported under IFRS		**123.7**

Explanation of reconciling items between UK GAAP and IFRS

IFRS 3 "Business Combinations"

a) Under UK GAAP, goodwill was amortised over its estimated expected useful life of 20 years. Under IFRS 3 "Business Combinations", goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. The goodwill charge made under UK GAAP has not been recorded under IFRS from 29 August 2004, the IFRS transition date. The IFRS restatement results in a reduction in the amortisation charge, within administration expenses, of £63.2 million for the year ended 3 September 2005, and a corresponding increase in goodwill as at 3 September 2005.

b) Under UK GAAP, the 2005 Acquisition was accounted for as an acquisition by the Company of Baroness Group Holdings Limited. Total goodwill of £2,536.0 million was recognised at the date of the acquisition, calculated as the difference between the fair value of the consideration (comprising the shares and loan notes issued by the Company) and the fair value of the identifiable net liabilities of Baroness Group Holdings Limited and its subsidiaries.

Under IFRS 3 "Business Combinations", the 2005 Acquisition has been accounted for as a reverse acquisition, and for accounting purposes the legal subsidiary, Baroness Group Holdings Limited has been deemed to have acquired the legal parent, Debenhams plc. The net assets of Baroness Group Holdings Limited have been recognised at their pre-combination carrying amounts, the cost of the acquisition was nil and there was no goodwill arising.

The consideration for the acquisition was satisfied by the issue of shares (£1,200.9 million) and £589.2 million loan notes. At 3 September 2005, the £22.3 million "C" loan notes outstanding have been transferred to equity and the £50.1 million "B" loan notes have been reclassified as a current liability as at 3 September 2005.

Fair value adjustments created at the time of the acquisition have been released resulting in an increase to deferred tax liabilities of £2.3 million, a reduction in non-current provisions of £9.6 million, and a reduction in other receivables of £1.9 million as at 3 September 2005. These releases also resulted in a reduction in cost of sales for the year ended 3 September 2005 of £0.5 million, an increase in interest payable and similar charges of £0.8 million, and a reduction in the tax charge of £0.3 million.

As a result of applying reverse acquisition accounting, the consolidated IFRS financial information of Debenhams plc is a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries. The retained earnings shown as at 3 September 2005 are those for Baroness Group Holdings Limited and its subsidiaries and a reverse acquisition reserve of £1,199.9 million has been created. Adjustments in the statement of income and expenditure representing the trading prior to the reverse acquisition resulted in an increase in: turnover of £1,208.9 million, cost of sales of £938.5 million, distribution expenses of £31.3 million, administrative expenses of £67.2 million, profit on deemed disposal of a subsidiary of £117.7 million, interest receivable and similar income of £5.8 million, interest payable and similar charges of £120.6 million and an increase in the tax charge of £14.4 million for the year ended 3 September 2005.

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Overall, as at 3 September 2005 under IFRS, retained earnings are £528.2 million lower than under UK GAAP and goodwill is reduced by £1,755.8 million.

As at 29 August 2004, the reverse acquisition resulted in the following changes to the balance sheet: intangible assets increased by £800.0 million, property, plant and equipment increased by £1,038.9 million, deferred tax asset increased by £3.9 million, inventories increased by £167.4 million, trade and other receivables increased by £62.4 million, cash and cash equivalents increased by £159.3 million, current financial liabilities increased by £43.1 million, trade and other payables increased by £359.9 million, non-current financial liabilities increased by £1,829.2 million, deferred tax liabilities increased by £41.0 million and provisions increased by £13.0 million. The reverse acquisition also resulted in the creation of a share premium account of £1.0 million and a reduction in retained earnings of £113.7 million.

The impact on the cash flow resulting from the inclusion of the nine months prior to the reverse acquisition has no overall effect on the cash and cash equivalents at the end of the financial year, however, it has resulted in an increase in the opening position of £148.0 million and an equivalent decrease in the movement in cash and cash equivalents during the year.

c) Under IFRS 3 on business combinations, a deferred tax provision is recognised on the difference between the fair value of an acquired asset and its equivalent tax value. Under UK GAAP, deferred tax is calculated on timing differences and therefore no additional deferred tax effect is required on business combinations where permanent differences exist between the tax value of an acquired asset and its carrying value. Similarly, IFRS also requires that a deferred tax asset is created for the fair value of developer incentives acquired on a business combination which will not be taxed when released to the income statement. The effect of this difference is an increase in deferred tax liabilities of £56.5 million as at 3 September 2005 (2004: £58.4 million) and a reduction in the tax charge for the year ended 3 September 2005 of £1.9 million.

Effects of presentation items

d) In accordance with IFRS, capitalised software costs have been reclassified from property, plant and equipment to intangible assets. The impact of the reclassification on transition and at 3 September 2005 was £6.9 million and £18.0 million respectively. The software depreciation charge of £3.7 million under UK GAAP for the financial year ended 3 September 2005 has been reclassified as amortisation with no net effect on the Group's income statement.

e) Deferred tax assets and liabilities are shown separately under IFRS. The effect of this is to increase deferred tax assets by £2.4 million as at 3 September 2005 with a corresponding increase in deferred tax liabilities at those dates.

f) Accounting for pensions in accordance with IAS 19 "Employee Benefits" is different from FRS 17 "Retirement Benefits". The main differences are:

- Under FRS 17, pension balances are presented net of deferred tax on the face of the balance sheet. Under IFRS these balances are shown separately as a liability for the pension scheme and as an asset for deferred tax. As a result, the Group's retirement benefit obligation at 3 September 2005 increased by £9.5 million and the non-current deferred tax asset increased by the same amount.

- Pension assets are valued at bid value under IFRS, whereas a mid market valuation is used under FRS 17. The impact of this change is not material.

- Returns on assets and interest on pension liabilities are recorded within finance income in interest under UK GAAP, but within the Group's operating profit under IFRS. In the year ended 3 September 2005, the effect of this is to reduce cost of sales by £2.3 million, reduce administrative expenses by £0.5 million and reduce finance income by £2.8 million.

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

g) In accordance with IFRS, provisions have been split between current and non-current on the face of the balance sheet. As at 3 September 2005 £6.8 million (2004: £4.8 million) has been reclassified as a current provision.

h) In accordance with IFRS, interest receivable has been shown separately on the face of the income statement. Interest receivable of £1.6 million as at 3 September 2005 has been reclassified from interest paid and similar charges.

i) In accordance with IFRS, costs associated with refinancing of £38.4 million have been reclassified from finance costs to interest paid within the cash flow statement.

Effects of measurement items

j) IFRS requires that deferred tax is recognised where assets are held at values that differ from their tax base cost. The basis of this calculation varies depending on whether value is expected to be achieved from the asset through sale or through retention in the business. On the date of transition, a deferred tax liability of £18.2 million was created under IFRS to reflect the capital gains tax that would become payable in respect of a portfolio of properties that the Group expected to sell. This liability was subsequently released to the income statement in the year ended 3 September 2005 when the properties left the accounting corporate group without tax becoming payable.

k) As part of the operating lease agreements for buildings, the Group receives a number of lease incentives in the form of rent-free periods and developer contributions. Under IFRS, lease incentives are spread over the lease term. Under UK GAAP, they were spread over the shorter of the lease term or the period to the first rent review, and the resulting liabilities of £4.6 million, relating to rent-free periods, and £39.6 million, relating to developers' contributions, were shown within current trade and other payables. On transition to IFRS at 29 August 2004, current trade and other payables were reduced by £3.5 million and £33.5 million for rent-free periods and developers' contributions respectively and liabilities of £18.3 million and £124.6 million respectively were created in other non-current liabilities. This resulted in a decrease in current trade and other payables of £31.8 million as at 3 September 2005 (2004: £37.0 million), an increase in other non-current liabilities of £148.5 million as at 3 September 2005 (2004: £142.9 million) and an increase in cost of sales of £10.9 million in the year ended 3 September 2005. The tax effect of these adjustments was an increase in deferred tax assets of £38.0 million as at 3 September 2005 (2004: £38.3 million) and an increase in the tax charge for the year ended 3 September 2005 of £0.4 million.

l) A number of operating lease agreements contain fixed incremental rental charges. In accordance with IAS 17 the total committed cost has been calculated and is charged on a straight-line basis. Under UK GAAP the fixed increments have been charged to the income statement on a basis consistent with the amounts incurred each year. The impact of adopting IAS 17 for the leases has been to increase other non-current liabilities by £10.3 million as at 3 September 2005 (2004: £0.6 million), to increase non-current deferred tax asset by £3.1 million as at 3 September 2005 (2004: £0.2 million) and to increase cost of sales and reduce the tax charge by £9.7 million and £2.9 million respectively in the year ended 3 September 2005.

m) On a UK GAAP basis, applying UITF 17 "Employee Share Schemes" share-based awards are accounted for on an intrinsic basis. Under IFRS 2 "Share-based Payments" a charge is required in the income statement to recognise the fair value of shares and options awarded to employees over the period to which the employees' services relate. In the year ended 3 September 2005, the effect of this adjustment was to increase cost of sales by £4.7 million, increase administration expenses by £0.9 million and reduce the Group's tax charge by £1.7 million. The effect of this adjustment on the Group's balance sheet was to increase deferred tax assets by £5.9 million as at 3 September 2005 (2004: £0.8 million), and to increase trade and other payables by £19.7 million as at 3 September 2005 (2004: £2.8 million).

34 Reconciliation of net assets and profit under UK GAAP to IFRS continued

Other items

n) Costs relating to the Group's pension schemes were accounted for under SSAP 24 prior to the reverse acquisition. The UK GAAP financial statements for the period ended 3 September 2005 applied FRS 17. Applying FRS 17 to the period prior to the reverse acquisition resulted in an increase in cost of sales of £5.9 million, an increase in administration expenses of £1.3 million, and an increase in other finance income of £1.0 million for the year ended 3 September 2005. The impact on the balance sheet for the year ended 28 August 2004 was to increase the defined benefit obligation by £47.4 million, to increase deffered tax assets by £14.2 million and to reduce trade and other receivables by £14.4 million. The balance sheet at 3 September 2005 is unaffected.

o) In the UK GAAP accounts for the year ended 3 September 2005 the DRET was not consolidated. An adjustment relating to the consolidation of the Debenhams Retail Employee Trust resulted in an increase in cash and cash equivalents of £12.8 million for the year ended 3 September 2005 and a corresponding increase in retained earnings.

35 Principal subsidiary undertakings

The principal subsidiary undertakings of Debenhams plc at 2 September 2006 were as follows:

Company	Country of operation	Country of registration	Activity
Baroness Group Holdings Limited *	Jersey	Jersey	Holding company
Debenhams Retail plc	UK	England	Department store retailing
Debenhams Group Holdings Limited * (formerly Debenhams Limited)	UK	England	Holding company
Debenhams Finance Holdings Limited *	UK	England	Holding company
Baroness Retail Limited	UK	England	Holding company
Debenhams Retail (Ireland) Limited	Ireland	Ireland	Department store retailing
Debenhams Properties Limited	UK	England	Property investment
BF Properties (No.1) Limited	UK	England	Property investment
BF Properties (No.2) Limited	UK	England	Property investment
BF Properties (No.3) Limited	UK	England	Property investment
Debenhams Direct Limited	UK	England	Internet retailing
Other entities:			
Baroness Employee Limited Partnership	Jersey	Jersey	ESOP
Debenhams Retail Employee Trust 2004	Jersey	Jersey	ESOP

* Denotes investments held by the Company. All other investments are held by subsidiary undertakings.

All companies are wholly owned.

All subsidiary companies are consolidated.

36 Events after the balance sheet date

On 12 September 2006 the Company acquired the business and assets of nine stores based in the Republic of Ireland from Roches Stores, an unlimited company incorporated and registered in Ireland. The consideration for this acquisition was €29.0 million plus the value of the stock, with €15.0 million payable on completion, €5.0 million payable on the first anniversary and €9.0 million on the second anniversary of completion. The assets acquired include fixtures and equipment at each of the stores, goodwill, licences and trademarks.

Income statement

	IFRS		UKGAAP			
	2006 £m	2005 £m	Pro forma[1] 2005 £m	Pro forma[2] 2004 £m	2003 £m	2002 £m
Gross transaction value	**2,192.8**	2,086.8	2,086.8	1,902.9	1,810.2	1,695.8
Revenue	**1,707.7**	1,608.7	1,608.7	1,491.8	1,810.2	1,695.8
Cost of sales	**(1,376.3)**	(1,293.4)	(1,270.9)	(1,207.9)	(1,550.7)	(1,455.4)
Gross profit	**331.4**	315.3	337.8	283.9	259.5	240.4
Distribution costs	**(53.0)**	(43.5)	(43.5)	(37.5)	(37.1)	(33.1)
Administrative expenses	**(40.2)**	(43.8)	(106.6)	(75.3)	(46.6)	(43.5)
Operating profit before exceptional items	**238.2**	228.0	187.7	171.1	175.8	163.8
Exceptional items	**(14.6)**	(4.4)	(4.7)	(44.4)	(17.4)	(3.8)
Profit on deemed disposal of subsidiary	–	117.7	117.7	–	–	–
Operating profit	**223.6**	341.3	300.7	126.7	158.4	160.0
Net interest	**(125.4)**	(160.8)	(157.1)	(123.5)	(7.4)	(6.4)
Exceptional interest payable and similar charges	**(36.1)**	(92.9)	(92.9)	(33.6)	–	–
Profit/(loss) before taxation	**62.1**	87.6	50.7	(30.4)	151.0	153.6
Taxation	**(18.4)**	36.1	11.7	7.4	(42.6)	(44.6)
Profit/(loss) for the financial year attributable to equity shareholders	**43.7**	123.7	62.4	(23.0)	108.4	109.0

Gross transaction value
Gross transaction value is equivalent to turnover prior to the adoption of Financial Reporting Standard 5 Application Note G "Revenue Recognition" ("FRS 5 ANG"), which requires turnover to be presented net of staff discounts and loyalty point sales. It also requires turnover for concessions to be shown on a net basis.

Proforma (1)
The results for 2005 have been restated to give effect for the combination of:

- The consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 29 August 2004 to 23 May 2005; and
- The consolidated financial information of Debenhams Retail Holdings Limited and its subsidiaries from 24 May 2005 to 3 September 2005.

Proforma (2)
The results for 2004 have been restated to give effect for the combination of:

- The consolidated financial information of Debenhams Group holdings Limited (formerly Debenhams plc) and its subsidiaries from 31 August 2003 to 3 December 2003; and
- The consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 4 December 2003 to 28 August 2004.

Balance sheets

	IFRS		UKGAAP			
	2006 £m	2005 £m	2005 £m	2004 £m	2003 £m	2002 £m
ASSETS						
Non-current assets						
Intangible assets	**836.1**	829.9	2,504.2	799.7	2.2	0.2
Tangible assets	**639.5**	650.0	668.2	1,039.1	976.8	920.2
Financial assets	**16.0**	7.2	7.2	–	32.8	18.8
Retirement benefit obligations	**13.8**	–	9.5	–	–	–
Deferred tax assets	**51.1**	58.9	–	–	–	–
Total fixed assets	**1,556.5**	1,546.0	3,189.1	1,838.8	1,011.8	939.2
Net current (liabilities)/assets	**(156.6)**	(143.2)	(83.6)	17.8	(113.8)	(92.8)
Non-current liabilities	**(1,346.6)**	(2,083.5)	(1,965.1)	(1,911.3)	(125.9)	(121.1)
Net assets/(liabilities)	**53.3**	(680.7)	1,140.4	(54.7)	772.1	725.3
SHAREHOLDERS' EQUITY						
Share capital	**0.1**	–	–	1.0	36.6	36.9
Share premium account	**682.9**	–	–	–	19.7	3.3
Other reserves	**3.5**	1.0	1,200.9	–	45.0	44.2
Retained earnings	**(633.2)**	(681.7)	(60.5)	(55.7)	670.8	640.9
Total equity	**53.3**	(680.7)	1,140.4	(54.7)	772.1	725.3

THE MEMBERS OF DEBENHAMS PLC

FORMERLY DEBENHAMS RETAIL HOLDINGS LIMITED

We have audited the parent company financial statements of Debenhams plc (formerly Debenhams Retail Holdings Limited) for the year ended 2 September 2006 which comprise the balance sheet, statement of total recognised gains and losses and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Debenhams plc (formerly Debenhams Retail Holdings Limited) for the year ended 2 September 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors' report is consistent with the parent company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the directors' report and the unaudited part of the remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 2 September 2006;

- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the directors' report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds

24 October 2006

	Note	2 September 2006 £m	3 September 2005 £m
Fixed assets			
Investments	3	**4,068.7**	2,310.0
Financial assets – derivative financial instuments		**7.8**	–
		4,076.5	2,310.0
Current assets			
Debtors	4	**137.8**	1,266.1
Cash at bank and in hand		**0.2**	6.0
		138.0	1,272.1
Creditors: amounts falling due within one year	5	**(1,322.2)**	(549.7)
Net current (liabilities)/assets		**(1,184.2)**	722.4
Total assets less current liabilities		**2,892.3**	3,032.4
Creditors: amounts falling due after more than one year	6	**(1,039.3)**	(1,851.5)
Provisions for liabilities and charges	8	**(2.1)**	–
Net assets		**1,850.9**	1,180.9
Capital and reserves			
Called up share capital	9	**0.1**	–
Share premium account	10	**682.9**	–
Merger reserve	10	**1,200.9**	1,200.9
Hedging reserve	10	**4.4**	–
Profit and loss account	10	**(37.4)**	(20.0)
Shareholders' funds – equity interests	11	**1,850.9**	1,180.9

The financial statements on pages 112 to 119 were approved by the board of directors on 23 October 2006 and were signed on its behalf by:

C Woodhouse
Director

RECOGNISED GAINS AND LOSSES

FOR THE FINANCIAL YEAR ENDED 2 SEPTEMBER 2006

	For the financial year ended:	
	2 September 2006 52 weeks £m	3 September 2005 53 weeks £m
Loss for the financial year	**20.8**	(20.0)
Cash flow hedges		
– net fair value gains (net of tax)	**17.3**	–
– reclassified and reported in net profit	**0.8**	–
Net gains recognised directly in equity	**18.1**	–
Total gains and losses recognised during the year	**(2.7)**	(20.0)
Adoption of FRS 26 (net of tax)	**(13.1)**	–

1 Accounting policies

Accounting convention

The balance sheet and associated notes are drawn up on the going concern basis under the historical cost convention in accordance with the provisions of the Companies Act 1985 and applicable accounting standards. The principal accounting policies are set out below.

Investments

Investments are held at cost less any provision for diminution in value.

Borrowings

All borrowings are stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs, are charged to the profit and loss account over the term of the borrowings. Finance costs represent a constant proportion of the balance of capital repayments outstanding.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and the results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be taxable profits from which the future reversal of the underlying timing differences can be deducted.

Changes in accounting policies

The Company has adjusted its accounting policies to adopt the following new standards:

FRS 20 "Share-based Payments"
FRS 21 "Events after the Balance Sheet Date"
FRS 25 "Financial Instruments: Disclosure and Presentation"
FRS 26 "Financial Instruments: Measurement"

Other accounting standards which have recently been issued have had no impact on the Company's accounting policies.

FRS 20 requires that the fair value of options awarded to employees is charged to the profit and loss account over the vesting period. The Company does not incur a charge under this standard. However, where the Company has granted options over the Company shares to employees of its subsidiaries, a capital contribution has been deemed to be made by the Company. This is then recharged to the subsidiary and is based on the fair value of the options issued spread over the options vesting period. Adopting FRS 20 has had no impact on the Company's net assets at 3 September 2005.

FRS 21 requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as the liability does not represent a present liability. In accordance with FRS 21, interim dividends are recognised when paid and final dividends are recognised when approved by the shareholders. As a result of adopting FRS 21, the Company's net assets at 2 September 2006 increased by £20.6 million, there has been no impact on the net assets as at 3 September 2005.

The Company has adopted the presentation requirements of FRS 25. This deals with the classification of capital instruments issued between equity and debt and the implication of that classification for accrued dividends and interest expenses. The effect of the change in accounting policy to adopt the presentation requirements of FRS 25 was to reclassify £0.4 million of accrued interest on borrowings from accruals to bank loans and overdrafts.

1 Accounting policies continued

The adoption of FRS 25 and FRS 26 with effect from 4 September 2005 results in a change in the Company's accounting policy for financial instruments. The impact of these standards on the Company's balance sheet is shown below.

The principal impact of FRS 26 on the Company's financial statements relates to the recognition of derivative financial instruments at fair value. Any derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated.

Under FRS 26, derivative financial instruments that qualify as cash flow hedges are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity. The Company hedges interest rate risk through using interest rate swaps.

The adjustments to the balance sheet as at 4 September 2005 are as follows:

	Opening balance sheet at 4 September 2005 £m	Effects of adopting FRS 25 and FRS 26 £m	Position at 4 September 2005 £m
Fixed assets			
Financial assets – derivative financial instruments	–	0.8	0.8
Deferred tax assets	–	5.7	5.7
Creditors: amounts falling due within one year:			
Accruals and deferred income	(10.8)	0.4	(10.4)
Bank loans and overdraft	(10.9)	(0.4)	(11.3)
Creditors: amounts falling due after more than one year			
Financial liabilities – derivative financial instrument	–	(19.6)	(19.6)
Impact on net assets		**(13.1)**	
Hedging reserve		(13.7)	
Retained earnings		0.6	
Impact on equity shareholders' funds		**(13.1)**	

In accordance with the standard, the Company has elected not to apply FRS 26 to the financial year ended 3 September 2005. Accordingly, the Company has continued to apply UK GAAP in the accounting for and disclosure of financial instruments in that period.

The Company has taken advantage of the exemption in FRS 25 not to present information on financial risk management and hedging where that information is presented in the same Group financial statements. Accordingly, information on risk management and hedging may be found in notes 3 and 23 of the Group accounts.

Policies relating to UK GAAP comparatives

Information in respect of derivatives for the year ended 3 September 2005 are presented on a UK GAAP basis as previously reported, which is as follows:

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability or future expenditure. When a derivative financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the derivative is accounted for in the income statement. The Company policy is not to use derivative financial instruments for speculative purposes.

7 Borrowings continued

During the year £0.9 million of the "B" loan notes were repaid on the 13 January 2006 and the remaining £49.2 million repaid in full on 21 March 2006. Fixed interest on the "B" loan notes was charged at 4.8 per cent per annum and the principal was guaranteed under the senior credit facilities.

As at 2 September 2006, £0.2 million (2005: £22.3 million) of "C" loan notes issued by the Company were held by the Baroness Employee Limited Partnership. Fixed interest on the notes was charged at 4.8 per cent and a collateral deposit guarantees the principal.

8 Provisions for liabilities and charges

	Deferred taxation provision £m
At 3 September 2005	–
Deferred tax asset arising on adoption of FRS 26	5.7
Charged to the statement of recognised gains and losses	(7.8)
At 2 September 2006	**(2.1)**

9 Share capital

	2 September 2006		3 September 2005	
	£	Number	£	Number
Authorised				
Ordinary shares of £0.0001 (2005: £0.001) each	**128,846**	**1,288,461,539**	10,000	10,000,000
Governance shares of £0.01 each	–	–	1,000	100,000
Subscriber shares of £1.00 each	–	–	3	3
	128,846	**1,288,461,539**	11,003	10,100,003

	2 September 2006		3 September 2005	
	£	Number	£	Number
Issued and fully paid				
Ordinary shares of £0.0001 (2005: £0.001) each	**85,897**	**858,977,359**	10,000	10,000,000
Governance shares of £0.01 each	–	–	1,000	100,000
Subscriber shares of £1.00 each	–	–	3	3
	85,897	**858,977,359**	11,003	10,100,003

The Company was incorporated on 10 May 2005, at which time the subscriber shares were issued. On 26 May 2005 as part of the acquisition of the Baroness Group, 10,000,000 ordinary shares and 100,000 governance shares were issued.

On 5 April 2006, the directors approved a bonus issue of four ordinary shares for one ordinary share held. The new ordinary shares had a nominal value of £0.001. The increase in share capital was effected by a bonus issue of £40,000, using retained earnings to fully pay up the newly issued shares. On 3 May 2006, the authorised share capital of the Company was increased by £77,843.15 and each of the issued and unissued ordinary shares of £0.001 was subdivided into ten ordinary shares of £0.0001 each.

On 9 May 2006 following the Company's Admission to the London Stock Exchange 358,974,359 shares were issued for £1.95 per share. The consideration on issuing these shares was £700 million, with costs of £17.1 million, which relate directly to the issue of new shares being set off against the share premium account.

On Admission the governance shares and the subscriber shares were transferred by the holders to the Company for nil consideration and cancelled.

The cost, market value and number of ordinary shares in the Company held by the Debenhams Retail Employee Trust and the Baroness Employee Limited Partnership are disclosed in note 28 of the Group accounts.

10 Reserves

	Share premium account £m	Hedging reserve £m	Merger reserve £m	Profit and loss account £m
At 4 September 2005	–	–	1,200.9	(20.0)
Adoption of FRS 26	–	(13.7)	–	0.6
Premium on issue of ordinary shares	700.0	–	–	–
Issue costs	(17.1)	–	–	–
Loss for the financial year	–	–	–	(20.8)
Cash flow hedges:				
– net fair value gains (net of tax)	–	17.3	–	–
– reclassified and reported in net profit	–	0.8	–	–
Employee share ownership plans (net of tax)	–	–	–	2.8
At 2 September 2006	**682.9**	**4.4**	**1,200.9**	**(37.4)**

The bonus issue of shares on 5 April 2006 resulted in the capitalisation of £40,000 of retained earnings.

On 9 May 2006, following the Company's Admission to the London Stock Exchange, the Company issued 358,974,359 ordinary shares for £1.95 per ordinary share.

11 Reconciliation of movements in shareholders' funds

	2 September 2006 £m	3 September 2005 £m
Loss for the financial year	**(20.8)**	(20.0)
Retained loss	**(20.8)**	(20.0)
Adoption of FRS 26	**(13.1)**	–
Issue of ordinary share capital (net of issue costs)	**683.0**	1,200.9
Cash flow hedges:		
– net fair value gains (net of tax)	**17.3**	–
– reclassified and reported in net profit	**0.8**	–
Employee share ownership plans (net of tax)	**2.8**	–
Net increase to shareholders' funds	**670.0**	1,180.9
Opening shareholders' funds	**1,180.9**	–
Closing shareholders' funds	**1,850.9**	1,180.9

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING ("AGM") OF DEBENHAMS PLC WILL BE HELD AT 1 WELBECK STREET, LONDON W1G 0AA ON TUESDAY 12 DECEMBER 2006 AT 11.00 AM.

Items 1 to 18 will be proposed as ordinary resolutions. Items 19 and 20 will be proposed as special resolutions.

Ordinary business

1 Directors' report and accounts

To receive the accounts for the financial year which ended on 2 September 2006 together with the directors' report and the auditors' report on those accounts.

2 Directors' remuneration report

To approve the remuneration report for the financial year which ended on 2 September 2006.

3 Dividend

To declare a final dividend for the year ended 2 September 2006 of 2.4 pence per share.

To reappoint the following directors who retire in accordance with the Company's Articles of Association

4 Philippe Costeletos

5 Adam Crozier

6 Jonathan Feuer

7 Richard Gillingwater

8 Peter Long

9 John Lovering

10 Dennis Millard

11 Guido Padovano

12 Paul Pindar

13 Michael Sharp

14 Rob Templeman

15 Chris Woodhouse

16 Appointment of auditors

To reappoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

17 Remuneration of the auditors

To authorise the Audit Committee (on behalf of the board) to determine the remuneration of the auditors.

Special business

18 Authority to allot securities

That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £28,632 provided that this authority shall expire 15 months from the date of this resolution or at the Company's next AGM if earlier and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

19 Disapplication of pre-emption rights

That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities for cash as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

b) otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,294

and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or 15 months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

20 Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163(3) of the Act) of shares, subject to the following conditions:

a) the maximum number of shares authorised to be purchased may not be more than 85,897,435;

b) the minimum price which may be paid for a share is 0.01 pence being the nominal value of each share;

c) the maximum price which may be paid for each share shall be the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share as derived from the London Stock Exchange Trading System ("SETS");

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

By order of the board

Guy Johnson
Company Secretary
10 November 2006

Debenhams plc
Registered Office
1 Welbeck Street, London W1G 0AA

Registered in England and Wales. Company No. 5448421

Your attention is drawn to the notes below:

The directors believe that all the proposals to be considered at the AGM are in the best interests of Debenhams plc and its shareholders. They recommend that you vote in favour of the proposed resolutions. The directors will be voting their own shareholdings in favour of the proposed resolutions.

To have the right to come and vote at the AGM, you must hold shares in Debenhams plc (this means your name must be entered on the share register) by 11.00am on 10 December 2006.

If you cannot come to the AGM, you can appoint someone as your proxy to come to the meeting and vote for you. Alternatively you can appoint the Chairman as your proxy. If there is a poll, your proxy can vote for you and can also join in the demand for a poll. A proxy does not have to be shareholder. If you want to appoint a proxy, fill in the form of proxy which is enclosed and return it to the Company's registrars in the prepaid envelope provided.

The Company's registrars must receive your proxy instructions by 11.00am on 10 December 2006. If you fill in and send back a form of proxy you can still come to the AGM and vote instead of your proxy. If you do this and there is a poll vote, the votes you have given previously to your proxy will not be counted.

The directors' service contracts, letters of appointment and their interests in shares in Debenhams plc will be available for inspection at and for 15 minutes prior to the AGM. You can also ask to see these documents during normal business hours by contacting the Company Secretary.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 12 December 2006 and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST proxy instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Registered office and head office
1 Welbeck Street
London W1G 0AA
Registered in England and Wales
Company number: 5448421

Financial advisers and stockbrokers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors
PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA



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Debenhams
1 Welbeck Street
London
W1G 0AA

www.debenhams.com